Exhibit 99.9

Budget and Fiscal Plan

2013/14 — 2015/16

February 19, 2013

National Library of Canada Cataloguing in Publication Data
British Columbia.
Budget and fiscal plan. — 2002/03/2004/05-
Annual
Also available on the Internet.
Continues: British Columbia. Ministry of Finance and
Corporate Relations. Budget … reports. ISSN 1207-5841
ISSN 1705-6071 = Budget and fiscal plan — British Columbia.
1. Budget — British Columbia — Periodicals.2. British
Columbia — Appropriations and expenditures — Periodicals.
I. British Columbia. Ministry of Finance. II. Title.
HJ12.B742 352.48’09711’05 C2003-960048-3

Budget and Fiscal Plan 2013/14 — 2015/16			February 19, 2013

Attestation by the Secretary to Treasury Board

Summary			1

Part 1:	Three Year Fiscal Plan
Introduction			5
Revenue			8
	Major revenue sources		10
Expense			16
	Consolidated Revenue Fund spending		16
	Expenditure Growth Management		24
	Management of the BC Public Service		24
	Recovered expenses		25
	Operating transfers		25
	Service delivery agency spending		26
Capital Spending			26
	Taxpayer-supported capital spending		26
	Self-supported capital spending		31
	Projects over $50 million		31
Provincial Debt			34
Independent Revenue Forecast Review			37
Risks to the Fiscal Plan			37
Tables:
	1.1	Three Year Fiscal Plan	5
	1.2	Major Factors Underlying Revenue	9
	1.3	Personal Income Tax Revenue	10
	1.4	Corporate Income Tax Revenue	11
	1.5	Sales Taxes Revenue	11
	1.6	Federal Government Contributions	13
	1.7	Revenue by Source	15
	1.8	Expense by Ministry, Program and Agency	17
	1.9	Health Per Capita Costs and Outcomes: Canadian Comparisons	20
	1.10	Health Funding Plan	20
	1.11	Support for Arts, Education and Economic Initiatives	23
	1.12	Support for Families, Individuals and Community Safety	23
	1.13	Capital Spending	27
	1.14	Provincial Transportation Investments	29
	1.15	Capital Expenditure Projects Greater Than $50 million	32
	1.16	Provincial Debt Summary	35
	1.17	Provincial Borrowing Requirements	36
	1.18	Reconciliation of Summary Results to Provincial Debt Changes	36

Budget and Fiscal Plan – 2013/14 to 2015/16

	1.19	Key Fiscal Sensitivities	38
	1.20	Notional Allocations to Contingencies	40

Topic Boxes:
	Release of Surplus Assets for Economic Generation		42
	Expenditure Growth Management		44
	British Columbia Families First Early Years Strategy		46
	BC Training and Education Savings Program		48
	Long-term Opportunities for British Columbia — Liquified Natural Gas		50

Part 2:	Tax Measures
Tax Measures — Supplementary Information			53
Tables:
	2.1	Summary of Tax Measures	53

Topic Boxes:
	Carbon Tax Review		58
	Carbon Tax Report and Plan		61
	Tobacco Control Strategy and Taxation in BC		64
	Re-implementation of the Provincial Sales Tax		67

Part 3:	British Columbia Economic Review and Outlook
Summary			71
British Columbia Economic Activity and Outlook			72
	The labour market		72
	Consumer spending and housing		73
	Business and government		75
	External trade and commodity markets		75
	Demographics		77
	Inflation		77
Risks to the Economic Outlook			78
External Outlook			78
	United States		78
	Canada		81
	Europe		83
	China		84
Financial Markets			85
	Interest rates		85
	Exchange rate		86

Tables:
	3.1	British Columbia Economic Indicators	72
	3.2	US real GDP forecast: Consensus vs Ministry of Finance	81

Budget and Fiscal Plan – 2013/14 to 2015/16

ii

3.3	Canadian real GDP forecast: Consensus vs Ministry of Finance	83
3.4	Private Sector Canadian Interest Rate Forecasts	86
3.5	Private Sector Exchange Rate Forecasts	87
3.6.1	Gross Domestic Product: British Columbia	88
3.6.2	Components of Real Gross Domestic Product: British Columbia	89
3.6.3	Components of Nominal Income and Expenditure	90
3.6.4	Labour Market Indicators	90
3.6.5	Major Economic Assumptions	91

Topic Boxes:
The Economic Forecast Council, 2013		92

Part 4: 2012/13 Revised Financial Forecast (Third Quarterly Report)
2012/13 Fiscal Year in Review		97
Changes Since the Second Quarterly Report		98
Contingencies		100
Health Funding Report		100
Capital Spending		101
Provincial Debt		102
Risks to the Fiscal Forecast		103
Supplementary Schedules		103
Tables:
4.1	2012/13 Forecast Update	97
4.2	2012/13 Forecast — Changes from Budget 2012	99
4.3	2012/13 Notional Allocations to Contingencies	100
4.4	Health Funding Report	100
4.5	2012/13 Capital Spending Update	101
4.6	2012/13 Provincial Debt Update	102
4.7	2012/13 Operating Statement	103
4.8	2012/13 Revenue by Source	104
4.9	2012/13 Expense by Ministry, Program and Agency	105
4.10	2012/13 Expense by Function	106
4.11	2012/13 Capital Spending	107
4.12	2012/13 Provincial Debt	108
4.13	2012/13 Statement of Financial Position	109

Appendices		111

Budget and Fiscal Plan – 2013/14 to 2015/16

iii

February 19, 2013

As required by Section 7(d) of the Budget Transparency and Accountability Act (BTAA), and Section 4a(v) of the Carbon Tax Act, I confirm that Budget 2013 contains the following elements:

•      The fiscal and economic forecasts for 2013/14 and the next two years — provided in Parts 1 and 3.

•                  Advice received from the Economic Forecast Council in November 2012 (updated January 2013), on the economic growth outlook for British Columbia, including a range of forecasts for 2013 and 2014 (see Part 3, page 92).

•                  Material economic, demographic, fiscal, accounting policy and other assumptions and risks underlying Budget 2013 economic and fiscal forecasts, including:

•                  An economic forecast that reflects slower growth in 2013, but steady improvement thereafter for British Columbia, as the impact of evolving US fiscal policy on the US economy and the ongoing European sovereign debt crisis with its potential for far reaching consequences remain a concern. Accordingly, the economic projections assumed in Budget 2013 are more prudent relative to the average of the forecasts provided by the Economic Forecast Council. The changes in the general corporate tax rate, short term personal income tax rate increases, and the phasing out of the non-industrial school tax credits over two years are considered to have minimal impact on the growth forecast.

•                  Forecast allowances of $200 million for 2013/14 increasing to $225 million and $325 million in the two outer years of the fiscal plan respectively to help achieve operating and debt level targets. The change in the level of these allowances over the fiscal plan period recognizes the increase in uncertainty in revenue forecasts, commodity prices and the global economic recovery for projections further out in the fiscal plan.

•                  The spending (expense) forecast in Budget 2013 assumes average annual growth in operating expenses (excluding tax transfers) will not exceed 1.5 per cent over the three years of the fiscal plan. This spending level, reflecting both the continuation of the expenditure management direction established in Budget 2009 and the realization of more efficient delivery of services, nonetheless requires vigilant monitoring to ensure budget targets are achieved.

•                  Budget 2013 includes an allocation of $225 million to the Contingencies (All Ministries) and New Programs Vote in 2013/14, and $225 million in each of the following two fiscal years. These allocations are based on a review of potential ministry pressures and government’s critical priorities in a tight fiscal environment.

•                  Revenue forecasts take into consideration the economic forecasts assumed in Budget 2013 and assume the reinstatement of the provincial sales tax (PST) on April 1, 2013.

•                  Dr. Tim O’Neill, an independent consultant, appointed by the government to review and assess the economic and revenue projections contained in the budget found the processes, methodologies and assumptions underpinning the economic forecast and revenue projections to be generally well-founded with the exception of the natural gas revenue forecast.

•                  Accordingly, following the rationale of the recommendation made by Dr. O’Neill, the natural gas price forecast methodology included in Budget 2013, historically based on an average of private forecasts, was modified for 2013/14 to fall within the lowest fifteenth percentile of forecasts (see Table A6, page 128) with expectations of growth in the outer years in line with the average price growth forecasted year over year. This results in $224 million in prudence between the selected natural gas price forecast and the natural gas price forecast using historical methodology. While this change is expected to have a relatively small impact on the real economic growth forecast, there is sufficient prudence currently embedded in the economic forecast.

•                  The fiscal plan assumes no explicit economic activity or incremental resource revenue from Liquefied Natural Gas development in the province.

•                  The independent consultant also reviewed the assumptions that form the basis of the government’s surplus asset sales revenue and accepted the valuation methodology. Revenue to be realized on the sale of surplus corporate assets is dependent on a successful marketing program, a continuation of current market conditions, and completed sales.

•                  Budget 2013 includes $239 million in project reserves in the three year capital plan in order to cover risks from higher than expected costs and to fund emerging government priorities. Any major new capital projects have the added oversight of cross government sourced project board members.

•                  Budget 2013 provides no incremental funding for public sector collective agreements concluded under the 2012 Cooperative Gains Mandate to date and assumes no incremental funding for any outstanding wage negotiations. Any negotiated increases in public sector compensation are fully offset by identified savings in existing public sector budgets.

•                  Budget 2013 assumes three-year financial projections for health authorities, K—12 school districts and post-secondary institutions, as provided by the Ministries of Health, Education, and Advanced Education, Innovation and Technology, based on plans submitted by those sectors in preparation of Budget 2013.

•                  Three-year financial projections for the other service delivery agencies and the commercial Crown corporations were submitted directly to the Ministry of Finance by those organizations. All financial projections included in Budget 2013 are consistent with the service plans prepared by those organizations. Volatility in the forecast for the Insurance Corporation of British Columbia due to the unpredictability of investment earnings and the incidence and magnitude of bodily injury claims remains.

•                  To the best of my knowledge, the three-year fiscal plan contained in Budget 2013 conforms to the standards and guidelines of generally accepted accounting principles (GAAP) for senior government and with Public Sector Accounting Board (PSAB) guidelines. Commercial Crown corporations adopted International Financial Reporting Standards (IFRS) effective January 1, 2011.

•                  Major areas of risk to the Budget 2013 fiscal plan are shown in Part 1 and the Appendix tables.

•                  Carbon tax reports for 2011/12 and 2012/13, and a carbon tax plan for 2013/14 to 2015/16 — see Carbon Tax Report and Plan topic box at the end of Part 2: Tax Measures (page 61).

•                  A health funding report for 2011/12 and 2012/13 and a plan that includes a forecast for health spending and the specific revenue sources fully dedicated to these purposes for 2013/14 to 2015/16, are provided on page 100 and page 20 respectively.

Peter Milburn
Deputy Minister and
Secretary to Treasury Board

Ministry of	Office of the	Mailing Address:	Location Address:
Finance	Deputy Minister	PO Box 9417 Stn Prov Govt	Room 109
		Victoria BC V8W 9V1	617 Government Street
		www.gov.bc.ca/fin	Victoria BC

Summary: BUDGET AND FISCAL PLAN — 2013/14 to 2015/16

	Updated	Budget
	Forecast	Estimate	Plan	Plan
($ millions)	2012/13	2013/14	2014/15	2015/16
Revenue	42,451	44,387	44,986	46,377
Expense	(43,629)	(43,990)	(44,550)	(45,592)
Surplus (deficit) before forecast allowance	(1,178)	397	436	785
Forecast allowance	(50)	(200)	(225)	(325)
Surplus (deficit)	(1,228)	197	211	460
Capital spending:
Taxpayer-supported capital spending	3,728	3,717	3,481	3,189
Self-supported capital spending	3,039	2,510	2,722	2,664
	6,767	6,227	6,203	5,853
Provincial Debt:
Taxpayer-supported debt	38,337	42,557	44,493	46,070
Self-supported debt	17,724	19,932	21,830	23,033
Total debt (including forecast allowance)	56,111	62,689	66,548	69,428
Taxpayer-supported debt-to-GDP ratio	17.0%	18.2%	18.3%	18.1%

	2012	2013	2014	2015
Economic Forecast:
Real GDP growth	1.9%	1.6%	2.2%	2.5%
Nominal GDP growth	3.5%	3.5%	4.3%	4.5%

Balancing the Budget

Budget 2013 fulfils government’s commitment to balance the budget by the 2013/14 fiscal year. There are four key elements in the plan that will enable government to move to a surplus of $197 million in 2013/14 from a projected deficit of $1,228 million in 2012/13, and grow the surplus over the fiscal plan period:

•   net economic growth that is expected to generate $1.7 billion of base revenue in excess of projected expense increases over the fiscal plan period;

•   expenditure growth management which is expected to yield $1.1 billion over the fiscal plan period;

•   tax measures that are projected to generate $1.2 billion over the fiscal plan period; and

•   sales of surplus properties and assets totaling $625 million over the next two years.

The Budget 2013 projection for release of surplus corporate assets reflects the decision not to pursue privatization of the Liquor Distribution Branch warehousing operations. All other asset and land sale projects are underway and on schedule.

In support of balancing the budget by 2013/14, government initiated a number of tax policy changes by:

•   temporarily increasing the personal income tax rate for income over $150,000 from 14.70 per cent to 16.80 per cent (expires December 31, 2015);

•   advancing the effective date of the increase to the general corporate income tax rate announced in Budget 2012 to April 1, 2013 from the previous effective date of April 1, 2014;

•   increasing taxes on cigarettes by $2 per carton (effective October 1, 2013); and

•   phasing out the effect of the school property tax credit for light industry over two years so that it is eliminated for the 2014 taxation year.

Filling the deficit gap

Budget and Fiscal Plan – 2013/14 to 2015/16

Summary

Budget 2013 requires ministries to continue to carefully manage priorities while maintaining government services within existing budget allocations. Management of expenditure growth in ministries and service delivery agencies has yielded significant room in the budget.

Almost half ($497 million) of this room has been reallocated in support of government’s Families First initiative with the remaining savings flowing to the bottom line.

Excluding the impacts of the tax measures and expenditure growth management, there is a 0.9 percentage point positive differential between the annual revenue growth rate and the annual expense growth rate. The growth rate differential represents a net economic growth factor that will enable existing 2012/13 revenue streams to overcome the deficit gap by 2016/17.

BC’s Economy still Vulnerable

Following an estimated increase of 1.9 per cent in 2012, the Ministry of Finance forecasts British Columbia’s economy to grow by 1.6 per cent in 2013, 2.2 per cent in 2014 and 2.5 per cent per year in the medium-term.

Ministry forecast more prudent than private sector

The Ministry’s outlook for BC’s real GDP growth is 0.5 percentage points lower in 2013 and 0.3 percentage points lower in 2014 than the outlook provided by the Economic Forecast Council.

This level of prudence for both years acknowledges the significant downside risks to the forecast, which are largely due to ongoing uncertainty around global economic activity, and include:

•   renewed weakness or a return to recession in the US economy (characterized by weaker consumer spending; further deleveraging causing slower investment; a slow recovery in the job and housing markets; and further fiscal restraint by federal, state and local governments);

•   the ongoing European sovereign debt crisis threatening the stability of global financial markets;

•   slower than anticipated economic activity in Asia, resulting in weaker demand for BC’s exports;

•   exchange rate volatility; and

•   further weakening of the US dollar resulting in significant disruptions to global financial and commodity markets.

Capital Spending

Taxpayer-supported infrastructure spending on hospitals, schools, post secondary facilities, transit, and roads will total $10.4 billion over the fiscal plan period, and will be financed by $6.8 billion in borrowing with the remainder funded by third parties such as the federal government, and from internal cash flows.

Self-supported infrastructure spending on electrical generation, transmission and distribution projects, the Port Mann Bridge and other capital assets will total $7.9 billion over the fiscal plan period, and will be financed by $5.3 billion in borrowing, with the remainder funded internally.

Keeping Debt Affordable

Government’s borrowing requirement for the next three years totals $20.1 billion, and includes $0.8 billion for operating needs and $7.1 billion to retire maturing debt in addition to the capital borrowing outlined above. Overall, total provincial debt is projected to increase to $69.4 billion by 2015/16. Additional information on the debt outlook is found starting on page 34.

Fiscally sustainable debt

Budget and Fiscal Plan – 2013/14 to 2015/16

Summary

In addition to the impact of borrowing to support infrastructure spending, the taxpayer-supported debt to GDP ratio in 2013/14 reflects an increase in debt due to transitioning from the HST to the PST/GST tax systems. As government returns to balancing its budget, the debt to GDP ratio track will begin to decline by 2015/16.

Independent Revenue Forecast Review

Government engaged the services of Dr. Tim O’Neill, a noted economist, to review its Budget 2013 economic and revenue forecasts. The O’Neill Report generally validated government’s forecast processes, methodologies and assumptions except in one area — the natural gas price forecast.

Citing general economic conditions and the challenges faced by the natural gas industry, the O’Neill Report recommended government change from its longstanding practice of using the average of private sector price forecasts. Instead of the average price of $2.13($CDN per gigajoule, plant inlet), which he felt was too robust an increase over the previous year, he recommended government use a price within the range of $1.80/GJ to $1.90/GJ in 2013/14.

Government has adopted this recommendation by choosing a price forecast of $1.85/GJ for 2013/14 — the mid-point of the recommended range — and applying the impact of the lower price across all years of the fiscal plan. This has placed government’s price forecast within the lowest 15th percentile of the private sector forecasts. It has also resulted in an average 19 per cent reduction in government’s natural gas revenue forecast, injecting an additional level of prudence into its balanced budget projection.

Risks to the Fiscal Plan

The main risks to the government’s fiscal plan include:

•   risks to the BC economic outlook, largely due to the continued uncertainty surrounding global economic activity;

•   assumptions underlying revenue and Crown corporation forecasts, such as economic factors, commodity prices and weather conditions; and

•   utilization rates for government services, such as health care, children and family services, and income assistance.

Government incorporates four main levels of prudence in its projections to mitigate the risks to the fiscal plan:

•   The Ministry outlook for BC’s real GDP growth is lower than the outlook provided by the Economic Forecast Council (0.5 percentage points lower in 2013 and 0.3 percentage points lower in 2014).

•   The natural gas revenue forecast has been reduced by 19 per cent, resulting in $64 million of forecast prudence in 2013/14, increasing to $70 million in 2014/15 and $92 million by 2015/16.

•   Government has included a forecast allowance of $200 million in 2013/14, $225 million in 2014/15, and $325 million in 2015/16 to guard against revenue volatility.

•   The fiscal plan includes a Contingencies Vote allocation of $225 million in each year of the fiscal plan (i.e. 2013/14, 2014/15 and 2015/16) to help manage unexpected pressures and fund priority initiatives.

Conclusion

In summary, Budget 2013:

•   delivers on government’s commitment to return to balanced budgets by 2013/14;

•   augments priority program funding in support of the Families First initiative;

•   creates a sustainable balanced budget framework in which expenditure management and limited tax measures build on economic growth;

•   continues government’s infrastructure program in support of government initiatives and to create jobs over the next three years; and

•   maintains debt affordability in support of a AAA credit rating.

Budget and Fiscal Plan – 2013/14 to 2015/16

Part 1: THREE YEAR FISCAL PLAN

Introduction

Table 1.1 Three Year Fiscal Plan

	Updated	Budget
	Forecast	Estimate	Plan	Plan
($ millions)	2012/13	2013/14	2014/15	2015/16
Revenue	42,451	44,387	44,986	46,377
Expense	(43,629)	(43,990)	(44,550)	(45,592)
Surplus (deficit) before forecast allowance	(1,178)	397	436	785
Forecast allowance	(50)	(200)	(225)	(325)
Surplus (deficit)	(1,228)	197	211	460
Capital spending:
Taxpayer-supported capital spending	3,728	3,717	3,481	3,189
Self-supported capital spending	3,039	2,510	2,722	2,664
	6,767	6,227	6,203	5,853
Provincial Debt:
Taxpayer-supported debt	38,337	42,557	44,493	46,070
Self-supported debt	17,724	19,932	21,830	23,033
Total debt (including forecast allowance)	56,111	62,689	66,548	69,428
Taxpayer-supported debt-to-GDP ratio	17.0%	18.2%	18.3%	18.1%

Budget 2013 fulfils government’s commitment to balance the budget by the 2013/14 fiscal year. There are four key elements in the plan that will enable government to move to a surplus of $197 million in 2013/14 from a projected deficit of $1,228 million in 2012/13, and grow the surplus over the fiscal plan period:

•          net economic growth that is expected to generate $1.7 billion of base revenue in excess of projected expense increases over the fiscal plan period;

•          expenditure growth management which is expected to yield $1.1 billion over the fiscal plan period;

•          tax measures that are projected to generate $1.2 billion over the fiscal plan period; and

•          sales of surplus properties and assets totaling $625 million over the next two years.

Government is on track with its plan to release surplus corporate assets. The Budget 2013 projection reflects the decision not to pursue privatization of the Liquor Distribution Branch warehousing operations. All other asset and land sale projects are underway and on schedule. Further details on the release of surplus assets can be found in the topic box on page 42.

In support of balancing the budget by 2013/14, government initiated a number of tax policy changes by:

•          temporarily increasing the personal income tax rate for income over $150,000 from 14.70 per cent to 16.80 per cent (expires December 31, 2015);

•          advancing the effective date of the increase to the general corporate income tax rate announced in Budget 2012 to April 1, 2013 from the previous effective date of April 1, 2014;

•          increasing taxes on cigarettes by $2 per carton (effective October 1, 2013); and

•          phasing out the effect of the school property tax credit for light industry over two years so that it is eliminated for the 2014 taxation year.

Budget and Fiscal Plan – 2013/14 to 2015/16

Three Year Fiscal Plan

For further information on all the tax measures, including transitional relief, see Part 2: Tax Measures.

The natural gas price outlook underlying the natural gas royalty forecast for 2013/14 is based on a recommendation provided by the independent consultant contracted to review and evaluate government’s economic and revenue projections. Annual growth in prices over the last two years is consistent with the average of the private sector forecasters.

Budget 2013 requires ministries to continue to carefully manage priorities with most maintaining government services within existing budget allocations. Management of expenditure growth in ministries and service delivery agencies has yielded significant room in the budget over the fiscal plan period.

Almost half ($497 million) of this room has been reallocated in support of government’s Families First initiative through a combination of program supports and increases to refundable tax credits, with the remaining savings flowing to the bottom line. As a result, the average annual growth in spending has been limited to 1.5 per cent over the fiscal plan period.

Revenue is expected to grow by an average annual 3.0 per cent during the fiscal plan period — 1.5 percentage points higher than the average annual expense growth rate noted above. Factoring out the impacts of the tax measures and expenditure growth management reduces this growth rate differential to 0.9 percentage points.

This growth rate differential represents a net economic growth factor that will enable existing 2012/13 revenue streams to overcome the deficit gap by 2016/17. The other three elements of the Budget 2013 plan form the bridging strategy that enables government to balance the budget until the impact of this net growth factor is realized.

Notwithstanding tight fiscal conditions, government continues to make priority investments in infrastructure. Taxpayer-supported infrastructure spending on hospitals, schools, post secondary facilities, transit, and roads will total $10.4 billion over the fiscal plan period, and will be financed by $6.8 billion in borrowing with the remainder funded by third parties, such as the federal government, and from internal cash flows.

Chart 1.1 Filling the deficit gap

Budget and Fiscal Plan – 2013/14 to 2015/16

Three Year Fiscal Plan

Self-supported infrastructure spending on electrical generation, transmission and distribution projects, the Port Mann Bridge and other capital assets will total $7.9 billion over the fiscal plan period, and will be financed by $5.3 billion in borrowing, with the remainder funded internally. More information on the three year capital spending plan is found on page 26.

Government’s borrowing requirement for the next three years totals $20.1 billion, and includes $0.8 billion for operating needs and $7.1 billion to retire maturing debt in addition to the capital borrowing outlined above. Overall, total provincial debt is projected to increase to $69.4 billion by 2015/16. Additional information on the debt outlook is found starting on page 34.

In addition to the impact of borrowing to support infrastructure spending, the taxpayer-supported debt to GDP ratio in 2013/14 reflects an increase in debt due to transitioning from the HST to the PST/GST tax systems. As government returns to balancing its budget, the debt to GDP ratio track will begin to decline by 2015/16.

Chart 1.2 Taxpayer-supported debt remains fiscally sustainable

The major risks to the fiscal plan stem from changes in factors that government does not directly control. These include:

•          Risks to the BC economic outlook, largely due to the continued uncertainty surrounding global economic activity.

•          Assumptions underlying revenue and Crown corporation forecasts such as economic factors, commodity prices and weather conditions.

•          Utilization rates for government services such as healthcare, children and family services, and income assistance.

Budget and Fiscal Plan – 2013/14 to 2015/16

Three Year Fiscal Plan

Government incorporates four main levels of prudence in its projections to mitigate the risks to the fiscal plan:

•          The Ministry outlook for BC’s real GDP growth is lower than the outlook provided by the Economic Forecast Council (0.5 percentage points lower in 2013 and 0.3 percentage points lower in 2014).

•          The natural gas revenue forecast has been reduced by 19 per cent based on government’s adoption of the recommendations in the O’Neill Report, resulting in $64 million of forecast prudence in 2013/14, increasing to $70 million in 2014/15 and $92 million by 2015/16.

•          Government has included a forecast allowance of $200 million in 2013/14, $225 million in 2014/15, and $325 million in 2015/16 to guard against revenue volatility.

•          The fiscal plan includes a Contingencies Vote allocation of $225 million in each year of the fiscal plan (i.e. 2013/14, 2014/15 and 2015/16) to help manage unexpected pressures and fund priority initiatives.

A complete discussion of the risks to the fiscal plan can be found beginning on page 37. Economic risks are discussed in the introduction to Part 3: British Columbia Economic Review and Outlook.

Revenue

Chart 1.3 Revenue trends

Total revenue is expected to average 3.0 per cent annual growth over the three years of the fiscal plan (2013/14 to 2015/16). This reflects strengthening economic conditions, rising energy prices and the impacts of tax measures.

Taxation revenue is expected to average 3.4 per cent annual growth over the three years of the fiscal plan, consistent with the Ministry of Finance economic projections for growth in nominal GDP, personal income, corporate profits, consumer expenditures and housing starts. The forecast also includes the effects of the return to the PST system. Tax measures and initiatives are detailed in Part 2.

Budget and Fiscal Plan – 2013/14 to 2015/16

Three Year Fiscal Plan

Chart 1.4 Revenue forecast

Growth in natural resource revenue is forecast to average 4.2 per cent annually over the next three years, reflecting the relatively low base in 2012/13 and increases in commodity prices and improving markets for natural gas, lumber and electricity. Revenue growth from fees, investment earnings and other miscellaneous sources is expected to average 2.5 per cent annually, based on projected Medical Services Plan premium rate increases and forecasts provided by taxpayer-supported service delivery agencies.

Table 1.2 Major Factors Underlying Revenue

Calendar Year	February 19, 2013				February 21, 2012
Per cent growth unless otherwise indicated	2012	2013	2014	2015	2012	2013	2014	2015
Real GDP	1.9	1.6	2.2	2.5	1.8	2.2	2.5	2.5
Nominal GDP	3.5	3.5	4.3	4.5	3.7	4.1	4.4	4.6
Personal income	3.7	3.4	4.0	4.2	3.7	3.8	4.0	4.1
Corporate profits	1.7	4.2	5.8	6.4	3.6	4.3	6.5	7.4
Consumer expenditures	3.8	3.9	4.8	4.9	4.3	3.8	4.6	4.8
Consumer expenditures on durable goods	4.4	2.4	2.2	2.1	1.7	2.1	2.1	2.0
Business investment	6.8	6.0	4.8	5.1	4.2	5.9	4.5	4.8
Residential investment	6.6	5.5	3.8	5.1	2.8	4.7	3.5	4.5
Retail sales	2.7	3.5	4.0	4.0	3.3	3.5	4.0	4.0
Employment	1.7	1.1	1.3	1.5	0.9	1.4	1.4	1.5
BC Housing starts	4.0	-10.1	1.0	9.4	-5.4	4.2	2.7	1.7
US Housing starts	28.1	2.6	8.8	3.4	-4.4	20.7	14.3	12.5
SPF 2x4 price ($US/thousand board feet)	$300	$328	$300	$300	$260	$288	$300	$300
Pulp ($US/tonne)	$813	$800	$800	$800	$838	$800	$800	$800
Exchange rate (US cents/Canadian dollar)	100.1	100.5	102.5	100.9	96.6	100.5	99.6	98.6

Fiscal Year	2012/13	2013/14	2014/15	2015/16	2012/13	2013/14	2014/15	2015/16
Natural gas price ($Cdn/GJ at plant inlet)	$1.46	$1.85	$2.25	$2.65	$2.52	$3.04	$3.56	$4.16
Bonus bids average bid price per hectare ($)	$750	$750	$750	$800	$1,200	$1,200	$1,000	$1,000
Electricity price ($US/mega-watt hour, Mid-C)	$25	$33	$38	$41	$32	$37	$41	$44
Metallurgical coal price ($US/tonne, fob west coast)	$177	$178	$173	$168	$218	$219	$212	$206
Copper price ($US/lb)	$3.57	$3.40	$3.08	$2.76	$3.68	$3.74	$3.31	$3.00
Crown harvest volumes (million cubic metres)	65.5	66.0	66.0	67.0	65.0	65.0	66.0	66.0

Budget and Fiscal Plan - 2013/14 to 2015/16

Three Year Fiscal Plan

Federal government transfers are expected to average 1.9 per cent annual growth over the next three years as the scheduled end of stimulus initiatives and other one-time transfers partially offset standard growth in the Canada Health Transfer and Canada Social Transfer programs.

Commercial Crown net income is expected to average 2.9 per cent annual growth over the three years to 2015/16, mainly reflecting increasing contributions from the Insurance Corporation of BC and the BC Lottery Corporation. More details on Crown corporation net income are provided below.

Major revenue sources

Key assumptions and sensitivities relating to revenue are provided in Appendix Table A5. The major revenue components are:

•          Personal income tax — base revenue is forecast to average 5.3 per cent annual growth over the next three years, consistent with Budget 2013 projections of personal and labour incomes.

Adjusting for tax measures and prior-year adjustment in 2012/13, personal income tax revenue is expected to increase 4.9 per cent in 2013/14 followed by growth of 7.6 per cent and 4.7 per cent, respectively, in the next two years. The forecast includes the effects of increasing the personal income tax rate for incomes over $150,000 (limited to two years only) and reversing the basic personal amount tax credit enhancement.

Table 1.3 Personal Income Tax Revenue

($ millions)	2012/13	2013/14	2014/15	2015/16
Base personal income tax revenue	6,746	7,064	7,458	7,866
Annual growth	3.6%	4.7%	5.6%	5.5%
Measures:
– new personal income tax rate for income over $150,000 with a 2 year limit	—	50	204	158
– Reversal of basic personal amount tax credit enhancement	—	173	176	180
– Budget 2012 Federal tax measures	2	4	4	4
Prior-Year adjustment	202	—	—	—
Budget 2013 revenue	6,950	7,291	7,842	8,208
Annual growth	8.1%	4.9%	7.6%	4.7%
Personal income growth (calendar year)	3.7%	3.4%	4.0%	4.2%
Labour income growth (calendar year)	3.7%	3.9%	4.2%	4.4%
Elasticity(1) (calendar year basis, policy neutral)	1.2	1.3	1.4	1.3

(1) Per cent growth in current year tax relative to per cent growth in personal income.

•          Corporate income tax — revenue is recorded on a cash basis and annual figures reflect changes in payment share, instalments and adjustments for the prior year. Actual calendar-year entitlement before measures is forecast to rise in line with corporate profits. The revenue forecast incorporates the small business tax rate remaining at 2.5 per cent and a planned increase of the general corporate income tax rate to 11 per cent from 10 per cent, effective April 1, 2013.

Budget and Fiscal Plan – 2013/14 to 2015/16

Three Year Fiscal Plan

Table 1.4 Corporate Income Tax Revenue

($ millions)	2012/13	2013/14	2014/15	2015/16
Advance instalments from the federal government:
– Payment share	11.8%	11.2%	11.3%	11.0%
– Advances before tax measures	2,218	2,066	2,183	2,248
– Add general corporate income tax rate measure	—	205	197	200
International Business Activity Act refunds	(20)	(20)	(20)	(20)
Prior-year adjustment	4	(86)	(37)	(66)
Corporate income tax revenue	2,202	2,165	2,323	2,362
Annual per cent growth	8.9%	-1.7%	7.3%	1.7%

•          Sales taxes — annual growth in sales taxes is expected to average 1.4 per cent over the next three years as the effects of economic growth are partially offset by the impacts of returning to the provincial sales tax (PST) system. Sales tax revenues consist of the PST, which includes the former hotel room tax, the tax on designated property and the housing transition tax. The PST base is expected to increase 4.1 per cent annually over the next two years, in line with growth in consumer spending and investment.

Table 1.5 Sales Taxes Revenue

($ millions)	2012/13	2013/14	2014/15	2015/16
Provincial sales taxes	134	5,986	6,175	6,397
Harmonized Sales Tax (BC’s portion of HST)
Gross	7,618	—	—	—
Temporary restrictions of input tax credits	120	—	—	—
Rebates	(1,735)	—	—	—
BC’s portion of HST	6,003	—	—	—

Annual per cent change (calendar year)	2012	2013	2014	2015
Consumer expenditure	3.8%	3.9%	4.8%	4.9%
Residential investment	6.6%	5.5%	3.8%	5.1%
Government expenditures	4.3%	1.1%	2.4%	2.7%
Nominal GDP	3.5%	3.5%	4.3%	4.5%
Retail sales	2.7%	3.5%	4.0%	4.0%

•          Carbon tax — as announced in Budget 2008, the carbon tax rate per tonne of CO2 equivalent increased by $5 each year with the last increase to $30 per tonne on July 1, 2012. The forecast assumes that purchased volumes of natural gas will grow in line with real GDP. Consumption of gasoline, on the other hand, is expected to remain constant. Carbon tax revenue is fully returned to taxpayers through tax reductions and credits. For more details on carbon tax recycling, see the Carbon Tax Report and Plan topic box on page 61.

•          Tobacco tax — revenue is expected to grow by an average of 5.6 per cent annually over the three years of the fiscal plan. In addition to the tax measures announced in Budget 2012, the forecast incorporates the Budget 2013 tax measure of increasing the tobacco tax rate by $2 per carton, effective October 1, 2013.

•          Property tax — revenue is expected to grow by an average of 4.7 per cent annually over the three year plan, in line with the outlook for BC housing starts and the inflation rate. The forecast includes the Budget 2013 tax measure of phasing-out the school property tax credit for light industry.

Budget and Fiscal Plan – 2013/14 to 2015/16

Three Year Fiscal Plan

•   Property transfer tax — revenue is forecast to decline 6.8 per cent in 2013/14 due to a weak housing market in the second half of 2012, as evident from annual declines in average property prices and the number of transactions. This decline is expected to be followed by average growth of 5.2 per cent over the next two years to 2015/16.

•   Natural gas royalties — revenues are expected to increase $138 million in 2013/14 after declining in 2012/13. This increase reflects higher prices and production volumes as well as Budget 2013 measures relating to the province’s royalty programs and credits. These measures are the introduction of a 3 per cent minimum royalty for all natural gas wells that qualify for the Deep Well Royalty Credit Program and the termination of the Summer Drilling Credit Program.

The forecast assumes a price forecast of $1.85 ($Cdn/gigajoule, plant inlet) in 2013/14 based on a recommendation provided by the independent consultant contracted to review and evaluate the BC government’s economic and revenue forecasts. In the last two years of the plan, prices are expected to increase $0.40 per year, consistent with the average of the private sector forecasters. As a result, over these two years, natural gas royalties are expected to increase at a 12.8 per cent average annual rate reflecting rising prices and production volumes. Natural gas royalty rates are sensitive to price when the prices are between $1.30 and $3.00/gigajoule, therefore, the net effective royalty rates are expected to increase as natural gas prices increase.

Though natural gas prices are forecast to rise over the next three years, they are expected to remain well below previous highs due to continued growth in North American supply from non-conventional production sources. Government continues to provide royalty programs and credits to foster industry investment in exploration and development. See Appendix Table A6 for more details regarding natural gas price forecasts.

Chart 1.5 Revenue from energy, metals and minerals

•          Other energy, metals and minerals — revenue from the sale of Crown land tenures is forecast to decline at a 5.4 per cent average annual rate over the three years of the fiscal plan as lower expected cash receipts over the next three years are mitigated due to revenue recognition of nine-year cash deferral. Columbia River Treaty electricity sales are expected to generate steady increases in revenue over the three years of the

Budget and Fiscal Plan – 2013/14 to 2015/16

Three Year Fiscal Plan

fiscal plan mainly due to rising electricity prices. Revenue from other energy, metals and minerals sources is relatively flat over the three years of the fiscal plan reflecting the outlook for coal and metal prices.

•   Forests — revenue is forecast to increase $75 million or 13.8 per cent in 2013/14, mainly due to increased stumpage revenue partly offset by declines in Softwood Lumber Agreement 2006 (SLA 2006) border taxes and vote recoveries. Forest revenue is expected to increase $41 million and $43 million in the next two years due to improvements in stumpage rates and higher SLA 2006 border taxes resulting from higher lumber shipments to the United States.

•          Fees, licences and other miscellaneous sources — revenue growth is expected to average 2.1 per cent annually over the three year fiscal plan, reflecting projected increases to Medical Services Plan premium rates in support of rising healthcare expenditures and forecasts provided by taxpayer-supported agencies.

•          Investment earnings — averaging 5.2 per cent annual growth over the three year fiscal plan, mainly due to rising earnings from fiscal agency loans. Earnings from fiscal agency loans have offsetting expenses resulting in no impact on the bottom line.

•          Health and social transfers — revenue is expected to average 3.5 per cent annual growth over the three years of the fiscal plan, mainly reflecting a rising BC population share. The forecast of Canada Health Transfer revenue in 2014/15 and 2015/16 is based solely on per capita funding of the national base, similar to Canada Social Transfer.

•          Other federal contributions — revenue is expected to decline 0.4 per cent in 2013/14, primarily reflecting the elimination of funding for labour market assistance for disabled persons. Revenue is forecast to fall $115 million in 2014/15, mainly due to reduced vote recoveries relating to immigration initiatives and transfers to taxpayer-supported service delivery agencies. Changes in vote recoveries do not affect the bottom line as expenses fall by the same amount. In 2015/16, other federal contributions are expected to decline 5.0 per cent due to the elimination of onetime funding related to disaster financial assistance and healthcare services to persons infected with Hepatitis C.

Table 1.6 Federal Government Contributions

($ millions)	2012/13	2013/14	2014/15	2015/16
Canada Health Transfer (CHT)	4,003	4,264	4,264	4,523
Wait Times Reduction Transfer	33	33	—	—
Deferred health equipment grants	23	22	17	7
Canada Social Transfer (CST)	1,573	1,619	1,669	1,723
Total health and social transfers	5,632	5,938	5,950	6,253
Other contributions	1,575	1,568	1,453	1,380
Total Federal Contributions	7,207	7,506	7,403	7,633
BC share of national population (June 1)	13.26%	13.25%	13.27%	13.29%

Commercial Crown Corporation Net Income

•          British Columbia Hydro and Power Authority — BC Hydro’s net income is forecast to average $618 million annually over the fiscal plan period (2013/14 to 2015/16). These projections reflect BC Hydro’s allowed return on deemed equity of 11.84 per cent. This return is set by the BC Utilities Commission (BCUC) to reflect the allowed return for the most comparable investor-owned energy utility regulated by BCUC — FortisBC Energy.

Budget and Fiscal Plan – 2013/14 to 2015/16

Three Year Fiscal Plan

While BC Hydro normally provides an annual dividend to the province equal to 85 per cent of its net income, the amount of the dividends are constrained by a requirement that the corporation maintain an 80:20 debt to equity ratio. As a result of this constraint, the annual dividend payment is forecast to average $245 million — or approximately 40 per cent of average net income — over the next three years.

•           British Columbia Liquor Distribution Branch — LDB’s net income is forecast to average $860 million annually over the fiscal plan period (2013/14 to 2015/16). The reinstatement of the PST/GST system effective April 2013 will result in a downward adjustment to LDB margins that will have an ongoing impact on the sales revenue trend. As a result, total sales revenue is only expected to increase 1.8 per cent over the fiscal plan period.

•           British Columbia Lottery Corporation — BCLC’s net income is expected to grow by 10.0 per cent over the fiscal plan period reflecting moderate revenue growth in the lottery and casino/community gaming channels (8.2 per cent and 7.1 per cent respectively) and strong growth from eGaming (106.9 per cent). Revenue growth is mainly due to continuing product development (primarily in PlayNow internet gaming), distribution enhancements, and facility improvements to casinos and community gaming centres. As well, a return to the PST/GST system in 2013 will result in lower taxes paid by the corporation and an improvement to net income.

The government will distribute 20 per cent ($717 million) of its gaming income to charities and local governments over the next three years. As well, $441 million of the gaming income retained by government will be allocated to the Health Special Account in support of health services.

•           Insurance Corporation of British Columbia — ICBC’s net income outlook is forecast at $257 million in 2013, $222 million in 2014 and $205 million in 2015. The outlook assumes average annual growth of 1.5 per cent in the number of insured vehicles and a 3.6 per cent average annual increase in claims costs. Over the fiscal plan period, ICBC is forecast to remit $539 million of its excess Optional insurance capital to the consolidated revenue fund to support core government services.

ICBC is in its third year of a multi-year $400 million Transformation Program that is designed to promote a fairer, customer-based risk pricing model, resulting in better rates for safer drivers; simplified systems and processes to facilitate better support for customers and business partners with less paperwork; and more efficient business practices. The Transformation Program, forecast to be complete in the fall of 2016, will be funded entirely from Optional insurance capital so as to not impact Basic insurance rates.

•           Transportation Investment Corporation — TI Corp manages the construction of the Port Mann/Highway 1 improvement project, which includes the new Port Mann Bridge, highway widening, and interchange improvements between Langley and Vancouver. The bridge portion of the project, as well as highway widening from Langley to Coquitlam, was opened to traffic in December 2012. Highway widening to Vancouver is expected to be complete in December 2013. TI Corp’s projections in the fiscal plan reflect operating losses during the construction phase, changing to operating profits (excluding interest and amortization costs) when tolls are fully implemented.

Budget and Fiscal Plan – 2013/14 to 2015/16

Three Year Fiscal Plan

Table 1.7 Revenue by Source

	Updated	Budget
	Forecast	Estimate	Plan	Plan
($ millions)	2012/13	2013/14	2014/15	2015/16
Taxation revenue
Personal income	6,950	7,291	7,842	8,208
Corporate income	2,202	2,165	2,323	2,362
Sales (1)	6,137	5,986	6,175	6,397
Fuel	915	922	930	937
Carbon	1,172	1,236	1,252	1,273
Tobacco	617	709	726	726
Property	1,991	2,089	2,191	2,288
Property transfer	778	725	746	803
Other (2)	425	430	435	440
	21,187	21,553	22,620	23,434

Natural resource revenue
Natural gas royalties	144	282	318	359
Forests	543	618	659	702
Other resource (3)	1,815	1,876	1,815	1,769
	2,502	2,776	2,792	2,830

Other revenue
Medical Services Plan premiums	2,043	2,152	2,266	2,390
Other fees (4)	2,891	2,959	2,945	3,023
Investment earnings	1,093	1,069	1,158	1,274
Miscellaneous (5)	2,789	3,103	2,785	2,806
Release of surplus assets	—	475	150	—
	8,816	9,758	9,304	9,493

Contributions from the federal government
Health and social transfers	5,632	5,938	5,950	6,253
Other federal contributions (6)	1,575	1,568	1,453	1,380
	7,207	7,506	7,403	7,633

Commercial Crown corporation net income
BC Hydro	516	545	618	692
Liquor Distribution Branch	906	851	860	869
BC Lottery Corporation (net of payments to federal government)	1,115	1,162	1,192	1,227
ICBC (7)	249	257	222	205
Transportation Investment Corporation (Port Mann)	(72)	(92)	(59)	(49)
Other	25	71	34	43
	2,739	2,794	2,867	2,987
Total revenue	42,451	44,387	44,986	46,377

(1) Includes harmonized sales tax, provincial sales tax, tax on designated property and HST/PST housing transition tax.

(2) Corporation capital and insurance premium taxes.

(3) Columbia River Treaty, other energy and minerals, water rental and other resources.

(4) Post-secondary, healthcare-related, motor vehicle, and other fees.

(5) Includes reimbursements for healthcare and other services provided to external agencies, and other recoveries.

(6) Includes contributions for health, education, community development, housing and social service programs, and transportation projects.

(7) The amounts represent projected earnings on ICBC’s fiscal year basis (December).

Budget and Fiscal Plan – 2013/14 to 2015/16

Three Year Fiscal Plan

Expense

Budget 2013 focuses on government’s commitment to delivering the core services of healthcare, education, and social support that British Columbians depend upon while continuing to look for savings to help mitigate the impacts of lower natural resource revenue. In support of these priorities, government is continuing its management strategy of prudence and spending discipline, coupled with a strategic reallocation of resources to meet priorities.

Government’s prudent fiscal management is demonstrated by its ability to slow expense growth since the economic downturn in the fall of 2008. The use of expenditure management measures and the introduction of the cooperative gains concept as a means of funding wage increases have reduced annual spending growth significantly.

Chart 1.6 Expense trends

During the period leading up to the economic downturn, spending grew an average of 5.7 per cent annually. Expenditure management to date has reduced the average annual spending growth to 3.0 per cent. Measures introduced in Budget 2013 will further reduce average annual spending growth to 1.5 per cent over the fiscal plan period.

This rate of expense growth will still enable government to increase its program spending by $2.0 billion over the fiscal plan period (from $43.6 billion in 2012/13 to $45.6 billion by 2015/16).

Consolidated Revenue Fund spending

Spending by ministries advances at a very modest pace in Budget 2013, as government continues to require most ministries to manage within existing budget allocations. Any additional funding provided in Budget 2013 is targeted to a limited number of government priorities.

Budget and Fiscal Plan – 2013/14 to 2015/16

Three Year Fiscal Plan

Table 1.8 Expense by Ministry, Program and Agency

	Updated	Budget
	Forecast	Estimate	Plan	Plan
($ millions)	2012/13 (1)	2013/14	2014/15	2015/16
Office of the Premier	9	9	9	9
Aboriginal Relations and Reconciliation	80	82	80	84
Advanced Education, Innovation and Technology	1,966	1,962	1,945	1,920
Agriculture	68	79	79	79
Children and Family Development	1,331	1,345	1,352	1,386
Citizens’ Services and Open Government	530	526	534	534
Community, Sport and Cultural Development	311	184	224	264
Education	5,330	5,366	5,387	5,387
Energy, Mines and Natural Gas	450	425	430	436
Environment	128	129	129	129
Finance	172	170	168	168
Forests, Lands and Natural Resource Operations	666	562	591	589
Health	15,927	16,551	16,945	17,406
Jobs, Tourism and Skills Training	230	230	230	230
Justice	1,147	1,140	1,145	1,147
Social Development	2,456	2,487	2,504	2,504
Transportation and Infrastructure	804	803	803	803
Total ministries and Office of the Premier	31,605	32,050	32,555	33,075
Management of public funds and debt	1,197	1,264	1,309	1,365
Contingencies	300	225	225	225
Funding for capital expenditures	999	1,030	999	1,142
Refundable tax credit transfers	1,184	835	850	1,011
Legislative and other appropriations	125	132	126	127
Subtotal	35,410	35,536	36,064	36,945
Prior year liability adjustments	(87)	—	—	—
Consolidated revenue fund expense	35,323	35,536	36,064	36,945
Expenses recovered from external entities	2,878	2,832	2,699	2,793
Funding provided to service delivery agencies	(21,242)	(21,628)	(21,922)	(22,302)
Ministry and special office direct program spending	16,959	16,740	16,841	17,436
Service delivery agency expense:
School districts	5,598	5,598	5,650	5,655
Universities	4,024	4,108	4,151	4,212
Colleges and institutes	1,122	1,115	1,123	1,132
Health authorities and hospital societies	12,457	12,749	13,045	13,320
Other service delivery agencies	3,469	3,680	3,740	3,837
Total service delivery agency expense	26,670	27,250	27,709	28,156
Total expense	43,629	43,990	44,550	45,592

(1) Restated to reflect government’s current organization and accounting policies.

Budget and Fiscal Plan – 2013/14 to 2015/16

Three Year Fiscal Plan

Bending Down the Health Spending Cost Curve

The Ministry of Health’s 2012/13 base budget of $16.2 billion is projected to increase by a further $1.2 billion by 2015/16. Over the three year plan, a total of $2.4 billion in new funding is being added. While the annual increases in dollar terms are still significant as seen in Chart 1.7, Budget 2013 continues to reduce the rate of growth of health spending in BC compared to previous years.

For example, health spending was growing at an average rate of 7.0 per cent per year between 2005/06 and 2008/09, before being reduced to an average of 4.4 per cent annually during the subsequent four years. In the current three year fiscal plan, that rate has been further reduced to 2.6 per cent, but government is confident it can achieve this without sacrificing health outcomes.

Chart 1.7 Ministry of Health budget increases

The savings are being achieved in ways that are protecting the growth of funding for regional services which include all the key hospital, acute care, mental health, emergency, and community care services. Expenditure growth in these services averaged 4.7 per cent per year from 2010/11 to 2012/13; during the 2013/14-2015/16 fiscal plan period covered by Budget 2013, funding allocations to this area will still grow at 3.2 per cent per year on average.

Health authorities are responsible for the provision of most of these “front-line” services to patients in the health care system. Funding increases for health authorities are unchanged from Budget 2012 – in 2012/13, their spending grew by 3.5 per cent and funding increases for 2013/14 and 2014/15 are estimated to be 4.3 per cent and 2.9 per cent respectively.

A significant portion of the savings in regional services will be in the area of incremental “patient-focused funding”, a relatively recent and successful program to incent more efficient use of resources in the provision of various procedures performed in hospitals. The Ministry of Health will use the 2013/14 fiscal year to transition to the use of performance-based patient-focused funding incentives in health authority base budgets.

Other areas of the health budget will be targeted for lower rates of growth in Budget 2013. The majority of the savings are to be achieved through efficiencies in the areas of PharmaCare and Medical Services Plan (MSP). As is apparent from Chart 1.8, when combined, there is only an average of 1.1 per cent anticipated average annual growth over the next three years in these two components of the Ministry’s budget.

Budget and Fiscal Plan – 2013/14 to 2015/16

Three Year Fiscal Plan

Chart 1.8 Ministry of Health funding – bending the cost curve

As previously announced, in order to manage drug costs, the Ministry of Health introduced a new drug pricing regulation in 2012, to come into force on April 1, 2013, that will reduce the price of generic drugs to 25 per cent of the brand name price immediately, and to 20 per cent as of April 1, 2014. Currently, British Columbians pay 35 per cent of the brand name price for generic drugs. The regulation will make BC generic drug prices more consistent with other Canadian jurisdictions. The Ministry will also continue to work on other policies aimed at reducing drug costs, with the overall result expected to be relatively stable costs in the PharmaCare program over the three-year fiscal plan.

Measures will also be introduced to reduce the rate of growth of MSP expenditures, which cover the costs of most physicians and other health care practitioners. For example, the Physician Master Agreement contains the financial arrangements between the government and the BC Medical Association, and covers approximately 10,000 specialists and family physicians. The outcomes of negotiations that are expected to occur over the fiscal plan period will have to be consistent with the ministry budget. The ministry anticipates that reduced expenditure growth rates in this area can be achieved without reductions in service availability.

MSP also funds laboratory testing, a fundamental element of patient care since test results influence the majority of medical decisions. However, BC has the only uncapped fee-for-service outpatient laboratory funding model in Canada and there continues to be issues of duplication and redundancy. The Ministry of Health therefore intends to implement a strategic, integrated approach to laboratory services which is also anticipated to result in reduced cost increases.

Finally, the latest available data continues to demonstrate that BC is a leader in Canada in maintaining a desirable balance between efficiency and health outcomes. As of 2012, BC remains the second least costly province in terms of per capita spending on health care, and according to the most recent available data, ranks best in terms of Life Expectancy, Cancer Mortality, and Mortality related to Diseases of the Heart. For Infant Mortality, BC ranks third best overall.

Budget and Fiscal Plan – 2013/14 to 2015/16

Three Year Fiscal Plan

Table 1.9 Health Per Capita Costs and Outcomes: Canadian Comparisons

Province	2012 Per Capita Health Care Costs ($)	Life Expectancy at Birth (Years)	Infant Mortality per 1000 Live Births	Cancer Mortality Rate per 100,000 Population	Diseases of the Heart Mortality Rate per 100,000 Population
Quebec	3,513	81.2	4.4	174.7	93.7
British Columbia	3,690	81.7	3.6	144.0	91.8
Ontario	3,726	81.5	5.0	154.1	100.3
New Brunswick	4,093	80.2	5.8	177.0	108.5
Nova Scotia	4,142	80.1	3.4	177.5	108.7
Prince Edward Island	4,253	80.2	3.4	181.9	136.1
Manitoba	4,324	79.5	6.3	166.3	111.9
Saskatchewan	4,480	79.6	6.7	155.9	118.7
Alberta	4,606	80.7	5.5	152.0	120.2
Newfoundland	5,190	78.9	6.3	196.6	137.3

Sources: Canadian Institute for Health Information, 2012 (cost data) and Statistics Canada (outcomes data).

Health Funding Report and Plan

As required under Part 14 of the Consumption Tax Rebate and Transition Act (the Act) the following table shows health funding in relation to health spending for 2013/14 to 2015/16.

Table 1.10 Health Funding Plan

($ millions)	2013/14	2014/15	2015/16
Medical Services Plan premiums	2,152	2,266	2,390
Tobacco tax	709	726	726
Health Special Account	147	147	147
Canada Health Transfer	4,264	4,264	4,523
Wait Times Reduction Transfer	33	—	—
Total revenue from above sources	7,305	7,403	7,786
Total government spending on health	18,428	18,799	19,268
Health spending in excess of revenue	11,123	11,396	11,482

The Act does not specify a provincial sales tax as a source of health funding, as it does for the HST. If the PST were included, the health spending in excess of revenue would be $5,330 million in 2013/14, $5,366 million in 2014/15 and $5,197 million in 2015/16. The Health Funding Report for 2011/12 and 2012/13 is found in Part 4 on page 100.

Post-secondary Education – Balancing the Need for Investing the Future with Fiscal Responsibility

As noted in Budget 2012, the health, K-12 education and post-secondary sectors were engaged or were to engage in processes to find efficiencies and eliminate unnecessary administrative duplication through increased use of shared services. Budget 2012 announced that government would work with the post-secondary sector to identify sector-wide savings of $50 million annually by 2014/15. The savings were to come from discretionary spending, administration and other efficiencies, while protecting educational services.

Over the course of the past year, the ministry and post-secondary institutions have worked collaboratively to identify shared service opportunities for administrative savings, efficiencies and improved services. These collaborative efforts were supported by the

Budget and Fiscal Plan – 2013/14 to 2015/16

Three Year Fiscal Plan

technical work of outside experts who assisted in identifying the opportunities and providing a quantitative and qualitative assessment.

These efforts confirmed that while there were a number of areas of collaboration and shared services underway across the sector, there are still further opportunities for savings to be realized. The work also concluded that it is most realistic to expect the full amount of the savings to be reached in 2015/16. Therefore the ministry’s budget track has been modified to reflect a more gradual phase-in of the savings, with an upward adjustment of $15 million in 2013/14 and $25 million in 2014/15.

In addition, a budget increase of $2.4 million in 2013/14 and $4.8 million annually thereafter will ensure completion and sustainability of the expanded University of British Columbia medical school, fulfilling the commitment made by government in 2001. Provincial investment in medical training in BC has resulted in an increase in annual medical doctor graduates from 119 in 2001/02 to 261 in 2011/12, and is expected to increase to 288 graduates per year beginning in 2014/15 with the addition of graduates from the new Okanagan medical program.

K-12 Education – Stable Funding and Introduction of the BC Training and Education Savings Program

A major component of Budget 2013 is the new BC Training and Education Savings Program, which builds upon the existing Children’s Education Fund. The Fund was established as part of Budget 2007, and for every BC child born on or after January 1, 2007 to (or adopted by) parents who are normally BC residents, $1000 was set aside and invested by government. The principle and earnings were not to be paid out until the child entered post-secondary education.

Under the new program, eligible children are entitled to a one-time $1200 grant beginning in 2013/14 that will be transferred into their Registered Education Savings Plan. This will provide more incentive for parents and others to begin saving earlier, along with more flexibility as to how the funds are invested. The estimated cost for this new initiative is $30 million per year. For further details, refer to the BC Training and Education Savings Program topic box on page 48.

Block funding to school districts remains unchanged from Budget 2012, at over $4.7 billion annually through to 2015/16. This allocation has exceeded $4.7 billion since 2011/12, while total public school enrolment continued to fall – the decrease in full-time equivalent students dropped from 595,157 in 2001/02 to a low of 548,232 in 2012/13, a 7.9 per cent decline. Current projections, however, indicate a “flattening” of enrollment beginning this year with little change in student numbers during the fiscal plan period.

The Ministry of Education’s budget increases in 2013/14 and 2014/15 includes previous lifts for the Learning Improvement Fund (LIF). A total of $60 million is being spent in 2012/13, and Budget 2013 contains the same amount for 2013/14, increasing to $75 million annually in 2014/15.

When the LIF was established, the intent was to target vulnerable learners and other classroom challenges. Consultations occurred between teachers and principals and between superintendents and local union presidents to solicit input as to how to best meet the needs. In terms of results at this time, all sixty school districts received funding

Budget and Fiscal Plan – 2013/14 to 2015/16

Three Year Fiscal Plan

under the LIF. These new resources were allocated by the Ministry of Education on the same pro rata basis as operating grants. The Ministry estimates that virtually every one of BC’s 1700 public schools received some support from LIF funding. In addition:

•   approximately 500 teachers were hired, at a cost of almost $37 million;

•   $1.8 million was devoted to teacher professional development; and

•   $17.3 million was allocated for Special Education Assistance, over 7,400 existing assistants had hours of work increased, and over 406 new teacher assistants were placed in schools.

The general outcomes anticipated from the LIF funding are improved success of students in achievement levels and improved satisfaction of parents and teachers with learning conditions in classrooms.

Maintaining Sports and Arts Funding, and Enhancing Opportunities for Youth in the Arts

Continuation of the Sports and Arts Legacy: In Budget 2010, government committed, within the Contingencies Vote, $20 million annually for three years, with $10 million for the arts community and $10 million for sports groups. Given the positive results that have been demonstrated, Budget 2013 allocates $20 million of annual funding to continue this programming. Budget 2013 provides $7 million annually to the Ministry of Community, Sport and Cultural Development, and $13 million is being reallocated from within the ministry.

BC Creative Futures: To ensure BC is better preparing its young people to enter the fast-growing world of the “creative economy”, a further $6.2 million annually in new funding will now be allocated to this new program area in the Ministry of Community, Sport and Cultural Development. This initiative will emphasize the following:

•   skills training and participation in various arts activities from an early age;

•   the engagement of children with exemplary works of art; and

•   opportunities to train and work alongside creative professionals.

Agricultural Land Commission

Budget 2013 provides an additional $4 million over three years to support the Agricultural Land Commission in providing better oversight over the Agricultural Land Reserve, a provincial zone which recognizes agriculture as a priority use, encourages farming and controls non-agricultural use. This additional funding will be directed to addressing recommendations of the Auditor General in the September 2010 Audit of the Agricultural Land Commission, including providing more expedient application reviews, undertaking targeted Agricultural Land Reserve boundary reviews, and working with local government to encourage farming.

Carbon Tax Relief for the Greenhouse Sector

Budget 2013 provides a carbon tax relief grant program for commercial greenhouse vegetable and floriculture growers. Under this program, $20 million in assistance will be provided to commercial greenhouse vegetable and floriculture growers over three years. The Carbon Tax Review topic box on page 58 provides more detail on this initiative.

Budget and Fiscal Plan – 2013/14 to 2015/16

Three Year Fiscal Plan

Table 1.11 Support for Arts, Education and Economic Initiatives

($ millions)	2013/14	2014/15	2015/16
Revised Post Secondary Efficiencies Plan	15	25	—
Final Medical Expansion Program Increase	2	5	5
BC Training and Education Savings Program	30	30	30
Sports and Arts Legacy Top-up	7	7	7
Creative Futures Funding	6	6	6
Agricultural Land Commission	1	2	1
Greenhouse Growers Carbon Tax Relief	6	7	7
Total	67	82	56

Overall, the targeted funding increases contained in Budget 2013 for the government’s education, sports, arts, and economic priorities total $205 million over three years, as detailed in Table 1.11.

Table 1.12 Support for Families, Individuals and Community Safety

($ millions)	2013/14	2014/15	2015/16
BC Families Early Years Strategy	6	18	52
BC Early Childhood Tax Benefit	—	—	146
Renewal of Single Room Occupancy affordable housing units	1	4	8
Increased support for responsible gambling	1	2	2
Increased RCMP policing costs	15	18	19
Total	23	42	227

Supporting Families, Individuals and Community Safety

Budget 2013 provides an additional $292 million over the next three years to support families, help the most vulnerable among us, and keep our communities safe.

BC Families Early Years Strategy

In recognition of the challenges facing families with young children and the importance of investments during the early childhood years, Budget 2013 provides an additional $76 million over the next three years to support the creation of new child care spaces and improve the quality of early learning and child care services and supports. In addition, to improve affordability of child care and assist families with the cost of raising young children, effective April 1, 2015 a new BC Early Childhood Tax Benefit will be introduced. The refundable tax credit will provide $146 million to approximately 180,000 families with young children. The British Columbia Families First Early Years Strategy topic box on page 46 provides more detail on this strategy.

Social Housing

Budget 2013 will provide an additional $13 million over the next three years in support of the Single Room Occupancy hotel renewal initiative, which involves the renovation and restoration of 13 provincially-owned Single Room Occupancy hotels in Vancouver’s Downtown Eastside. The additional funding will fund the temporary relocation of residents as well as the annual service payments due to Habitat Housing Initiative under a fixed-price performance-based agreement.

Budget and Fiscal Plan – 2013/14 to 2015/16

Three Year Fiscal Plan

Responsible Gambling Program

An additional $5 million is provided in Budget 2013 over the next three years in support of government’s Responsible Gambling Strategy. This allocation will fund enhanced treatment, counseling and prevention services in order to effectively address problem gambling.

Policing and Public Safety

In Budget 2012 an additional $96 million over 3 years was provided for RCMP-related costs, primarily to maintain additional officers hired to combat organized crime and gang activity. The government will continue its commitment to a strong provincial police force to keep communities safe. In Budget 2013, the province will invest an additional $52 million over the next three years to fund increased RCMP policing costs including salary and benefit increases under the new contract.

Expenditure growth management

In October 2012, following significant reductions in natural resource revenues, government introduced further spending controls on administrative and discretionary expenditures. As reported in the second Quarterly Report in November 2012, ministries (with the exception of Health) were required to achieve expenditure savings totaling $20 million in 2012/13. In support of government’s commitment to balance the budget, expenditure management will continue in Budget 2013. Ministries will be required to achieve a total of $15 million annually in expenditure reductions over the three years of the plan (excluding Health which is identified separately above). This represents about 0.1 per cent of ministry budgets.

Crown corporations also were asked to apply the same efficiency regimen as expected of ministries and as a result have submitted expenditure management plans that will result in over $20 million per year of improvement to government’s bottom line over the fiscal plan period.

Further details and an historical summary of the government’s savings initiatives since the onset of the economic crisis of 2008 can be found in the Expenditure Growth Management topic box on page 44.

Management of the BC Public Service

Full-time equivalent (FTE) staff utilization is projected to decrease from 27,228 in 2011/12 to 27,169 in 2012/13, as a result of employee attrition and the implementation of hiring restrictions announced in September 2012.

Going forward, FTE utilization is projected to decline by approximately 4 per cent in 2013/14 and a further 1 per cent in 2014/15, reflecting the expectation of government to continue to prioritize key services and programs and achieve savings and improved effectiveness in their delivery. It is expected that the projected decrease will be achieved through attrition – that is, through normal annual voluntary exits, including retirements.

Budget and Fiscal Plan – 2013/14 to 2015/16

Three Year Fiscal Plan

Chart 1.9 Managing FTEs

Recovered expenses

Over the fiscal plan period (2013/14 to 2015/16), government projects it will incur $8.3 billion in program spending whose costs will be recovered from third parties.

Recovered costs include an estimated $2.7 billion in interest payments from the commercial Crown corporations through the fiscal agency loan program and from sinking fund investment returns.

In addition, a total of $1.8 billion will be spent delivering programs on behalf of the federal government, such as the Labour Market Development Agreement and local government services transfers. This three year total has declined from Budget 2012 due to the federal government’s decision to resume immigrant settlement services program delivery effective April 1, 2014.

The remaining $3.8 billion in recovered costs are incurred by a variety of programs, including hospital expansion recovered from regional health boards, industry-funded regulatory programs recovered through fees, and distribution of free Crown grants recovered through the revaluation of the land being distributed.

Operating transfers

Transfers to service delivery agencies will total $65.9 billion over the fiscal plan period (2013/14 to 2015/16) in support of education, healthcare, social services, housing, and transportation programs delivered by the agencies on behalf of government. These service delivery agencies include the SUCH sector (schools, universities, colleges and health organizations), Community Living BC, BC Housing Management Commission, BC Transit, and the BC Transportation Financing Authority. Transfers to these organizations comprise over 60 per cent of ministry spending.

Budget and Fiscal Plan – 2013/14 to 2015/16

Three Year Fiscal Plan

Service delivery agency spending

Service delivery agency spending is projected to total $28.2 billion by 2015/16, reflecting an increase of $1.5 billion over the fiscal plan period.

School district spending is projected at $5.7 billion in 2015/16, an increase of $57 million over the three year period. The increase is due to base salary and benefits cost growth in line with collective agreements and capital asset amortization in relation to recent capital plan expenditures, partially offset by other administration cost reductions.

Spending by universities is forecast to increase by $188 million (4.7 per cent) over the three year period, and will total $4.2 billion by 2015/16. The increase is due to general inflationary pressures and is net of planned administrative costs savings initiatives.

Projected spending by colleges and institutes will remain virtually unchanged at $1.1 billion, with only a minor increase of $10 million over the three year period.

Health authority and hospital society spending is projected to rise from $12.5 billion in 2012/13 to $13.3 billion by 2015/16 – an increase of $863 million, or 6.9 per cent over the three year period. This spending increase reflects the projected volume increases in the healthcare services delivered by these organizations on behalf of government and is projected to be funded by additional provincial grants and own-source revenue.

Projected spending by other service delivery agencies is forecast to increase by $368 million by 2015/16. This 10.6 per cent increase is largely due to increased transportation sector spending and related interest costs.

Capital Spending

Capital spending on schools, hospitals, roads, bridges, hydro-electric projects and other infrastructure across the province is expected to total $18.3 billion over the fiscal plan period. Provincial capital infrastructure investments are made through school districts, health authorities, post-secondary institutions, Crown agencies and ministries.

The total capital investment of $18.3 billion is comprised of $10.4 billion in taxpayer-supported capital investments and $7.9 billion in capital investments by commercial Crown corporations. These investments will support the ongoing implementation of the BC Jobs Plan and the province’s Pacific Gateway Strategy.

The capital spending budget for 2013/14 includes completion of existing approved projects, new investments to expand and sustain provincial infrastructure, including schools, hospitals and universities, and investments by self-supported commercial Crown corporations in power projects and the Port Mann Bridge replacement project.

Taxpayer-supported capital spending

Taxpayer-supported capital spending includes capital infrastructure for school districts, health authorities, post-secondary institutions, taxpayer-supported Crown agencies, and ministries.

Taxpayer-supported capital spending is projected at $3.7 billion in 2013/14, declining to $3.5 billion in 2014/15 and $3.2 billion in 2015/16, reflecting completion of approved projects within the capital plan and planned additional investments to sustain or expand provincial infrastructure.

Budget and Fiscal Plan – 2013/14 to 2015/16

Three Year Fiscal Plan

Table 1.13 Capital Spending

	Updated	Budget
	Forecast	Estimate	Plan	Plan
($ millions)	2012/13	2013/14	2014/15	2015/16
Taxpayer-supported
Education
Schools (K–12)	490	551	489	447
Post-secondary	749	558	647	673
Health	850	809	771	729
BC Transportation Financing Authority	1,079	1,113	957	803
BC Transit	59	152	118	123
Government ministries	377	408	385	347
Other(1)	124	126	114	67
Total taxpayer-supported	3,728	3,717	3,481	3,189
Self-supported
BC Hydro	2,063	2,031	2,445	2,457
Columbia River power projects(2)	120	64	26	10
Transportation Investment Corporation (Port Mann)	628	185	49	—
BC Railway Company	11	14	1	1
ICBC	77	73	68	59
BC Lotteries	118	120	110	110
Liquor Distribution Branch	22	23	23	27
Total self-supported commercial	3,039	2,510	2,722	2,664
Total capital spending	6,767	6,227	6,203	5,853

(1) Includes BC Housing Management Commission, Provincial Rental Housing Corporation, and other service delivery agencies.

(2) Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

Budget 2013 continues to implement the priority investments for new, expanded or replacement infrastructure announced in Budget 2012. During the three year plan period, a total of $1.5 billion will be provided to support these priority investments in schools, hospitals, universities, colleges and correctional facilities.

Investments in Schools

Over the three years of the capital plan, $1.5 billion will be invested to maintain, replace, renovate or expand K–12 facilities, including continued investment in new school space to accommodate increasing enrolment in growth districts, and continued investment in the program to seismically upgrade or replace schools.

Key investments in Budget 2013 include:

•        a new NorKam Secondary Trades and Technology Centre of Excellence at North Kamloops Secondary School to expand the skills and trades programs and accelerate student transition to the workforce;

•        a seismic upgrade for Wellington Secondary in Nanaimo, originally built in 1967 with several subsequent additions, will address the seismic safety risk; and

•        replacement of the aging Belmont Secondary School in Langford, with a new Belmont Secondary School and a new Royal Bay Secondary School in Colwood to meet growing student enrolment in the district. Both schools will also incorporate Neighbourhood Learning Centres to provide various services to the community.

Budget and Fiscal Plan – 2013/14 to 2015/16

Three Year Fiscal Plan

Spending to Support Post-Secondary Education

Budget 2013 includes $1.9 billion in capital spending over the next three years by post-secondary institutions across the province. Projects include the replacement and renewal of existing infrastructure to address deferred maintenance and protect the province’s investment in capital assets. In addition, investments in priority projects will build capacity and help meet the province’s future workforce needs in key sectors. A significant level of this capital investment is funded through other sources, including foundations, donations, cash balances, federal funding and revenues generated from services.

Planned post-secondary capital investments in Budget 2013 include:

•                construction of two new trades training buildings and upgrading of existing facilities at Camosun College, which will provide skills training in the marine, metal and mechanical trades and accommodate an additional 370 full-time equivalent students;

•                  a new building for the Chip and Shannon Wilson School of Design at Kwantlen Polytechnic University in Richmond to introduce new programming in technical apparel design and increase the overall number of design students by 57 per cent;

•                  expansion and upgrades for the law school at Thompson Rivers University in Kamloops, which will provide new learning space; and

•                  expansion and renovations of trades training facilities at Okanagan College in Kelowna, which will more than double the size of the current complex, providing needed student space and innovative classrooms for trades and technology programs.

Expanding and Upgrading Health Facilities

Capital spending on infrastructure in the health sector will total $2.3 billion over the next three years. These investments support new major construction projects and upgrading of health facilities, medical and diagnostic equipment, and information management/ technology systems. As well, these investments are supported by funding from the province as well as other sources, such as regional hospital districts and foundations.

Current/planned investments in the health sector include:

•                  redevelopment of Children’s and Women’s Hospital to include a new Acute Care Centre to replace 179 acute care beds and expand service to 221 beds, and expand the emergency department, maternity, pediatric operating rooms and diagnostic imaging and procedures areas;

•                  construction of a new Surrey Memorial Hospital Emergency Department and Critical Care Tower to provide 151 new acute care beds to serve the community;

•                  construction of a new Interior Heart and Surgical Centre in Kelowna to provide two new cardiac operating rooms, six inpatient operating theatres, space for seven future operating rooms, and new post anesthetic recovery areas as part of a multiphase redevelopment at Kelowna General Hospital;

•                  construction of two new hospitals (one located in Courtenay/Comox and one in Campbell River) to replace existing North Island hospitals and provide a total of 248 patient beds, an increase of 62 beds on the North Island;

•                  replacement of Lakes District Hospital in Burns Lake to provide 16 new acute care beds that will replace the 13 beds currently servicing the community; and

•                  replacement of the Queen Charlotte/Haida Gwaii hospital to provide eight residential care and eight acute care beds, plus a new labour and delivery suite.

Budget and Fiscal Plan – 2013/14 to 2015/16

Three Year Fiscal Plan

Supporting the Transportation Investment Plan

Budget 2013 includes continued investments in government’s transportation investment plan. The province has secured federal cost-sharing on projects and has also leveraged investments through partnerships with private partners. The public and private sector will provide a total of $3.6 billion for transportation investments over the next three years, including:

•                  $2.5 billion of provincial investment in transportation infrastructure;

•                  $0.9 billion of investment leveraged through federal cost sharing and partnerships with private partners, local governments and other agencies; and

•                  $0.2 billion for the Port Mann Bridge/Highway 1 project (self-supported).

Further information is provided in Table 1.14.

Table 1.14 Provincial Transportation Investments

	Updated
	Forecast				3-Year
($ millions)	2012/13	2013/14	2014/15	2015/16	Total
Transportation Investment Plan
– Rehabilitation	193	171	172	175	518
– Interior and rural side roads	56	50	50	50	150
– Oil and gas rural road improvement program	43	20	20	—	40
– Mountain pine beetle strategy	33	32	30	30	92
– Highway 1	68	59	56	50	165
– Gateway program	170	16	1	13	30
– Okanagan Valley corridor	37	46	18	31	95
– Cariboo connector program	24	30	21	49	100
– Other highway corridors and programs	160	209	125	109	443
– Cycling infrastructure	4	5	2	2	9
Total transportation investment plan	788	638	495	509	1,642
Provincial Transit Plan
– Canada Line rapid transit project	20	20	20	20	60
– Evergreen Line rapid transit project	124	181	221	10	412
– Rapid transit, buses and other transit priorities	68	108	95	161	364
Total provincial transit plan	212	309	336	191	836
Total provincial investment (1)	1,000	947	831	700	2,478
Investments funded through contributions from other partners
– Evergreen Line rapid transit project	81	195	231	243	669
– Contributions to the Transportation Investment Plan	114	59	22	22	103
– Contributions to the Provincial Transit Plan	6	1	30	50	81
Total investments funded through contributions from other partners	201	255	283	315	853
Total investment in transportation infrastructure	1,201	1,202	1,114	1,015	3,331
Transportation Investment Corporation
– Port Mann Bridge/Highway 1 project	628	185	49	—	234
Total investment in transportation infrastructure including the Port Mann Bridge/Highway 1 project	1,829	1,387	1,163	1,015	3,565

(1) Total provincial investment includes operating and capital spending.

Budget and Fiscal Plan – 2013/14 to 2015/16

Three Year Fiscal Plan

Ministry Capital Spending

Budget 2013 includes $1.1 billion in capital spending by government ministries over the plan period. This will support investments in maintaining, upgrading or expanding infrastructure such as courthouses and correctional centres, office buildings, industrial roads, and information systems.

Capital investments made by government ministries include the Road Safety Systems initiative, currently notionally approved and in the planning phase. This initiative is expected to streamline the traffic ticketing, collision and police reporting processes; improve client services; provide more efficient access to justice; and improve public safety.

Capital Project Reserves

The province has included $239 million in project reserves in its three year capital plan as a prudent planning measure. In addition to covering risks from higher than expected costs, the reserves will be used to fund emerging government priorities.

Financing Capital Projects

Provincial capital infrastructure spending is financed through a combination of sources:

•                  cash balances within the organizations;

•                  partnerships with the private sector (public-private-partnerships);

•                  cost-sharing with partners (e.g. federal government, regional hospital districts); and

•                  debt financing.

Since debt financing continues to represent a significant source of financing for provincial capital spending, the level of capital spending has a significant impact on projected provincial debt.

Chart 1.10 Financing government’s capital plan

Budget and Fiscal Plan – 2013/14 to 2015/16

Three Year Fiscal Plan

Self-supported capital spending

Total capital spending includes capital infrastructure for self-supported commercial Crown corporations.

Self-supported capital spending is projected at $2.5 billion in 2013/14, $2.7 billion in 2014/15 and $2.7 billion in 2015/16. Over the three year period:

•                  $7.0 billion (87 per cent) of total self-supported capital spending will be used for electrical generation, transmission and distribution projects to meet growing customer demand and to enhance reliability.

Large generating facilities built between the late 1960s and early 1980s provide about 90 per cent of the province’s electrical power. The major mechanical and electrical components (such as turbines and transformers) in these facilities are nearing the end of their design life and require major overhauls to maintain reliability. A significant portion of self-supported capital spending represents measures to address the issue of ageing infrastructure.

•                  $234 million will be used for the Port Mann Bridge replacement and Highway 1 improvement project.

•                  $340 million will be used for BC Lottery Corporation projects including the modernization of business systems, expansion of the lottery distribution network, and acquisition of gaming equipment to support lottery, PlayNow internet gaming, casino and community gaming activities.

•                  $200 million will be used for ICBC projects including reinvestment in critical business systems as part of its Transformation Program.

Table 1.15 provides information on major power generation and transmission projects. Further details on provincial capital investments are shown in the service plans of ministries and Crown agencies.

Projects over $50 million

Approved major capital projects with multi-year budgets from provincial sources totaling $50 million or more are shown in Table 1.15. Annual allocations of the full budget for these projects are included as part of the provincial government’s capital investment spending shown in Table 1.13.

In addition to financing through provincial sources, major projects may be cost-shared with the federal government, municipalities and regional districts, and/or the private sector. Total capital spending for these major projects is $19.8 billion, reflecting provincial financing of $17.0 billion through internal sources or borrowing, $1.1 billion from federal government contributions and $1.7 billion from other sources including private donations.

Major capital investments include:

•                  $1.9 billion for school replacement projects including Revelstoke Elementary and Secondary, Chilliwack Secondary, Burnaby Central Secondary, Centennial Secondary, Kitsilano Secondary, Oak Bay Secondary, Belmont Secondary, Alberni District Secondary, and to provide space for full-day kindergarten and continuation of the seismic mitigation program;

Budget and Fiscal Plan – 2013/14 to 2015/16

Three Year Fiscal Plan

Table 1.15 Capital Expenditure Projects Greater Than $50 million (1)

Note: Information in bold type denotes changes from the 2012/13 second Quarterly Report released on November 28, 2012.

	Projected	Total Costs	Projected	Total	Project Financing
	Completion	to	Costs to	Capital	Internal/	P3	Federal	Other
($ millions)	Date	Dec 31, 2012	Complete	Costs	Borrowing	Liability	Gov’t	Contrib’ns
Taxpayer-supported
School districts
Full-day kindergarten	Winter 2012	127	7	134	134	—	—	—
Burnaby Central Secondary	Fall 2012	56	—	56	56	—	—	—
Revelstoke Elementary and Secondary (2)	Fall 2012	55	5	60	58	—	—	2
Alberni District Secondary (2)	Fall 2012	50	8	58	54	—	—	4
Southern Okanagan Secondary	Fall 2013	37	17	54	52	—	—	2
Chilliwack Secondary	Fall 2013	33	25	58	58	—	—	—
Centennial Secondary	Spring 2015	3	59	62	62	—	—	—
Oak Bay Secondary (3)	Fall 2015	1	51	52	50	—	—	2
Kitsilano Secondary (3)	Fall 2015	2	56	58	58	—	—	—
Belmont Secondary (3)	Fall 2015	—	56	56	30	—	—	26
Seismic mitigation program (3)	Spring 2021	—	1,300	1,300	1,300	—	—	—
Total school districts		364	1,584	1,948	1,912	—	—	36
Post-secondary institutions
University of Victoria
– Superconducting electron accelerator at TRIUMF	Spring 2015	22	43	65	31	—	18	16
Emily Carr University of Art and Design
– Campus redevelopment at Great Northern Way (3)	Summer 2016	2	132	134	113	—	—	21
Total post-secondary institutions		24	175	199	144	—	18	37
Health facilities
Victoria Royal Jubilee Hospital – Patient Care Centre (2)
– Direct procurement	Spring 2013	48	21	69	23	—	—	46
– P3 contract	Spring 2011	280	—	280	—	199	—	81
Fort St. John Hospital and Residential Care (2)
– Direct procurement	Spring 2012	48	5	53	52	—	—	1
– P3 contract	Spring 2012	249	—	249	121	33	—	95
Expansions to Kelowna General and Vernon Jubilee Hospitals (2)
– Direct procurement	Spring 2012	38	11	49	25	—	—	24
– P3 contract	Spring 2012	386	—	386	3	158	—	225
Northern Cancer Control Strategy
– Direct procurement	Summer 2013	25	10	35	32	—	—	3
– P3 contract	Summer 2012	70	1	71	54	17	—	—
Lions Gate Hospital (Mental Health) Redevelopment	Fall 2013	7	55	62	38	—	—	24
Surrey Emergency/Critical Care Tower
– Direct procurement	Summer 2014	51	143	194	174	—	—	20
– P3 contract	Summer 2014	218	100	318	139	179	—	—
Lakes District Hospital (3)	Summer 2015	—	55	55	46	—	—	9
Queen Charlotte/Haida Gwaii Hospital (3)	Summer 2015	—	50	50	31	—	—	19
North Island Hospitals (3)	Summer 2017	—	601	601	365	—	—	236
Interior Heart and Surgical Centre
– Direct procurement	Spring 2017	84	171	255	215	—	—	40
– P3 contract	Spring 2015	21	91	112	2	79	—	31
Children’s and Women’s Hospital	Spring 2018	29	651	680	532	—	—	148
Total health facilities		1,554	1,965	3,519	1,852	665	—	1,002
Transportation
South Fraser Perimeter Road
– Direct procurement	Summer 2014	990	72	1,062	714	—	348	—
– P3 contract	Summer 2014	174	28	202	—	202	—	—
Evergreen Line Rapid Transit(4)
– Direct procurement	Summer 2016	166	376	542	327	—	74	141
– P3 contract	Summer 2016	—	889	889	—	259	343	287
Sierra Yoyo-Desan Road upgrade	Fall 2014	87	50	137	137	—	—	—
Total transportation		1,417	1,415	2,832	1,178	461	765	428

Budget and Fiscal Plan – 2013/14 to 2015/16

Three Year Fiscal Plan

Table 1.15 Capital Expenditure Projects Greater Than $50 million (1) (continued)

Note: Information in bold type denotes changes from the 2012/13 second Quarterly Report released on November 28, 2012.

	Projected		Total Costs	Projected	Total	Project Financing
	Completion		to	Costs to	Capital	Internal/	P3	Federal	Other
($ millions)	Date		Dec 31, 2012	Complete	Costs	Borrowing	Liability	Gov’t	Contrib’ns
Other taxpayer-supported
Surrey Pretrial Service Centre expansion						—
– Direct procurement	Fall 2013		9	5	14	14	—	—	—
– P3 contract	Fall 2013		58	41	99	56	43	—	—
e-Health initiative (5)	Spring 2013		257	5	262	145	—	117	—
Integrated Case Management system	Fall 2014		117	65	182	179	—	3	—
Single Room Occupancy Hotels renovations
– Direct procurement	Winter 2016		6	19	25	23	—	2	—
– P3 contract	Winter 2016		—	118	118	—	91	27	—
Okanagan Correctional Centre (3)	Summer 2016		3	229	232	101	131	—	—
Total other			450	482	932	518	265	149	—
Total taxpayer-supported			3,809	5,621	9,430	5,604	1,391	932	1,503
Self-supported
Transportation
Port Mann Bridge / Highway 1	Winter 2013		2,997	322	3,319	3,319	—	—	—
Power generation and transmission
BC Hydro (6), (7)
– Fort Nelson generating station upgrade	Winter 2012	(2)	166	—	166	166	—	—	—
– Columbia Valley transmission	Fall 2012	(2)	112	2	114	114	—	—	—
– Stave Falls spillway gate reliability upgrade	Winter 2013		43	21	64	64	—	—	—
– Seymour Arm series capacitor	Fall 2013		9	46	55	55	—	—	—
– Vancouver City Central transmission	Winter 2014		130	50	180	180	—	—	—
– Smart metering and infrastructure program	Winter 2014		535	395	930	930	—	—	—
– Mica gas insulated switchgear replacement	Winter 2014		129	70	199	199	—	—	—
– Northwest transmission line	Spring 2014		280	337	617	290	—	130	197
– Merritt area transmission	Summer 2014		4	62	66	66	—	—	—
– Dawson Creek/Chetwynd area transmission	Winter 2015		20	235	255	255	—	—	—
– Interior to Lower Mainland transmission line	Winter 2015		212	513	725	725	—	—	—
– GM Shrum units 1 to 5 turbine upgrade	Spring 2015		58	214	272	272	—	—	—
– Hugh Keenleyside spillway gate reliability upgrade	Fall 2015		37	53	90	90	—	—	—
– Mica units 5 and 6 project	Fall 2015		260	454	714	714	—	—	—
– Ruskin Dam safety and powerhouse upgrade	Winter 2018		120	628	748	748	—	—	—
– John Hart replacement	TBD		78	1,071	1,149	1,149	—	—	—
Columbia River power projects (8)
– Waneta Dam power expansion	Spring 2015		220	130	350	350	—	—	—
Total power generation and transmission			2,413	4,281	6,694	6,367	—	130	197
Other
British Columbia Lottery Corporation
– Gaming management system	Winter 2015		24	80	104	104	—	—	—
Insurance Corporation of British Columbia
– Business transformation program	Fall 2016		104	117	221	221	—	—	—
Total other			128	197	325	325	—	—	—
Total self-supported			5,538	4,800	10,338	10,011	—	130	197
Total $50 million projects			9,347	10,421	19,768	15,615	1,391	1,062	1,700

(1)

Only projects that receive provincial funding and have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may include projects that still require final approval. Capital costs reflect current government accounting policy.

(2)	Assets have been put into service and only trailing costs remain.
(3)	Figures are estimates and will be confirmed through the planning and procurement processes.
(4)	Part of the Evergreen Line infrastructure asset will be transferred to TransLink at completion.
(5)

The e-Health initiative is comprised of 7 distinct projects. Figures shown reflect the total costs of the Ministry of Health’s 7 provincially co-ordinated e-Health projects. The federal government portion is an estimate based on a signed agreement with Canada Health Infoway and the actual amount may vary, depending on eligible project costs incurred.

(6)	BC Hydro has revised total capital costs for projects to conform with International Financial Reporting Standards.
(7)	Total costs and completion dates for these projects vary depending on the final scope. Information shown represents current assumptions.
(8)

Joint ventures of the Columbia Power Corporation and Columbia Basin Trust. In October 2010, CPC/CBT reached an agreement for a partnership with Fortis Inc. to develop an electricity generating facility at the Waneta Dam south of Trail. Capital spending information reflects 49 per cent of the total project – CPC’s 32.5 per cent share combined with CBT’s 16.5 per cent share.

Budget and Fiscal Plan – 2013/14 to 2015/16

Three Year Fiscal Plan

•      $134 million for the Emily Carr University of Art and Design campus redevelopment project at Great Northern Way and $65 million for specialized equipment at the University of Victoria’s TRIUMF site;

•      $3.5 billion for health facilities including the Kelowna General and Vernon Jubilee Hospitals; Lions Gate Hospital (mental health) Redevelopment; the Surrey Memorial Hospital – Emergency Department/Critical Care Tower; the Lakes District Hospital in Burns Lake; the Queen Charlotte/Haida Gwaii Hospital; the North Islands hospitals; the Interior Heart and Surgical Centre in Kelowna; and the Children’s and Women’s Hospital;

•      $6.2 billion for major transportation capital infrastructure including the South Fraser Perimeter Road, the Evergreen Line Rapid Transit project, the Sierra Yoyo Desan (SYD) Road upgrade, and the Port Mann Bridge/Highway 1 project;

•      $932 million for the Integrated Case Management system, the Surrey Pretrial Service Centre expansion, the e-Health initiative, upgrade of 13 Single Room Occupancy hotels in Vancouver’s Downtown Eastside, and the new Okanagan Correctional Centre;

•      $6.7 billion for power generation and transmission capital projects by BC Hydro and for Columbia River power projects including estimates for a 49 per cent share in the expansion of the Waneta Dam (a public-private partnership with Fortis Inc.);

•      $104 million for the replacement of BC Lottery Corporation gaming management system that supports the generation of over $1.5 billion in annual revenue from 34 casinos and community gaming centres operating more than 11,000 slot machines and 500 table games; and

•      $221 million for the capital component of ICBC’s $400 million business transformation program that will completely overhaul its claims, insurance, customer, and business processes and technologies.

Provincial Debt

In recent years, debt has increased due to government’s need to post annual deficits in order to protect core services and implement an accelerated infrastructure plan to keep British Columbians working and help stimulate the economy during the global economic downturn. As government continues its capital investment program (albeit at pre-accelerated infrastructure plan levels), and given the impact of reverting to a PST/GST system, total provincial debt, including commercial Crown self-supported debt, will reach $69.4 billion by 2015/16.

As government returns to a balanced budget in 2013/14, the rate of annual debt growth will decline from a peak of 11.8 per cent in 2012/13 to 4.3 per cent in 2015/16. Government borrowing projections include both the support of its operating and capital requirements and the retirement of existing debt that will mature during the fiscal plan period. Over the next three years, government will borrow $20.1 billion and retire $7.1 billion in maturing debt (see Table 1.17).

Budget and Fiscal Plan – 2013/14 to 2015/16

Three Year Fiscal Plan

Table 1.16 Provincial Debt Summary (1)

	Updated	Budget
	Forecast	Estimate	Plan	Plan
($ millions unless otherwise indicated)	2012/13	2013/14	2014/15	2015/16
Taxpayer-supported debt
Provincial government operating	6,481	8,282	7,946	7,293
Provincial government general capital	2,696	2,696	2,696	2,696
Provincial government direct operating	9,177	10,978	10,642	9,989
Other taxpayer-supported debt (mainly capital)
Education	11,181	11,785	12,300	12,982
Health (2)	5,768	6,257	6,753	7,272
Highways and public transit (3)	9,457	10,293	11,105	11,861
Other	2,754	3,244	3,693	3,966
Total other taxpayer-supported debt	29,160	31,579	33,851	36,081
Total taxpayer-supported debt	38,337	42,557	44,493	46,070
Self-supported debt	17,724	19,932	21,830	23,033
Total debt before forecast allowance	56,061	62,489	66,323	69,103
Forecast allowance (4)	50	200	225	325
Total provincial debt	56,111	62,689	66,548	69,428
Debt as a per cent of GDP
Provincial government direct operating	4.1%	4.7%	4.4%	3.9%
Taxpayer-supported	17.0%	18.2%	18.3%	18.1%
Total provincial	24.9%	26.9%	27.3%	27.3%
Taxpayer-supported debt per capita ($)	8,293	9,121	9,431	9,648
Taxpayer-supported interest bite (cents per dollar of revenue)	3.9	4.1	4.2	4.3

(1)   Debt is after deduction of sinking funds and unamortized discounts, and excludes accrued interest. Government direct and fiscal agency accrued interest is reported in the government’s accounts as an accounts payable.

(2)   Health facilities’ debt includes public-private partnership obligations of $1,111 million for fiscal 2012/13, $1,166 million for fiscal 2013/14, $1,195 million for fiscal 2014/15, and $1,250 million for fiscal 2015/16.

(3)   BC Transportation Financing Authority’s debt includes public-private partnership obligations of $973 million for fiscal 2012/13, $1,074 million for fiscal 2013/14, $1,184 million for fiscal 2014/15, and $868 million for fiscal 2015/16.

(4)   Reflects the operating statement forecast allowance for each year (amounts are not cumulative). Since it is unknown as to which agency would require this debt, the forecast allowance is shown as a separate item over the plan.

Taxpayer-supported debt is forecast to increase to $46.1 billion by 2015/16, up $7.7 billion from 2012/13, reflecting the significant investment in capital assets planned over the next three years. This includes a $3.3 billion increase due to capital spending on education and health facilities, a $2.4 billion increase in support of transportation projects, and a $1.2 billion increase for other initiatives. As well, direct operating debt is projected to increase by $812 million.

The self-supported debt of commercial Crown corporations is forecast to increase to $23 billion by 2015/16, up $5.3 billion from 2012/13. The increase is primarily due to the additional investment in improving and expanding British Columbia’s hydro generation assets ($4.4 billion) and the construction of the Port Mann Bridge ($798 million). Other self-supported debt is incurred mainly to finance BC Lottery Corporation equipment and information systems.

Additional details on government’s outstanding debt are provided in Appendix Tables A17 to A19.

Budget and Fiscal Plan – 2013/14 to 2015/16

Three Year Fiscal Plan

Table 1.17 Provincial Borrowing Requirements

	Updated	Budget
	Forecast	Estimate	Plan	Plan
($ millions)	2012/13	2013/14	2014/15	2015/16
Total provincial debt (1) at beginning of year	50,193	56,111	62,689	66,548
New borrowing (2)	6,658	8,401	6,045	4,865
Direct borrowing by Crown corporations and agencies	325	296	304	181
Retirement provision (3)	(1,115)	(2,269)	(2,515)	(2,266)
Change in forecast allowance	50	150	25	100
Net change in total debt	5,918	6,578	3,859	2,880
Total provincial debt (1) at year end	56,111	62,689	66,548	69,428
Annual growth in debt (per cent)	11.8	11.7	6.2	4.3

(1)   Debt is after deduction of sinking funds and unamortized discounts, and excludes accrued interest which is reported in the financial statements as an accounts payable.

(2)   New long-term borrowing plus net change in short-term debt.

(3)   Sinking fund contributions, sinking fund earnings and net maturities of long-term debt (after deduction of sinking fund balances for maturing issues).

Relationship between debt and deficit

The change in debt will not equal the surplus/deficit due to:

•      investment and working capital changes, including financing for the capital assets of commercial Crown corporations;

•      capital and other asset changes, including taxpayer-supported capital spending and non-cash amortization costs included in the surplus/deficit; and

•      other debt changes, including sinking fund balances, guarantees, and the non-guaranteed debt of commercial Crown corporations.

Table 1.18 reconciles forecast surplus/deficit with changes in debt.

Table 1.18 Reconciliation of Summary Results to Provincial Debt Changes

	Updated	Budget
	Forecast	Estimate	Plan	Plan
($ millions)	2012/13	2013/14	2014/15	2015/16
(Surplus) deficit for the year	1,228	(197)	(211)	(460)
Investment and working capital changes:
Cash and temporary investments – increase (decrease)	(86)	(39)	8	75
Other working capital changes	557	1,260	279	638
Financed assets of commercial Crown corporations	2,200	2,214	1,904	1,210
Commercial Crown corporation retained earnings	527	308	455	361
	3,198	3,743	2,646	2,284
Capital and other asset changes:
Taxpayer-supported capital spending	3,728	3,717	3,481	3,189
Amortization (non-cash expense included in the surplus)	(2,085)	(2,138)	(2,167)	(2,181)
Increase (decrease) in other assets (mainly prepaid expenses)	149	69	70	76
	1,792	1,648	1,384	1,084
Other debt changes:
Sinking fund balance – (increase) decrease	(278)	1,390	46	(21)
Guarantees and non-guaranteed debt – increase (decrease)	(22)	(6)	(6)	(7)
	(300)	1,384	40	(28)
Total provincial debt increase	5,918	6,578	3,859	2,880

Budget and Fiscal Plan – 2013/14 to 2015/16

Three Year Fiscal Plan

Independent Revenue Forecast Review

Government engaged the services of Dr. Tim O’Neill, a noted economist, to review its Budget 2013 economic and revenue forecasts. The O’Neill Report generally validated government’s forecast processes, methodologies and assumptions except in one area – the natural gas price forecast.

Citing general economic conditions and the challenges faced by the natural gas industry, the O’Neill Report recommended government change from its longstanding practice of using the average of private sector price forecasts. The private sector average price of $2.13 ($CDN per gigajoule, plant inlet) for 2013/14 represented a 46 per cent increase over the 2012/13 price forecast, which he felt was too robust. Instead, he recommended government use a price within the range of $1.80/GJ to $1.90/GJ in 2013/14.

Government has adopted this recommendation by choosing a price forecast of $1.85/GJ for 2013/14 – the mid-point of the recommended range – and applying the impact of the lower price across all years of the fiscal plan. This has placed government’s price forecast within the lowest 15th percentile of the private sector forecasts. It has also resulted in an average 19 per cent reduction in government’s natural gas revenue forecast, injecting an additional level of prudence into its balanced budget projection.

Risks to the Fiscal Plan

The major risks to the fiscal plan stem from changes in factors that government does not directly control. These include:

•      assumptions underlying revenue and Crown corporation forecasts such as economic factors, commodity prices and weather conditions;

•      the outcome of litigation, arbitrations, and negotiations with third parties;

•      potential changes to federal transfer allocations, cost-sharing agreements with the federal government and impacts on the provincial income tax bases arising from federal tax policy and budget changes; and

•      utilization rates for government services such as healthcare, children and family services, and income assistance.

In addition, changes in accounting treatment or revised interpretations of generally accepted accounting principles (GAAP) could have material impacts on the bottom line.

Table 1.19 summarizes the approximate effect of changes in some of the key variables on the surplus. However, individual circumstances and inter-relationships between the variables may cause the actual variances to be higher or lower than the estimates shown in the table. For example, an increase in the US/CDN dollar exchange rate may be offset by higher commodity prices.

Own Source Revenue

The main areas that may affect own source revenue forecasts are BC’s overall economic performance, the relative health of its major trading partners, the exchange rate and commodity prices.

Budget and Fiscal Plan – 2013/14 to 2015/16

Three Year Fiscal Plan

Table 1.19 Key Fiscal Sensitivities

		Annual Fiscal Impact
Variable	Increases of	($ millions)
Nominal GDP	1%	$150 – $250
Lumber prices (US$/thousand board feet)	$50	$25 – $50 (1)
Natural gas prices (Cdn$/gigajoule)	50 cents	$117 – $125 (2)
US exchange rate (US cent/Cdn $)	1 cent	-$25 to -$50
Interest rates	1 percentage point	-$97
Debt	$500 million	-$14

(1)   Sensitivity relates to stumpage revenue only. Depending on market conditions, changes in stumpage revenues may be offset by changes in border tax revenues.

(2)   Sensitivities can vary significantly especially at lower prices.

Revenues are sensitive to economic performance. For example, taxation and other revenue sources are driven by economic factors such as personal income, retail sales, population growth and the exchange rate. The revenue forecast contained in the fiscal plan is based on the economic forecast detailed in Part 3: British Columbia Economic Review and Outlook. As well, it incorporates commodity price forecasts developed by the Ministry of Forests, Lands and Natural Resource Operations and the Ministry of Energy, Mines and Natural Gas based on private sector information.

Income tax revenue forecasts are based on projections of personal and corporate income. The forecasts are updated from reports on tax assessments provided by the Canada Revenue Agency. As a result, revenue estimates can be affected by timing lags in the reporting of current and prior year tax assessments by the Canada Revenue Agency.

Revenues in British Columbia can also be volatile, largely due to the influence of the cyclical natural resource sector in the economy and the importance of natural resource revenues in the province’s revenue base. Changes in commodity prices such as natural gas or lumber may have a significant effect on natural resource revenues.

Details on major assumptions and sensitivities resulting from changes to those assumptions are outlined in Appendix Table A5.

Softwood Lumber Agreement

The fiscal plan assumes the continuation of the Softwood Lumber Agreement (SLA 2006) beyond its current expiry date of October 2015 and assumes a full-year entitlement of SLA 2006 border tax revenue in 2015/16. The outcome relating to the future of the agreement may pose a risk to the plan.

Federal Government Contributions

Potential policy changes regarding federal transfer allocations, including federal health transfers and cost-sharing agreements, could affect the revenue forecast. The release of 2011 Census net undercount results in late March 2013 may change BC’s population share of the national total, possibly affecting entitlements under the Canada Health Transfer and the Canada Social Transfer programs.

Crown Corporations

Crown corporations have provided their own forecasts. These forecasts, as well as their statements of assumptions, were used to prepare the fiscal plan. The boards of those

Budget and Fiscal Plan – 2013/14 to 2015/16

Three Year Fiscal Plan

corporations and agencies have also included these forecasts, along with further details on assumptions and risks, in the service plans being released with the budget.

Factors such as energy prices, water inflows into the BC Hydro system, accident trends, interest/exchange rates, decisions of an independent regulator, or pending litigation could significantly change actual financial results over the forecast period. BC Hydro’s and ICBC’s results may be affected by the outcome of BC Utilities Commission decisions on current and future rate applications.

SUCH Sector

Health authorities have submitted balanced financial plans for 2013/14 to 2015/16 based on policy assumptions provided by the Ministry of Health. These plans have been signed off by the board chairs of the respective health authorities. As funding allocations for 2015/16 have not been finalized, the health authority plans reflect status quo funding in that year. Notional funding allocations have been reported at the ministry level pending final discussions with the health authorities. The Ministry of Health will continue to work with the health authorities to manage any emerging revenue and spending risks and spending pressures.

Forecasts for the universities, colleges, and institutions have been signed off by chairs of the board or audit committee and lead financial officers.

Forecasts for the combined school districts have been compiled by the Ministry of Education based on the requirements of the School Act, the current year plans developed by the school districts, and ministry policy assumptions respecting future funding allocations. Variances from these assumptions could impact the fiscal plan.

Spending

Government funds a number of demand-driven programs, including those delivered through third party delivery agencies, such as healthcare, K-12 and post-secondary education, income assistance, and community social services. The budgets for these programs reflect reasonable estimates of demand and other factors such as price inflation. If demand is higher than estimated, this will result in a spending pressure to be managed.

The spending plans for the Ministry of Forests, Lands and Natural Resource Operations and the Ministry of Justice include base amounts to fight wildfires and deal with other emergencies such as floods. Unanticipated or unpredictable occurrences may affect expenses in these ministries.

Details on major assumptions and sensitivities resulting from changes to those assumptions are shown in Appendix Table A7 and in ministry service plans.

Public Sector Compensation Mandate

Collective agreements covering about two thirds of BC’s public sector employees have now been settled under the 2012 Cooperative Gains Mandate. This mandate applies to all public sector collective agreements expiring on or after December 31, 2011. So far, most contract renewals have been for two years with average settlements at 1 per cent to 2 per cent for each year – in some cases, annual wage adjustments are spread out over the year.

Budget and Fiscal Plan – 2013/14 to 2015/16

Three Year Fiscal Plan

Like the previous 2010 Net Zero Mandate, government’s priority remains unchanged — i.e. balance the budget while continuing to provide essential services to the public. Consequently, the government has not provided additional funding for increases in compensation negotiated through collective bargaining.

However, a key feature of this mandate is that it provides public sector employers with the ability to negotiate modest wage increases made possible by a combination of productivity increases, efficiencies and savings found within existing budgets. But at the same time, government has continued to make it clear that employers may not reduce service levels and may not transfer the costs of existing services to the public in order to fund compensation increases.

Experience of the 2010 Mandate, and now with the 2012 Cooperative Gains Mandate, shows that:

•                  it is possible to reach collective bargaining settlements without incurring billions of dollars of new taxpayer debt that could otherwise be spent on essential services; and

•                  through employers and unions collaboratively working on ways to provide services differently and identifying new ideas to reduce administration and delivery costs, these can be used to provide for modest compensation increases for public sector unionized employees.

Contingencies Vote

The allocation to contingencies is a prudent budgeting measure that protects the fiscal plan from unforeseen and unbudgeted costs that may arise, and from pressures for costs that are currently budgeted based on estimates whose final values are impacted by external events or prices.

Budget 2013 includes notional allocations of $12 million annually to support potential CLBC funding requirements, pending the implementation of the 12 recommendations included in the Deputy Ministers Report, Improving Services to People with Developmental Disabilities, released in January 2012. In addition, funding for the upcoming provincial election is being held in contingencies.

Table 1.20 Notional Allocations to Contingencies

($ millions)	2013/14	2014/15	2015/16
Community Living BC anticipated caseload increases	12	12	12
Elections BC event-related funding	33	—	—
Subtotal notional allocations	45	12	12
Reserved for unforeseen pressures related to litigation, caseload, natural disasters, and other contingent items	180	213	213
Total contingencies	225	225	225

Treaty Negotiations and the New Relationship

BC continues to negotiate treaties and incremental treaty agreements with a number of First Nations. While implementation and settlement costs associated with existing Final Agreements have been accounted for in the fiscal plan, the outcomes of other treaty negotiations and their ratification process could affect both the economic outlook and the fiscal plan.

Budget and Fiscal Plan – 2013/14 to 2015/16

Three Year Fiscal Plan

Government is also committed to negotiating new revenue-sharing agreements and other reconciliation agreements with First Nations to streamline consultation on natural resource decisions, provide increased certainty for investors, and provide new economic opportunities to communities. Where agreements have been concluded, the costs associated with those agreements have been accounted for in the fiscal plan. The number of possible new commitments is uncertain, and government will need to accommodate associated fiscal plan impacts as individual negotiations progress.

The province is also involved in litigation with First Nations relating to aboriginal rights. Settlement of these issues, either in or out of court, may result in additional costs to government.

Capital Risks

The capital spending forecasts included in the fiscal plan may be affected by subsequent planning (i.e. design development) and procurement activities (i.e. receipt/review of bids) resulting in project costs that are higher than the initial approved budgets. For large projects, government will review the budget and scope risks, and the strategies to mitigate these risks.

Other risks impacting capital spending forecasts include:

•                  weather and geotechnical conditions, including the outcome of environmental impact studies, causing project delays and/or unexpected costs;

•                  changes in market conditions, including service demand, the impact of inflation on building material costs, the availability of and wage rates for skilled workers, and borrowing costs;

•                  the accuracy of capital project forecasts, including planned construction schedules;

•                  the successful negotiation/timing of cost-sharing agreements with the federal government and other funding partners; and

•                  the timing and outcomes of public-private sector partnership negotiations.

Pending Litigation

The spending plan for the Ministry of Justice contains provisions for payments under the Crown Proceeding Act based on estimates of expected claims and related costs of settlements likely to be incurred. Litigation developments may occur that are beyond the assumptions used in the plan (for example, higher-than-expected volumes, or size of claim amounts and timing of settlements). These developments may affect government revenues and/or expenditures in other ministries.

One-time Write-downs and Other Adjustments

Ministry budgets provide for anticipated levels of asset or loan write-downs where estimates can be reasonably predicted. The overall spending forecast does not make allowance for extraordinary items other than the amount provided in the Contingencies vote.

Budget and Fiscal Plan – 2013/14 to 2015/16

Three-Year Fiscal Plan

Release of Surplus Assets for Economic Generation

The sale of surplus properties and assets not only provides revenue for the Province, but also generates economic activity resulting from new development and new business opportunities in communities across British Columbia.

The public sector routinely disposes of properties and assets considered surplus to its needs. It is a primary function of prudent lifecycle real estate portfolio management. Since 1981, almost 1500 surplus government properties have been sold in BC. Six hundred and sixteen properties were sold in the 1980s. Between 1991 and 2001, surplus government properties with a value in excess of $500 million (excluding the SUCH sector) or more than $1 billion in today’s market. During the 2000s, 406 properties were sold with a value of $381 million.

In the fall of 2011 the Province undertook a targeted review of its major asset base to identify those that were surplus to its needs. The surplus properties identified represent less than two per cent of the value of overall property holdings of the province. With over 100 properties and assets identified as surplus through its initial review, the Province has estimated a net gain of $625 million over the fiscal plan period on the disposal of those properties. Due diligence, such as First Nations consultation, and environmental investigation is currently being undertaken on assets as required to prepare them for sale.

Defining Surplus

Surplus properties and assets are those that are no longer in use, not required for future utilization, or those properties and assets where there is no strategic benefit for the province to be the owner. Real estate assets that were classified as a strategic priority, and not included in the surplus inventory are those properties whose ownership is essential to the delivery of a government funded service, for example: hospitals, jails, schools and other special purpose facilities currently used for delivery of services, and assets that are being held for an identified future need of the government.

Reinvestment Opportunity

This initiative fosters reinvestment in education. For example, in May 2012, the new modern North Saanich Middle School, a $23 million investment opened in Sidney, BC. This school, which accommodates up to 400 students from grades six to eight, meets BC’s Wood First Initiative by incorporating wood as much as possible, and follows LEED Gold or equivalent environmental standards. The old school built in 1946 was past its economic life and has been demolished. The existing land parcel will be sold with the proceeds invested in education.

Renewal Opportunity

The proposed Pearson-Dogwood redevelopment project in Vancouver will add capacity to existing residential care housing stock throughout the health authority. The proceeds from the sale of a portion of the site will go towards the development of new health care facilities. This large underutilized parcel will allow Vancouver Coastal Health to increase the value of the land through rezoning for mixed-use development, generating capital funds to replace aging facilities and infrastructure. The 25-acre redevelopment project will potentially result in a complete community that could offer a range of complex care, residential care, supported and assisted-living options, community amenities, and affordable, and market housing.

Profile of Surplus Properties and Assets

Of the over 100 properties identified as surplus, work is now underway on early sales opportunities and the marketing of properties in 2013/14.

Budget and Fiscal Plan – 2013/14 to 2015/16

Three-Year Fiscal Plan

Examples of properties currently on the market or where 2013/14 agreements are in process:

•                  a vacant lot on Watkiss Way near Victoria General Hospital;

•                  a large surplus parcel on Tranquille Road in Kamloops;

•                  a surplus parcel at Mission Memorial Hospital;

•                  two large vacant lots in Surrey on 192nd Street;

•                  a former elementary school in Surrey;

•                  a large vacant lot in Burnaby;

•                  a former health care facility in Vancouver’s Grandview-Woodlands neighbourhood;

•                  a vacant lot in Lions Bay;

•                  a former school board office in Surrey; and

•                  a vacant lot on Keith Road in North Vancouver.

Other examples of properties to be marketed:

•                  the Pearson-Dogwood healthcare redevelopment;

•                  North Saanich Middle School;

•                  a six hectare vacant lot in the Panorama neighbourhood in Surrey;

•                  a parking lot near the Legislative buildings in Victoria; and

•                  a seven hectare site north of Kelowna that was being tentatively held for the new correctional facility.

Based on 2013 assessments, sales contracts or market appraisals, these 16 properties above would provide an estimated net return of $260 million. A further 65 properties are being prepared for market in 2013/14.

Budget and Fiscal Plan – 2013/14 to 2015/16

Three-Year Fiscal Plan

Expenditure Growth Management

The September Update 2009 Commitment

During the 2008 calendar year, the sudden global financial crisis had a significant adverse economic impact on most jurisdictions throughout the world, as well as on the fiscal health of their respective governments. BC was not immune and revenues from taxes and other sources plummeted in both 2008 and 2009. The government responded by not only curtailing growth in spending, but by designing and implementing a plan to return to a balanced budget. This “Five-Year Fiscal Plan” was included in the September Update 2009 budget document and demonstrated at a high level how the intent to achieve a balanced budget by 2013/14 was to be carried out.

Fundamentally, the plan was that government would adjust to a future world of constrained resources by ensuring that spending growth would, on average, be less than forecasted revenue growth. The plan stated that by 2013/14 annual expenditure growth would be down to 2.5 per cent in that year. Budget 2013 in fact projects a 0.9 per cent growth rate for 2013/14, with an average of 1.5 per cent per year growth over the three year fiscal plan period. This objective has been achieved by instilling expenditure discipline throughout the broader public sector.

Expenditure Management from September Update 2009 to Budget 2012

Beginning with Budget 2009 and in every budget thereafter, limiting the annual growth in spending of government agencies has been a key theme. This has generally been achieved without reductions in key services and by concentrating on streamlining administration and areas of highly discretionary spending. The measures that have been taken include the following:

•                  In September Update 2009, there were reductions to ministry operating expenditures of $1.9 billion over three years, primarily in the areas of travel, professional services, building charges, discretionary grants, and “back-office” functions.

•                  Continuing central control of discretionary grants to outside parties up to and including Budget 2013.

•                  In Budget 2010, the allocations for five ministries and centralized shared services functions were reduced by a total of $320 million over three years.

•                  The use of centralized shared service strategies has been broadened to include SUCH sector organizations (e.g. health authorities and post-secondary institutions) to reduce duplication of services and take advantage of joint procurement opportunities for services and supplies.

•                  In 2010, the “Net-Zero” collective bargaining mandate came into effect, whereby any proposed wage increases for contracts expiring in 2010 or 2011 had to paid from efficiencies found within existing collective agreements and could not result in new costs to government or in reductions in service.

Expense trends

Budget and Fiscal Plan – 2013/14 to 2015/16

Three-Year Fiscal Plan

•                  For 2012, the “2012 Cooperative Gains” mandate came into effect, covering collective agreements expiring on or after December 31, 2011. This new mandate holds that any wage increases have to be funded from within existing agency budgets, with no reductions in public service, no off-loading of costs to the public, or negative impact to government’s fiscal plan.

•                  There is a continuing strict “no deficits” policy for service delivery agencies and SUCH sector entities.

•                  As communicated in Budget 2012, the rate of growth in SUCH sector expenditures was reduced significantly — from a 6.3 per cent annual average from 2005/06 to 2008/09, to 4.2 per cent average during 2009/10 to 2011/12, and down to 2.4 per cent/year average from 2012/13 to 2014/15.

•                  For the Ministry of Health specifically, its budget growth was 2.8 per cent in 2012/13, down from the 6 per cent/year range that was common some years ago.

•                  In Budget 2012, there was a significant reduction in the contingencies vote budget - from in excess of $400 million annually to $300 million per year and less going forward.

•                  Budget 2012 also contained direction to the post-secondary sector to implement corporate savings initiatives to save $50 million per year after three years, with the understanding that efficiency initiatives are not to be aimed at students, education programs, or research. This work is continuing.

Additional Expenditure Management Measures in Budget 2013

In order to help balance the budget for 2013/14 and beyond, government has found it necessary to implement further expenditure reduction strategies. The stage was set for this process during 2012/13, when ministries were directed to reduce administrative spending by an incremental $20 million for that year.

In addition, government informed its crowns that it would like to see them implement expenditure management regimes that include: a freeze on hiring, except for critical operational positions; a salary freeze for management and executive; and further limits on administrative and discretionary spending. These policies have culminated in the following additional expenditure management measures that are built into Budget 2013:

•                  Crown corporations have submitted management plans that will result in over $20 million per year of improvement to government’s bottom line, with the expectation that service levels are not to be negatively impacted;

•                  Ministry budgets have been collectively reduced by $15 million annually, again with the expectation that services to the public should not be affected; and

•                  Incremental to the above $15 million from other ministries, the Ministry of Health will implement measures (see Consolidated Revenue Fund spending discussion) that will further reduce the extent of funding growth over the next three years to an average of 2.5 per cent per year compared to the three year average annual growth of 3.2 per cent as per Budget 2012.

Expenditure Management Going Forward: The Continued Need for Efficiency in the Delivery of Public Services

Revenues will continue to be volatile, and there will be ongoing budget pressures that will involve difficult trade-offs. Ministries, service delivery agencies, and SUCH sector entities must therefore continue to live within their approved spending targets to maintain balanced budgets. It is government’s intent that the expenditure management plan that has evolved since 2009 will continue to provide the necessary direction for the provision of BC’s public services in the most cost-effective manner possible.

Budget and Fiscal Plan – 2013/14 to 2015/16

Three-Year Fiscal Plan

British Columbia Families First Early Years Strategy

Supporting Children and Families

Budget 2013 builds on the $1 billion per year government currently spends on early learning and childhood development initiatives and child care services; and the $129 million annual investment in full-day kindergarten.

Beginning in 2013/14 direct government spending on early childhood education and child care services will increase by $76 million over three years. New priority investments will improve the accessibility and quality of early years services, the affordability of child care programs and also help to address the early childhood education and child care needs of families in British Columbia.

Improving Access

Child care needs to be affordable and accessible. Demand for child care spaces is high and parents have consistently identified the need for more spaces in locations that are conveniently located and can accommodate parents’ work schedules.

•                  Budget 2013 provides $32 million over three years to support the creation of new child care spaces.

Improving Quality

Parents have told us that improving the quality of early years services and child care means better access to and more information about the availability of quality early years services and child care spaces, increased Early Childhood Educator and after-school care provider training and standards, and rich in-care experiences for their children.

•                  Budget 2013 includes an additional $7 million over three years for strengthening the coordination of Early Childhood Development programs and child care services.

•                  Government is investing an additional $37 million over three years in new funding specifically in support of improving the quality of child care and early years services in British Columbia.

British Columbia Early Childhood Tax Benefit

Improving Affordability

To improve the affordability of child care and to assist families with the cost of raising young children, effective April 1, 2015, a new BC Early Childhood Tax Benefit will be introduced. The refundable tax credit will provide $146 million to approximately 180,000 families with young children. Families will receive a maximum benefit of $55 per month, or $660 annually, for each child under the age of 6. The benefit will be administered through the Canada Child Tax Benefit system. Families can apply for the monthly benefit by applying for the Canada Child Tax Benefit. To be eligible, individuals must file their personal income tax returns.

The maximum benefit will be available to all eligible families with family net incomes under $100,000. The benefit will start to phase out at $100,000 and will be fully phased out at $150,000 of family net income. About 140,000 families will be eligible to receive the full benefit, while an additional 40,000 families with family net incomes over $100,000 will receive a partial benefit.

Budget and Fiscal Plan – 2013/14 to 2015/16

Three-Year Fiscal Plan

This new provincial benefit will supplement existing federal benefits including the Canada Child Tax Benefit, the National Child Benefit Supplement and the Universal Child Care Benefit.

The table below provides examples of the total provincial/federal benefits families may receive once this new provincial benefit is introduced.

Total Annual Child Benefits

Single Parent with One Child Under the Age of 6

Family Net Income	$25,000	$50,000	$80,000	$125,000	$150,000
BC Early Childhood Tax Benefit	660	660	660	330	0
Canada Child Tax Benefit *	1,433	1,304	704	0	0
Federal Universal Child Care Benefit **	1,200	1,200	1,200	1,200	1,200
Federal National Child Benefit Supplement *	2,221	0	0	0	0
Total Annual Benefit	5,514	3,164	2,564	1,530	1,200

Couple with Two Children Under the Age of 6

Family Net Income	$30,000	$60,000	$90,000	$125,000	$150,000
BC Early Childhood Tax Benefit	1,320	1,320	1,320	660	0
Canada Child Tax Benefit *	2,866	2,208	1008	0	0
Federal Universal Child Care Benefit **	2,400	2,400	2,400	2,400	2,400
Federal National Child Benefit Supplement *	3,117	0	0	0	0
Total Annual Benefit	9,703	5,928	4,728	3,060	2,400

* These amounts are effective July 1, 2013. The benefits will rise slightly by 2015 due to inflation indexing.

** The federal Universal Child Care Benefit is a taxable benefit but is excluded from family net income in determining the child tax benefits listed here. The benefit amount is not indexed to inflation.

Budget and Fiscal Plan – 2013/14 to 2015/16

Three-Year Fiscal Plan

BC Training and Education Savings Program

Background and Rationale

With nearly a million job openings expected over the next decade alone, B.C. students face a wide array of interesting and rewarding career prospects. Whether these future career opportunities will be in skilled trades or professional services, it is clear the vast majority will require some form of post-secondary education or training.

To encourage BC families to plan for their children’s future sooner, government will build upon the existing Children’s Education Fund (CEF) by providing payments sooner rather than later, through the new British Columbia Training and Education Savings Program (BCTESP).

Originally, the CEF principle ($1,000) and earnings were to be paid out to children born on or after January 1, 2007 at such time as they were enrolled in a qualified post-secondary education institution in BC. The first payments would therefore not have occurred until 2024. Now, the government would like to partner with parents to provide an additional incentive to save for their children’s educational needs by making the payments sooner.

The new BCTESP will therefore provide a one-time, $1,200 grant towards a BC resident child’s Registered Education Savings Plan (RESP), payable after the child turns six years old, and will allow families the flexibility to choose their investments.

BC Training and Education Savings Grant

The basic criteria to apply for the grant will be:

•                  the child must be born on or after January 1, 2007;

•                  the child must be a beneficiary of a Registered Education Savings Plan;

•                  the child must be a resident of BC when the grant application is made;

•                  the child must be enrolled in an educational program; and

•                  parents/contributors will have a full year, between the child’s 6th and 7th birthdays, to apply for the grant.(1)

All the normal federal provisions and regulations on the administration and use of RESP will apply.

BC Training and Education Savings Program — How It Will Work

Once the RESP has been created for the child, the BC government will send a letter to the family informing them that if their child is a resident of BC on their sixth birthday, the child will be entitled to receive the $1,200 grant, subject to opening an RESP account.

As the child’s sixth birthday approaches, another letter will be sent to the family as a reminder to apply for the grant before their child’s seventh birthday.

The purpose of the application is to confirm that the child is a resident of BC and enrolled in an educational program. Once the application has been processed by Human Resources and Skills Development Canada (HRSDC), the funds will be transferred to the child’s RESP.

BC Training and Education Savings Program — Implementation and Transition

The entitlement to receive the grant and the requirement to have an RESP in place by the child’s seventh birthday is effective immediately.

The Ministry of Education will administer the program and contract with HRSDC to manage applications for the grant, support the transfer of funds into eligible RESPs, and to

(1)    Families of BC resident children born in 2007 will have until February 28, 2014 to establish an RESP and there will be a further grace period to apply for the grant to allow time for the administrative mechanism with HRSDC to be in full operation.

Budget and Fiscal Plan – 2013/14 to 2015/16

Three-Year Fiscal Plan

ensure the return of the funds in the event the RESP is closed or the beneficiary opts not to pursue post-secondary education or training. To support the transfer of the grant into eligible RESPs, financial institutions and HRSDC must first implement a number of information system changes, which are expected to take 18 to 24 months to complete. RESP contributors will be notified once the application process is available.

Fiscal Implications

The government’s view is that it would like 100 per cent of BC families with children to take advantage of this program. Therefore, one of the key objectives of the new program will be to increase RESP participation rates through marketing and communications efforts directed towards families and at schools. However, for budgeting purposes, the assumed initial uptake is 57 per cent based on the currently available data. Using this assumption, the estimated fiscal plan impact as accounted for in Budget 2013 is $30 million annually, beginning in 2013/14.

Under the original CEF plan, payments to beneficiaries would not have been made or expensed to the provincial budget until 2024 at the earliest. With the new program, eligible recipients will be entitled to the grant as of 2013, and government obligations will be accrued starting in 2013/14. The CEF balance is currently valued at approximately $300 million and held in a Special Account under the purview of the Ministry of Education. The remaining balance will continue to be held as a part of consolidated revenue, with annual obligations expensed in the fiscal plan.

The Earlier You Start Saving, the More Your Savings Grow

No matching or additional contributions will be required to access the grant. However, families that establish RESPs early in their child’s life with even a small monthly contribution, combined with the grant and the Government of Canada’s Education Savings Program, can realize significant savings to help tomorrow’s young adults pursue the careers of their choice.

The following charts demonstrate the potential advantages of the RESP model when the benefits of the BCTES grant, modest contributions by the family, and the Canada Education Savings grant are combined, assuming 3.5 per cent average annual growth.

Budget and Fiscal Plan – 2013/14 to 2015/16

Three-Year Fiscal Plan

Long-term Opportunities for British Columbia Liquified Natural Gas

Liquefied Natural Gas

British Columbia has an unprecedented economic opportunity and the potential for significant increases in revenue from liquefied natural gas (LNG) development. This revenue can be used for the benefit of all British Columbians, both current and future generations.

Global demand for natural gas is expected to increase substantially over the coming decades. The high demand is driven largely by Japan, which intends to transition away from coal and nuclear power, and by industrial growth in China, India and Korea.

In the absence of significant new supply of natural gas from North America, the gap between supply and demand is expected to grow significantly over the medium term. This has created a need for facilities that cool natural gas into a liquid — liquefied natural gas, or LNG — which can then be transported by ship to overseas markets.

Many large oil and gas companies have already expressed interest in building LNG facilities in BC to take advantage of the high demand and high natural gas prices in Asia. BC is an attractive location for LNG facilities given its proximity to Asia, large reserves of natural gas, skilled workforce and a very competitive tax and royalty regime.

Although LNG supply in the Asia Pacific region is increasing, demand is still expected to exceed supply for at least the next two decades. If annual BC LNG production were to reach 82 million tonnes by 2020 (equivalent to five LNG plants), this would fill about 80 per cent of the Asia Pacific LNG supply gap for that year, based on current estimates.

Over the longer term, global average LNG prices are expected to be about 2.5 times higher than average domestic natural gas prices.

Studies

The Ministry of Energy, Mines and Natural Gas engaged independent consultants to conduct studies examining the potential employment impacts and new provincial revenues from LNG development in BC. The studies assumed: five LNG plants (three smaller and two larger sized plants); supporting pipelines; sufficient upstream natural gas to fuel the plants; and most plants fully operational by 2018.

Employment

It is estimated that more than 39,000 average annual full time jobs could be created over a nine year construction period. The study estimates that more than 75,000 permanent annual full time jobs could be required to support the industry when the plants are fully operational.

Chart 1 Employment Forecast — Construction and Operating Phases

The estimates include direct and indirect jobs needed to construct and operate the LNG facilities and pipelines, and jobs related to new exploration and development of natural gas needed to supply the LNG plants. The estimates also include jobs created in other industries due to the new employment created by the LNG industry.

Budget and Fiscal Plan – 2013/14 to 2015/16

Three-Year Fiscal Plan

Revenues

Building LNG facilities involves very large capital investments by investors. It also includes securing access to pipeline corridors with First Nations, in cooperation with the provincial government. Nevertheless, if Asian market prices for natural gas remain high, industry will recover its investments quickly and potentially generate very large profits.

The federal and BC governments could realize large revenue increases from LNG development over the coming decades through corporate income taxes, natural gas royalties and other taxes. BC is expected to start receiving most LNG revenues once plants are fully operational. However, additional income and consumption tax revenues may start to flow to the provincial government sooner as plant and pipeline construction begins.

Chart 2 shows the estimated ranges of potential provincial government revenues from LNG as determined by independent consultants. The forecasts use the assumptions noted earlier, existing provincial taxes and royalties, and a potential new BC LNG revenue regime designed to be competitive with other jurisdictions. On an annual basis, the forecasts show a range of about $4 — $9 billion per year.

Chart 2 Provincial Revenues from LNG Production — 20 Year Forecasts

Forecasts presented here are for illustrative purposes only. They are based on a set of assumptions and other information at a given point in time. Forecasts can and will change as markets for LNG develop around the world, and development begins to unfold in BC. LNG investors have not yet reached their final investment decisions.

How LNG Revenues Might Be Used

Government will need to consider how the benefits from LNG development could best be used or invested in the province. Some revenue will need to be dedicated for communities and First Nations impacted by LNG and for investment in clean technologies to assist in reducing greenhouse gas emissions.

In addition, an opportunity exists to consider what investments could benefit British Columbians more broadly. Many commodity-based economies have established legacy or prosperity funds to preserve some of the wealth generated by resources — countries like Norway, Chile and Australia, and sub-national jurisdictions such as Alberta and Alaska.

A legacy or prosperity fund could provide revenue for a package of programs and strategic investments that would benefit British Columbians for many generations to come. Potential fund uses include:

•                  Debt reduction — today, provincial debt stands at $56 billion and costs $2.4 billion each year in interest payments. Reducing debt would reduce interest costs, retaining revenue to support government services for future generations, and help to preserve BC’s high credit rating.

•                  Tax reductions — BC’s taxes are currently very competitive. However, there may be opportunities in the future to further reduce the tax burden on families.

•                  Enhancements to government programs and services — a fund could provide for capital and operating improvements in health care, better education and jobs training, and additional supports for BC businesses and families to make life more affordable.

Budget and Fiscal Plan – 2013/14 to 2015/16

Part 2: TAX MEASURES

Table 2.1 Summary of Tax Measures

		Taxpayer Impacts
	Effective Date	2013/14	2014/15
		($ millions)
Income Tax Act
• Introduce new top personal income tax bracket	January 1, 2014	50	204
• Increase general corporate income tax rate to 11 per cent	April 1, 2013	205	197
Medicare Protection Act
• Increase Medical Services Plan premiums by about 4 per cent and enhance premium assistance	January 1, 2014	23	95
Forest Act
• Enhance forest revenue audit program compliance	Royal Assent	*	*
Tobacco Tax Act
• Increase tobacco tax rates	October 1, 2013	17	34
Home Owner Grant Act
• Increase Home Owner Grant phase-out threshold	2013 tax year	*	*
• Allow Home Owner Grant benefit for certain homeowners who claimed the grant incorrectly	2011 tax year	*	*
School Act
• Set provincial residential school property tax rates	2013 tax year	*	*
• Set provincial non-residential school property tax rates	2013 tax year	*	*
• Phase-out effect of school property tax credit for light industry property class	2013 tax year	32	55
Taxation (Rural Area) Act
• Set provincial rural area property tax rates	2013 tax year	*	*
Land Tax Deferment Act
• Expand deferment program for families with children	Royal Assent**	*	*
• Amend deferment programs to allow partial disposal of property	Royal Assent	*	*
Property Transfer Tax Act
• Expand exemption for the transfer of a family farm from a deceased’s estate	Royal Assent	*	*
Hydro and Power Authority Act
• Authorize payments by BC Hydro to taxing Treaty First Nations	Royal Assent	*	*
Total		327	585

* Denotes measures that have no material impact on taxpayers.

** Later of March 19, 2013 and Royal Assent.

Tax Measures — Supplementary Information

For more details on tax changes see:

www.gov.bc.ca/budgettaxchanges

Income Tax Act

New Top Personal Income Tax Bracket Introduced

A new top personal income tax bracket is introduced for the 2014 and 2015 tax years only. The income threshold for the new top bracket will be set at $150,000 in 2014. Taxable income exceeding $150,000 will be subject to a provincial personal income tax rate of 16.80 per cent. This will increase the rate of tax from 14.70 per cent to 16.80 per cent on taxable income over $150,000.

This two-year temporary measure will expire December 31, 2015.

Budget and Fiscal Plan – 2013/14 to 2015/16

Tax Measures

General Corporate Income Tax Rate Increased

The increase to the general corporate income tax rate to 11 per cent from 10 per cent that was announced as a provisional measure in Budget 2012 to be effective April 1, 2014 is accelerated. The new effective date of the 11 per cent rate is April 1, 2013.

Medicare Protection Act

Medical Services Plan Premiums Increased and Premium Assistance Enhanced

Medical Services Plan premiums are increased effective January 1, 2014 to help fund health care for British Columbians.

Maximum monthly premium rates will increase by about 4 per cent or $2.75 per month to a total of $69.25 for single persons, by $5.00 per month to a total of $125.50 for two person families and by $5.50 per month to a total of $138.50 for families of three or more persons.

Also effective January 1, 2014, premium assistance is enhanced to ensure those receiving assistance will not be affected by the increase. Details will be available later in 2013.

Forest Act

Forest Revenue Audit Program Compliance Enhanced

Effective on Royal Assent, the Act is amended to authorize the commissioner to assess a penalty for failure to comply with information and records requests and to authorize the Supreme Court of British Columbia to grant an order to enforce compliance with such requests.

Tobacco Tax Act

Tobacco Tax Rates Increased

In Budget 2012 government announced that, with the elimination of the HST, it would adjust the tobacco tax rates to generally keep the overall tax on tobacco and tobacco prices constant. As a result, effective April 1, 2013 the tax rate on cigarettes is increased from $37.00 to $42.60 per carton of 200 cigarettes, the tax rate on fine-cut tobacco is increased from 18.5 cents per gram to 21.3 cents per gram, and the tax rate on cigars is increased from 77 per cent of the sale price to 90.5 per cent of the sale price. The maximum tax imposed on cigars is also increased from $6 per cigar to $7 per cigar.

Budget 2013 provides for a further tax rate increase. Effective October 1, 2013, the tax rate on cigarettes is increased from $42.60 to $44.60 per carton of 200 cigarettes, and the tax rate on fine-cut tobacco is increased from 21.3 to 22.3 cents per gram.

Budget and Fiscal Plan – 2013/14 to 2015/16

Tax Measures

Home Owner Grant Act

Threshold for Home Owner Grant Phase-out Increased

As announced on January 2, 2013, the threshold for the phase-out of the home owner grant is increased from $1,285,000 to $1,295,000 for the 2013 tax year. This increase ensures that at least 95 per cent of homeowners are eligible for the full grant, consistent with longstanding government policy.

For properties valued above the threshold of $1,295,000, the grant is reduced by $5 for every $1,000 of assessed value in excess of the threshold.

Home Owner Grant Benefit Allowed for Certain Homeowners Who Claimed the Grant Incorrectly

The Home Owner Grant Program allows qualifying homeowners to apply for a grant on property that is their principal residence. If the grant is approved and the grant administrator subsequently determines the property was not the homeowner’s principal residence, the homeowner is disentitled from the grant.

Effective January 2011, the Home Owner Grant Program is amended to provide relief to homeowners who have been disentitled from the grant because they incorrectly applied for a grant on a second residential property rather than on their principal residence.

School Act

Provincial Residential School Property Tax Rates Set

The longstanding rate setting policy is that average residential school property taxes, before application of the Home Owner Grant, increase by the previous year’s provincial inflation rate. This rate setting policy has been in place since 2003 and will continue in 2013. The rates will be set when revised assessment roll data are available in the spring.

Provincial Non-Residential School Property Tax Rates Set

A single province-wide school tax rate is set for each of the non-residential property classes. Consistent with longstanding policy, the rates for 2013, except the rate for the industrial property classes, will be set so that non-residential school tax revenue will increase by inflation plus new construction. This general approach to setting non-residential school tax rates has been in place since 2005. The rates will be set when revised assessment roll data are available in the spring.

The exceptions to the general rate setting policy are the industrial property classes. The major industry class tax rate will be set to be the same rate as the business class tax rate, consistent with the policy announced in Budget 2008. The light industry class tax rate will be set as discussed below.

Budget and Fiscal Plan – 2013/14 to 2015/16

Tax Measures

School Property Tax Credit for Light Industry Phased-out

The province currently offers a school property tax credit that reduces school taxes payable on class 4 (major industry) and class 5 (light industry) properties by 60 per cent.

Starting in 2013, the value of the credit for class 5 will be phased-out over two years. Examples of class 5 properties include sand and gravel operations, oil and gas production pipelines, textile and knitting mills, wineries and printing and publishing facilities.

For 2013, this will be achieved through the setting of the class 5 school tax rate. The class 5 rate will provisionally be determined according to the general rate setting policy for provincial non-residential school property tax rates set out above. The final rate for 2013 will be set such that the benefit of the school property tax credit for class 5 will be halved.

The benefit of the credit for class 5 will be eliminated for the 2014 taxation year.

Taxation (Rural Area) Act

Provincial Rural Area Property Tax Rates Set

A single rural area residential property tax rate applies province-wide. The longstanding rate setting policy that average residential rural property taxes increase by the previous year’s provincial inflation rate will continue for 2013.

Consistent with longstanding policy, non-residential rural area property tax rates will be set so that total non-residential rural area tax revenue will increase by inflation plus new construction. The rates will be set when revised assessment roll data are available in the spring.

Land Tax Deferment Act

Deferment Program for Families with Children Expanded

Currently the Property Tax Deferment Program for Families with Children allows eligible homeowners who financially support a child under age 18 to defer their property taxes.

Effective on the later of March 19, 2013 and Royal Assent, the program is expanded to allow an eligible homeowner who financially supports a child aged 18 or over to defer taxes if the child is enrolled in an educational institution or is disabled. Under the expanded program, the child must either be the child or step child of the homeowner, or be a child who qualifies a homeowner to defer if that homeowner already defers under the current Families with Children program.

To be eligible, a homeowner must financially support the child, meet the basic eligibility criteria for the program, and have at least 15 per cent equity in the home. Simple interest is charged on deferred taxes at the prime rate.

Deferment Programs Amended to Allow Partial Disposal of Property

Under the property tax deferment programs, eligible homeowners can defer property taxes until the home is sold, transferred to a new owner or becomes part of an estate,

Budget and Fiscal Plan – 2013/14 to 2015/16

Tax Measures

if they meet a minimum equity requirement. Currently, the agreement ends and repayment of deferred taxes is required if a homeowner disposes of any part of the property, regardless of size.

Effective on Royal Assent, the Act is amended to allow the deferment agreement to continue when the homeowner disposes of a portion of the property if the homeowner:

•                  continues to own the portion of the property on which the principal residence is located;

•                  continues to meet the minimum equity requirements of the program in respect of the portion of the property on which the principal residence is located; and

•                  retains no interest in the disposed property.

Property Transfer Tax Act

Exemption for the Transfer of a Family Farm from a Deceased’s Estate Expanded

The transfer of a deceased person’s family farm currently qualifies for exemption from property transfer tax if the deceased owned, used, and was farming the land immediately before death.

Effective on Royal Assent, the Act is amended to expand the exemption to include a family farm owned by the deceased that was, immediately before the deceased’s death, used and farmed by one or more of the deceased, the deceased’s family members, or a family farm corporation.

Hydro and Power Authority Act

Payments by BC Hydro to Taxing Treaty First Nations Authorized

As a Crown corporation, BC Hydro is exempt from most property taxation.

However, BC Hydro pays grants-in-lieu of property tax to local governments and to the province and, through its Community Development Fund, makes payments to non-Treaty First Nations. Unlike local governments and non-Treaty First Nations, taxing Treaty First Nations do not currently receive grants or payments from BC Hydro.

Effective on Royal Assent, the Act is amended to authorize BC Hydro to pay grants to taxing Treaty First Nations.

Budget and Fiscal Plan – 2013/14 to 2015/16

Tax Measures

Carbon Tax Review

Government introduced the carbon tax to help reach its goal of reducing BC’s greenhouse gas emissions by at least 33 per cent below 2007 levels by 2020.

The carbon tax was implemented on July 1, 2008, with tax rates for each fuel equal to $10 per tonne of carbon dioxide equivalent (CO2e) emissions. The rates were increased by $5 per tonne annually until reaching $30 per tonne of CO2e on July 1, 2012.

With the final scheduled increase taking place in July 2012, and no further rate increases or policy changes planned, government decided in early 2012 that it was an appropriate time to consider the impact of the carbon tax on British Columbia.

It was announced in Budget 2012 that the carbon tax would be reviewed as part of the Budget 2013 process. The review was to cover all aspects of the carbon tax, including revenue neutrality, and consider the impact of the carbon tax on the competitiveness of BC businesses, particularly those in the agricultural sector.

British Columbians were invited to make written submissions to be considered as part of the review.

Public Input

More than 2,200 British Columbians — over 2,000 individuals and about 110 businesses, industry associations, environmental organizations, local governments and other stakeholder groups, organizations, associations and entities — made submissions to the Minister of Finance as part of the carbon tax review.

Many British Columbians support the carbon tax and would like to see government continue to increase the rate and expand the tax base to include industrial process emissions.

Others, including a number of BC businesses and industry associations, expressed concern about the impact the tax is having on their competitiveness and requested tax relief or other concessions. Some requested that the tax be reduced or eliminated entirely.

There are also a variety of views about revenue neutrality, with some strongly supportive and others wanting carbon tax revenues used for environmental programs and initiatives.

Interjurisdictional Context

Carbon pricing regimes around the world vary with regard to which fuels, industries, and energy uses are covered. Some jurisdictions take a very broad approach and capture both households and industry, while others take a more targeted approach, capturing only larger industrial emitters.

Carbon pricing systems often include some form of relief for energy intensive and trade exposed industries to protect domestic industries, although which industries are considered energy intensive and trade exposed differs by jurisdiction.

Carbon pricing relief can apply broadly or be targeted to specific sectors, and can take a variety of forms, including broad-based carbon tax revenue recycling, exemptions or reduced rates, and various forms of conditional relief.

When British Columbia’s carbon tax was introduced in 2008, greenhouse gas mitigation was a key public policy concern around the world. It was expected that other jurisdictions would implement similar carbon pricing policies and work with BC on cooperative solutions such as a North American cap and trade system, and it was intended that the carbon tax be integrated with other measures as they were implemented.

While a number of jurisdictions have expressed interest in carbon taxes or other forms of

Budget and Fiscal Plan – 2013/14 to 2015/16

Tax Measures

carbon pricing since that time, carbon pricing remains most common in Europe.

Some jurisdictions in Canada and the United States have smaller, targeted carbon pricing mechanisms, and Quebec and California have cap and trade systems. However, almost five years after its implementation, British Columbia’s carbon tax remains the only one of its kind in North America and a national or North American broad-based carbon pricing strategy does not appear likely to proceed in the near future.

Competitiveness / Economic Impact

The general findings of economic research on the effect of greenhouse gas mitigation on economic output are that mitigating greenhouse gas emissions will have a small negative impact on the level and growth of economic output, and that macroeconomic costs can be reduced if mitigation measures are phased in gradually.

Economic analysis conducted for the carbon tax review indicates that BC’s carbon tax has had, and will continue to have, a small negative impact on gross domestic product (GDP) in the province. Increasing the carbon tax beyond the current $30 per tonne would have a stronger negative effect on economic growth.

Analysis indicates that, as expected, the economic impact of British Columbia’s carbon tax varies by industry and some industries are more impacted than others. Industries with high emissions intensities, such as cement production, petroleum refining, oil and gas extraction and some other manufacturing subsectors, are most impacted. Other industries are less impacted.

Outcomes / Decisions

Carbon Tax Rates and Carbon Tax Base

Carbon tax rates will not be increased. They will be maintained at $30 per tonne of CO2e. The carbon tax base will not be expanded or broadened to include industrial process or other non-combustion emissions.

While the carbon tax at current rates does not appear to have a significant impact on BC’s overall economic performance, a number of sectors have expressed concerns about the impact of the carbon tax on their competitiveness. Increasing the carbon tax rates or expanding the base to include industrial process emissions would increase costs for BC businesses and increase competitiveness concerns.

Climate change is a global issue and addressing it requires coordinated international action. Maintaining the current rates and base will help to ensure BC is not diverging in a substantial way from policies in competing jurisdictions. When other jurisdictions, especially those within North America, introduce similar carbon taxes or carbon pricing, government may again review and consider changes to the carbon tax.

Revenue Neutrality

When the carbon tax was introduced, one of the key principles was that the tax would be revenue neutral — that all carbon tax revenue would be returned to individuals and businesses through reductions in other taxes and not used to fund government programs.

The principle of revenue neutrality will be maintained. Carbon tax revenues will continue to be recycled through tax reductions and not used to fund programs or other initiatives.

Carbon Tax Relief

Government believes that a revenue neutral carbon tax, where tax reductions are applied broadly across individuals and industries, is the best way to protect overall economic growth, while still creating a meaningful incentive to reduce greenhouse gas emissions.

Budget and Fiscal Plan – 2013/14 to 2015/16

Tax Measures

British Columbia will continue to provide relief primarily through broad-based tax reductions for businesses, individuals and families.

Relief must also be considered in the context of the overall tax system, fiscal situation and government spending priorities. Providing additional relief would reduce revenues, which government would have to compensate for either by generating revenue in another way — for example, through increases in the carbon tax rate for other British Columbians or increases in other taxes on businesses, individuals or families — or by reducing spending on government programs and services. The only other alternative would be to increase the deficit, shifting the burden to future generations.

BC continues to be a leader in climate action by having a carbon tax that puts a price on emissions to encourage individuals, businesses and others to use less fossil fuel and reduce emissions. Maintaining the current carbon tax rates, base and structure will help to ensure BC has a balanced approach to climate action.

Agri-food and Agriculture Sector

Agriculture has a unique place in British Columbia and is integral to the social and economic fabric of communities throughout the province.

Providing relief for greenhouse vegetable and floriculture growers also recognizes that, although they are not the only industry with competitiveness challenges, they are distinct from most others in that they need carbon dioxide and purposely produce it because it is essential for plant growth.

Government intends to provide a carbon tax relief grant for commercial greenhouse vegetable and floriculture growers. The grant will be available for the 2013 and future years, and will be set at 80 per cent of the carbon tax paid on specified fuels. Eligibility criteria will be similar to those for the 2012 temporary carbon tax relief grant for commercial greenhouse vegetable and floriculture growers. Further information about the grant, including administrative details, will be made available as soon as possible.

A healthy agri-foods sector is important to BC’s future, and maintaining the affordability and competitiveness of locally produced agricultural products is essential. Providing carbon tax relief to the sector will help to ensure that BC farmers are able to continue providing British Columbians with healthy, nutritious, local food.

Government intends to introduce legislation this fall to provide a carbon tax exemption for farmers for the same coloured motor fuels, and uses, they are currently able to purchase exempt from motor fuel tax. This means that farmers will be exempt from carbon tax on the purchase of coloured motor fuel for use in on-farm equipment such as tractors and fuel used on-highway in eligible farm vehicles.

These measures will provide a combined benefit of about $11 million annually.

Budget and Fiscal Plan – 2013/14 to 2015/16

Tax Measures

Carbon Tax Report and Plan

As required under Part 2 of the Carbon Tax Act, the following tables show the Revenue Neutral Carbon Tax Report for 2011/12 and 2012/13 and the Revenue Neutral Carbon Tax Plan for 2013/14 to 2015/16.

Material Assumptions and Policy Decisions

In the Report and the Plan the estimates and forecasts of carbon tax revenue and the cost of tax reductions to return revenues to taxpayers are consistent with, and have the same material assumptions and policy decisions underlying them, as the revenue estimates and forecasts prepared for Budget 2013. The only material assumption specific to the Revenue Neutral Carbon Tax Report and Plan is that the cost of the revenue reductions due to personal income tax rate cuts increase with increases in personal income tax revenues for each year.

Revenue Neutral Carbon Tax Report

Revenue neutrality means that tax reductions must be provided that fully return the estimated revenue from the carbon tax to taxpayers in each fiscal year. Table 1, Revenue Neutral Carbon Tax Report for 2011/12 and 2012/13, reports the carbon tax revenues and the cost of the tax reductions for the 2011/12 and 2012/13 fiscal years. For the 2011/12 fiscal year, this report is based on the 2011/12 Public Accounts and updates the Report for 2011/12 presented with Budget 2012.

Table 1 Revenue Neutral Carbon Tax Report 2011/12 and 2012/13

		Revised Forecast
	2011/12 (1)	2012/13
	$ millions
Carbon tax revenue (2)	959	1,172
Reduction in provincial revenues due to designated measures (3)
Personal tax measures:
• BC Low Income Climate Action Tax Credit	(184)	(195)
• Reduction of 5% in the first two personal income tax rates	(220)	(235)
• Northern and Rural Homeowner Benefit of $200 (4)	(66)	(67)
• BC Seniors’ Home Renovation Tax Credit	—	(27)
• Children’s Fitness Credit and Children’s Arts Credit	—	(9)
• Small business venture capital tax credit budget increased	—	(3)
• Training Tax Credit extended - Individuals	—	(10)
Total personal tax measures	(470)	(546)
Business tax measures:
• General corporate income tax rate reduced from 12% to 11% effective July 1, 2008, to 10.5% effective January 1, 2010 and to 10% effective January 1, 2011	(381)	(450)
• Small business corporate income tax rate reduced from 4.5% to 3.5% effective July 1, 2008 and to 2.5% effective December 1, 2008	(220)	(261)
• Corporate income tax small business threshold increased from $400,000 to $500,000	—	(20)
• Industrial Property Tax Credit of 60% of school property taxes payable by major industry	(19)	(22)
• Industrial Property Tax Credit for school property taxes payable by light industry	(49)	(46)
• School property taxes reduced by 50% for land classified as “farm” starting in 2011	(2)	(2)
• Interactive digital media tax credit	—	(23)
• Training Tax Credit extended - Businesses	—	(5)
Total business tax measures	(671)	(829)
Total designated revenue measures	(1,141)	(1,375)

(1)	Based on 2011/12 Public Accounts.

(2)

The carbon tax applies to fossil fuels and combustibles at rates based on the CO 2 equivalent emission of each particular fuel starting at $10 per tonne effective July 1, 2008 and increasing by $5 per tonne each July 1 to $30 per tonne on July 1, 2012.

(3)

Designated measures are measures designated to return carbon tax to taxpayers. Designated measures for 2011/12 are set out in the Carbon Tax Plan presented with Budget 2011 and designated measures for 2012/13 are set out in the Carbon Tax Plan presented with Budget 2012.

(4)	Eligible homeowners are those in areas outside the Capital, Greater Vancouver and Fraser Valley regional districts.

Budget and Fiscal Plan – 2013/14 to 2015/16

Tax Measures

Carbon tax revenues for 2011/12 are $959 million. The tax reductions for 2011/12 are those that were designated in the Revenue Neutral Carbon Tax Plan presented with Budget 2011. The personal tax measures are the BC Low Income Climate Action Tax Credit, the five per cent reductions in rates for the first two tax brackets, and the Northern and Rural Homeowner Benefit. The business tax measures are the reductions in the general and small business corporate income tax rates, the industrial school property tax credit and the 50 per cent reduction in school property tax for land classified as “farm”.

The estimated reduction in provincial revenues for 2011/12 as a result of the designated revenue measures is $470 million for the personal tax measures and $671 million for the business tax measures, for a total reduction of $1,141 million. Based on these revenue and tax reduction estimates, revenue neutrality has been met for 2011/12. In fact, the reduction in provincial revenue exceeds the $959 million in carbon tax revenue by $182 million.

Carbon tax revenues for 2012/13 are estimated to be $1,172 million.

The tax reductions shown for the 2012/13 fiscal year are those that were designated in the Revenue Neutral Carbon Tax Plan presented with Budget 2012. The personal tax measures are the BC Low Income Climate Action Tax Credit, the five per cent reductions in rates for the first two tax brackets, the BC Seniors’ Home Renovation Tax Credit, the Children’s Fitness Credit and Children’s Arts Credit, the increase in the small business venture capital tax credit, the extension of the training tax credits for individuals, and the Northern and Rural Homeowner Benefit. The business tax measures are the reductions in each of the general and small business corporate income tax rates, the corporate income tax small business threshold increase from $400,000 to $500,000, the industrial school property tax credit, the interactive digital media tax credit, the extension of the training tax credit for businesses, and the 50 per cent reduction in school property tax for land classified as “farm”.

The estimated reduction in provincial revenues for 2012/13 as a result of the designated revenue measures is $546 million for the personal tax measures and $829 million for the business tax measures, for a total reduction of $1,375 million. Based on these revenue and tax reduction estimates, revenue neutrality has been met for 2012/13. In fact, the reduction in provincial revenue exceeds the $1,172 million in carbon tax revenue by $203 million. The Budget 2014 Revenue Neutral Carbon Tax Report for 2012/13 will be based on actual carbon tax revenues for 2012/13 as reported in the 2012/13 Public Accounts.

Revenue Neutral Carbon Tax Plan

Table 2, the Revenue Neutral Carbon Tax Plan 2013/14 to 2015/16, shows carbon tax revenue and tax reduction cost estimates for the revenue measures designated as those that return the carbon tax revenues to taxpayers for 2013/14 to 2015/16.

Carbon tax revenues are now forecast to be slightly lower than estimated when Budget 2012 was prepared.

The three-year fiscal plan for Budget 2013 assumes that the small business corporate tax rate will be maintained at 2.5 per cent, the general corporate tax rate will increase to 11 per cent on April 1, 2013, and the cost of tax measures with sunset dates continue, for purposes of the plan, beyond their expiry dates. The Carbon Tax Plan presented in Table 2 reflects these assumptions.

In addition to the designated measures in the Carbon Tax Plan presented with Budget 2012, the Carbon Tax Plan for 2013/2014 to 2015/2016 includes the extension and enhancement of the Production Services Tax Credit. This credit was extended in 2009 and enhanced in 2010, as announced in September Update 2009 and Budget 2010, respectively.

Budget and Fiscal Plan – 2013/14 to 2015/16

Tax Measures

As shown in Table 2, revenue from the carbon tax and the cost of the tax reductions are now estimated to be $1,236 million for 2013/14. Carbon tax revenues are now estimated at $1,252 million in 2014/15 and $1,273 million in 2015/16. This means the Carbon Tax Plan is revenue neutral for all years, with the tax cuts in 2014/2015 and 2015/2016 exceeding the carbon tax revenues by $134 million and $218 million, respectively.

Table 2 Revenue Neutral Carbon Tax Plan 2013/14 to 2015/16

	Forecast
	2013/14	2014/15	2015/16
	$ millions
Carbon tax revenue (1)	1,236	1,252	1,273
Designated revenue measures:(2)
Personal tax measures:
• Low income climate action tax credit of $115.50 per adult plus $34.50 per child effective July 1, 2011	(194)	(194)	(194)
• Reduction of 5% in the first two personal income tax rates	(246)	(264)	(277)
• Northern and Rural Homeowner Benefit of up to $200 (3)	(69)	(71)	(73)
• BC Seniors’ Home Renovation Tax Credit	(27)	(27)	(27)
• Children’s Fitness Credit and Children’s Arts Credit	(9)	(9)	(9)
• Small business venture capital tax credit budget increased (2)	(3)	(3)	(3)
• Training Tax Credit extended — Individuals (2)	(20)	(20)	(20)
Total personal tax measures	(568)	(588)	(603)
Business tax measures:
• General corporate income tax rate reduced from 12% to 11% effective July 1, 2008, to 10.5% effective January 1, 2010, to 10% effective January 1, 2011 and increased to 11% effective April 1, 2013	(159)	(195)	(200)
• Small business corporate income tax rate reduced from 4.5% to 3.5% effective July 1, 2008 and to 2.5% effective December 1, 2008	(205)	(220)	(224)
• Corporate income tax small business threshold increased from $400,000 to $500,000	(20)	(21)	(21)
• Industrial Property Tax Credit of 60% of school property taxes payable by major industry	(23)	(23)	(24)
• Industrial Property Tax Credit for school property taxes payable by light industry partially phased out effective January 1, 2013 and eliminated effective January 1, 2014	(20)	—	—
• School property taxes reduced by 50% for land classified as “farm”	(2)	(2)	(2)
• Interactive digital media tax credit (2)	(35)	(35)	(35)
• Training Tax Credit extended — Businesses (2)	(11)	(11)	(11)
• Scientific Research and Experimental Development Tax Credit (2)	—	(98)	(178)
• Film Incentive BC tax credit extended in 2009 and enhanced in 2010	(70)	(70)	(70)
• Production Services Tax Credit extended in 2009 and enhanced in 2010 (4)	(123)	(123)	(123)
Total business tax measures	(668)	(798)	(888)
Total revenue measures	(1,236)	(1,386)	(1,491)

(1)	The carbon tax applies to fossil fuels and combustibles at rates based on the CO2 equivalent emission of each particular fuel at $30 per tonne.

(2)	The Plan assumes that the cost of tax measures with sunset dates continue beyond their expiry dates.

(3)	Eligible homeowners are those in areas outside the Capital, Greater Vancouver and Fraser Valley regional districts.

(4)

The total cost of the extension and enhancement to the Production Services Tax Credit is about $225 million in 2013/14, $281 million in 2014/15 and $291 million in 2015/16. In the table, only a portion of the cost of is shown.

Budget and Fiscal Plan – 2013/14 to 2015/16

Tax Measures

Tobacco Control Strategy and Taxation in BC

The Impact of Tobacco on British Columbians

British Columbia boasts the lowest smoking rate in the country with 14.2 per cent of the population smoking as of 2011, down from 20 per cent in 1999. By comparison, as of 2011 smoking rates in Alberta, Saskatchewan and Manitoba were 17.7 per cent, 19.2 per cent and 18.7 per cent, respectively. Nevertheless, tobacco-related illness remains the leading cause of preventable death in British Columbia, with over 6,000 deaths related to smoking each year. Smoking kills more people in BC than all other drugs, alcohol, motor vehicle accidents, violence and HIV/AIDs combined.

Tobacco use also carries a significant economic cost to the province. For example, the Canadian Center for Substance Abuse has estimated that the effects of smoking reduce the province’s annual GDP by more than $2 billion annually, or more than $500 per British Columbian. These costs come in the form of lowered productivity, higher number of sick days taken, and the strains smoking places on the provincial health care system. It is estimated that smoking related health care costs alone total approximately $600 million annually.

Tobacco Control Strategy

Strong evidence suggests that the best method to reduce smoking rates is a consistent, comprehensive approach to tobacco control. British Columbia’s tobacco control strategy aims to reduce the negative effects of smoking through a three pronged strategy:

1. Prevent youth and young adults from starting to smoke

The province takes many steps to prevent young individuals from taking up smoking. The Tobacco Control Act prohibits the sale of tobacco to anyone under 19 years of age, bans tobacco displays and promotions where youth have access and restricts all tobacco use in all public and private schools at all times.

In addition, the province levies penalties on retailers who are caught selling tobacco to youth.

•                  Retailers can be fined $575 if they sell tobacco to a person under 19 years of age.

•                  For more serious cases, retailers who sell tobacco to persons under 19 may be referred to an administrative hearing where the first violation for selling to a minor can carry a penalty of up to $1,000 and retailers can have their ability to sell tobacco rescinded for up to 30 days. After a third violation, a fine of up to $5,000 can be levied with a ban on sales of up to three months. BC is the only jurisdiction in Canada to have administrative hearings for such violations.

A study published in the International Journal of Environmental Research and Public Health in 2011 showed that individuals, particularly youth and young adults, are very sensitive to tobacco prices. As such, maintaining a high price for tobacco products through taxation is also an important component of preventing youth from starting to smoke.

2. Help people quit smoking

There are a significant number of programs in the province to help British Columbians stop smoking.

Since September 2011, the province has provided a cessation program whereby smokers can either receive a free 12 weeks per calendar year supply of nicotine gum or patches or free prescription medication through Fair Pharmacare. Between the time the program started in September 2011 and December 31, 2012, there have been over 166,000 orders for products through BC’s Smoking Cessation Program and more than

Budget and Fiscal Plan – 2013/14 to 2015/16

Tax Measures

45,000 people have obtained a prescription for smoking cessation drugs outside the program.

The BC Ministry of Health also provides a grant for QuitNow Services offered by the BC Lung Association (www.quitnow.ca or by dialing 811). QuitNow offers free, 24 hour per day telephone, web and text support to help smokers quit.

3. Protect people from exposure to second hand smoke

The province has implemented a number of measures to help mitigate the impacts of second hand smoke, including:

•                  Bans on smoking in indoor public and work spaces and near most public/ workplace doors, open windows and air intakes.

•                  Support for municipal and regional tobacco control bylaws, including smoking restrictions in outdoor areas.

•                  Bans on smoking in cars with children up to 16 years old (subject to a fine of $109).

Federal Initiatives

In addition to the province’s initiatives, the federal government has implemented regulations as part of their tobacco control strategy. The most significant component of the federal strategy is the tobacco products labeling regulation, which requires health-related labels to be displayed on cigarette and little cigar packages.

The regulations require 75 per cent of the front and back of packages to be covered with health warning labels and health information messages. The regulation also requires the package to include a toll-free number and web address to provide tobacco users with information about the availability of programs to help them quit. BC residents who call this number are redirected to the QuitNow Services offered by the BC Lung Association.

Tobacco Tax Increases

Increases Previously Announced

When the PST is re-implemented on April 1, 2013, tobacco will no longer be subject to the 7 per cent provincial portion of the HST so, without any changes, the tax burden on tobacco products would fall by 7 per cent, and the price by a similar amount. Consistent with the province’s comprehensive approach to tobacco control, and as announced in Budget 2012, the tobacco tax rates will therefore be increased to ensure that the overall tax and price of tobacco remains generally constant. As a result, effective April 1, 2013 the tax rates imposed on tobacco products will increase from:

•                  $37.00 to $42.60 per carton of cigarettes (equivalent to an increase from 18.5 cents to 21.3 cents per cigarette).

•                  18.5 cents to 21.3 cents per gram of fine-cut tobacco.

•                  77 per cent of the sale price to 90.5 per cent of the sale price for cigars. The maximum tax applied to cigars is also increasing from $6 to $7 per cigar.

Further Tobacco Tax Rate Increases

To further support the province’s Tobacco Control Strategy, effective October 1, 2013, tobacco tax rates will increase by $2 per carton to $44.60 per carton of cigarettes (22.3 cents per cigarette) and by 1 cent to 22.3 cents per gram of fine-cut tobacco.

Benefits of Quitting

When British Columbians stop smoking everybody wins: the person who quits; their family; and government. Smoking not only places financial burdens on society, it also imposes financial costs on smokers. For example, a person who smokes a package per day will save about $3,600 per year on cigarettes, of which $2,471 is provincial and federal tax, if he or she quits.

Budget and Fiscal Plan – 2013/14 to 2015/16

Tax Measures

In addition, a recent study out of the University of Toronto shows that smoking costs an individual an average of 10 years in life expectancy, but that an individual who quits smoking before the age of 40 will recover almost all of that lost decade.

Government also saves when British Columbians stop smoking because the savings from reduced health care costs and improved labour productivity far outweigh forgone tobacco tax revenue.

Quitting smoking improves the health and quality of life of those who quit and provides broad benefits to the province as a whole. Smokers are therefore strongly encouraged to take advantage of the BC Smoking Cessation Program, or one of the many other programs available throughout the province, to help them stop smoking.

Budget and Fiscal Plan – 2013/14 to 2015/16

Tax Measures

Re-implementation of the Provincial Sales Tax

Provincial Sales Tax

During the summer of 2011, British Columbians had the opportunity to participate in a province-wide referendum on the harmonized sales tax (HST) and voted in favour of eliminating the HST and returning to the provincial sales tax (PST) plus federal goods and services tax (GST) system.

The Provincial Sales Tax Act received Royal Assent on May 31, 2012 and the Provincial Sales Tax Transitional Provisions and Amendments Act, 2013 has been introduced in the Legislature. Subject to the approval of the Legislature, the PST, as amended, will be re-implemented on April 1, 2013.

The PST, like the previous PST, will be a retail sales tax that applies when a taxable good or service is acquired for personal or business use, unless a specific exemption applies.

The PST will generally apply to the same goods and services that were subject to PST prior to the implementation of the HST, with all permanent exemptions.

The government is providing a wide range of tools and services to help businesses understand how the PST works and how to register using the new eTaxBC e-service option. Online registration has been available since January 2, 2013.

Tools and services available to help businesses prepare for the re-implementation of the PST include:

•                  Letters sent to over 160,000 businesses.

•                  One-on-one consultations with a government tax specialist.

•                  Online webinars and videos.

•                  In-person seminars throughout the province.

•                  More than a dozen bulletins, notices and other publications that provide plain-language guidance on the application of the PST and related exemptions, including transitional rules for transactions that straddle April 1, 2013.

•                  Toll-free help line – 1 877 388-4440.

•                  Email questions to CTBTaxQuestions@gov.bc.ca

More information about these tools and services and the re-implementation of the PST is available online at: www.gov.bc.ca/PST.

New Housing Transition Tax and Rebate

Transitional rules for new housing were announced on February 17, 2012. The New Housing Transition Tax and Rebate Act received Royal Assent on May 31, 2012 and was brought into force on December 1, 2012.

The transitional rules for new housing provide certainty for purchasers and the residential construction industry about the application of tax during the transition from the HST to the PST. The temporary transition measures for new housing help to ensure that purchasers are treated equitably.

Background

Under the previous PST/GST system, purchasers of new homes did not pay PST on the purchase price of the home. However, builders paid PST on most construction materials (e.g. wood, cement, plaster, nails) used to build the home. The PST was part of the cost of building the home and was embedded in the price of the home. The embedded PST in new homes in BC was estimated, on average, to be equal to about two per cent of the price of the home. Under the HST there is no tax embedded in the price of newly constructed housing because builders, like most other businesses, can recover the HST they pay on their materials and other business inputs through input tax credits. However, the HST applies directly to purchases of new homes.

Budget and Fiscal Plan – 2013/14 to 2015/16

Tax Measures

BC provides an HST rebate for new housing purchased as a primary residence to reduce the net provincial tax payable to two per cent of the new home price for eligible purchasers of new homes up to a threshold price ($525,000 prior to April 1, 2012 and $850,000 on or after April 1, 2012). This is the same amount of provincial tax that, on average, was embedded in the price of a new home under the PST system.

Temporary New Housing Transition Measures

The temporary housing transition measures are designed to help ensure that the amount of tax payable in respect of a new home during the transition, regardless of when construction begins, is comparable to the amount of tax payable in respect of a home fully constructed under the PST.

Without transition measures, there would be no tax payable in respect of certain purchases of new housing. For example, where a new home is constructed under the HST and sold after the PST is re-implemented, there would be no direct or embedded tax in the new home – no embedded tax because the builder is able to recover all the HST paid on materials through input tax credits, and no direct provincial tax because neither the provincial portion of the HST nor PST would be payable on the purchase (only GST).

This would be unfair to other purchasers of new housing, who, on average, pay at least two per cent provincial tax in respect of their new home, either directly as the provincial portion of the HST or indirectly because PST is embedded in the purchase price.

British Columbia Transition Tax

To provide equitable treatment among purchasers of new homes, and mitigate the loss of provincial revenue, a BC transition tax of two per cent will apply to purchases of new housing (i.e. newly constructed or substantially renovated housing) that is not subject to HST and where construction was completed, or partially completed (at least 10 per cent complete) prior to PST reimplementation (April 1, 2013).

The BC transition tax will also apply in certain situations where there has been a deemed sale of new housing on or after April 1, 2013.

British Columbia Transition Rebate

To help ensure there is no double taxation, builders of newly constructed housing that is subject to the BC transition tax may be able to claim a transition rebate if PST is paid on substantially all construction materials incorporated into the new housing after April 1, 2013.

Information Requirements

Builders are required to provide information to their purchasers that will allow purchasers and builders to have a shared understanding of the taxes and rebates that apply to the housing during the changing tax regime.

Builders are required to provide this information to purchasers in contracts signed on or after December 1, 2012 and before April 1, 2015. For contracts signed earlier, i.e. between February 17, 2012 and December 1, 2012, builders were generally required to provide this information to purchasers in a separate document by January 2, 2013.

Builders must also provide tax-related information to purchasers at the time the BC transition tax is due on the sale.

For additional information on the builder information requirements please contact the Canada Revenue Agency at 1-800-959-5525 or refer to the following Info Sheet:

http://www.cra-arc.gc.ca/E/pub/gi/gi-132/

Budget and Fiscal Plan – 2013/14 to 2015/16

Tax Measures

Duration and Administration

The new housing transition tax and rebate will be in place for two years, from April 1, 2013 until March 31, 2015, and will be administered by the Canada Revenue Agency on behalf of the Province.

Additional Information

Generally, HST will continue to apply to sales of new housing where either ownership or possession transfers to the purchaser before April 1, 2013. It will also continue to apply to deemed sales of new housing made before April 1, 2013.

Previously occupied (i.e. used/resale) housing, was not subject to PST or HST and will not be subject to the transitional housing measures.

For additional information please contact the Canada Revenue Agency at 1-800-959-5525 or see the Canada Revenue Agency website:

http://www.cra-arc.gc.ca/E/pub/gi/notice276/ README.html

Elimination of the HST

For information about the elimination of the HST in British Columbia, including the transitional rules for the elimination of the HST in British Columbia, please contact the Canada Revenue Agency at 1-800-959-5525 (English) and 1-800-959-7775 (French) or see the Canada Revenue Agency website www.cra-arc.gc.ca.

Budget and Fiscal Plan – 2013/14 to 2015/16

Part 3: BRITISH COLUMBIA ECONOMIC REVIEW AND OUTLOOK (1)

Summary

Following an estimated increase of 1.9 per cent in 2012, the Ministry of Finance forecasts British Columbia’s economy to grow by 1.6 per cent in 2013, 2.2 per cent in 2014 and 2.5 per cent per year in the medium-term.

The Ministry’s outlook for BC’s real GDP growth in 2013 is 0.5 percentage points lower than the outlook provided by the Economic Forecast Council. For 2014, the Ministry’s forecast is 0.3 percentage points below the Council’s projection. This level of prudence acknowledges the significant downside risks to forecasts for both years.

Chart 3.1 British Columbia’s economic outlook

These downside risks, largely due to ongoing uncertainty around global economic activity, include:

•                  renewed weakness or a return to recession in the US economy (characterized by weaker consumer spending; further deleveraging causing slower investment; a slow recovery in the job and housing markets; and further fiscal restraint by federal, state and local governments);

•                  the ongoing European sovereign debt crisis threatening the stability of global financial markets;

•                  slower than anticipated economic activity in Asia, resulting in weaker demand for BC’s exports;

•                  exchange rate volatility; and

•                  further weakening of the US dollar resulting in significant disruptions to global financial and commodity markets.

(1) Reflects information available as of February 8, 2013, unless otherwise indicated.

Budget and Fiscal Plan – 2013/14 to 2015/16

British Columbia Economic Review and Outlook

British Columbia Economic Activity and Outlook

The performance of key BC economic indicators in recent quarters is presented in Table 3.1.

Table 3.1 British Columbia Economic Indicators

	Third Quarter	Fourth Quarter	Annual
	Jul. to Sep. 2012	Oct. to Dec. 2012	Jan. to Dec. 2012
Data seasonally adjusted unless	change from	change from	change from
otherwise noted	Apr. to Jun. 2012	Jul. to Sep. 2012	Jan. to Dec. 2011
		Per cent change
Employment	0.0	-0.2	1.7	*
Manufacturing shipments(1)	1.4	1.8	1.5
Exports	-0.5	1.0	-3.0	*
Retail sales(1)	-0.7	0.0	2.4
Housing starts	-2.8	-14.0	4.0	*
Non-residential building permits	9.4	-26.5	29.4	*

* annual non-seasonally adjusted data

(1) data to November

Most indicators of BC’s economic performance in 2012 show improvement in provincial economic activity compared to the same period in 2011. However, Table 3.1 reveals slowing activity in several key sectors of the provincial economy during recent quarters.

The labour market

The pace of BC’s employment growth improved in 2012, after an annual gain of just 0.8 per cent (or 18,200 jobs) in 2011. In 2012, employment grew by 1.7 per cent (or 37,800 jobs), as a gain of 49,200 full-time jobs offset a decline of 11,300 part-time jobs. Significant improvement was observed in manufacturing (+15,300 jobs), healthcare and social assistance (+13,200 jobs) and educational services (+10,200 jobs). These increases helped to offset job losses in construction (-11,700 jobs), accommodation and food services (-10,200 jobs) and professional, scientific and technical services (-9,100 jobs). The provincial unemployment rate averaged 6.7 per cent in 2012, down from an annual figure of 7.5 per cent in 2011.

BC employment fell by 15,900 jobs in January 2013 compared to the previous month, while the monthly unemployment rate dropped to 6.3 per cent from 6.4 per cent in December 2012.

Chart 3.2 BC employment improves in 2012

Budget and Fiscal Plan – 2013/14 to 2015/16

British Columbia Economic Review and Outlook

Outlook

The Ministry forecasts employment in BC to increase by 1.1 per cent in 2013, or approximately 26,000 jobs. The pace of employment growth is expected to pick up slightly in 2014, with a projected gain of 1.3 per cent, or 30,000 jobs. In the medium-term, employment is forecast to rise by 1.5 per cent each year from 2015 to 2017. The province’s unemployment rate is expected to reach 7.0 per cent in 2013, after averaging 6.7 per cent in 2012. The rate is forecast to hold steady at 7.0 per cent in 2014, and then drop slightly to 6.9 per cent per year over the medium-term.

Consumer spending and housing

Retail sales advanced 2.4 per cent year-to-date to November 2012, due to substantial increases in sales of clothing and accessories as well as autos. Although sales activity has been positive in 2012 compared to the same period in 2011, retail sales posted small quarter-over-quarter contractions in both the April to June and July to September periods of last year, followed by no growth so far in the final quarter.

Chart 3.3 BC retail sales slow in recent months

After a small contraction in 2011, BC housing starts improved by 4.0 per cent in 2012 with an average of 27,465 units on the year. However, home construction has been notably weak in the latter half of 2012, with starts posting declines of 2.8 per cent in the July to September quarter and 14.0 per cent in the October to December quarter. Housing starts in BC averaged 23,600 annualized units in January 2013, a 7.5 per cent gain from December 2012.

Residential building permits (a precursor of new housing activity) improved by 9.4 per cent in 2012 over the previous year, but have posted quarterly contractions in the final two quarters of the year. This suggests further weakening in BC homebuilding going into 2013.

After climbing by 2.8 per cent in 2011, the number of BC home sales dropped substantially in 2012, with considerable weakness observed in the year’s latter months. Home sales fell by 11.8 per cent in 2012, with significant quarter-over-quarter declines

Budget and Fiscal Plan – 2013/14 to 2015/16

British Columbia Economic Review and Outlook

Chart 3.4 BC housing starts weaken in final months of 2012

in all four quarters of the year. The average home sale price also fell last year to reach approximately $514,800—a drop of 8.3 per cent from the $561,300 average sale price in 2011. The moderation in prices among BC homes comes after a hefty annual average price increase of 11.1 per cent in 2011 (with the price jump partly due to a small number of very expensive home sales in upscale areas of Vancouver). Stricter mortgage rules introduced by the federal government in July 2012 have likely added some downward pressure to housing activity in the province.

The value of total non-residential building permits rose 29.4 per cent in 2012 relative to 2011. Sizeable gains were observed in all categories of permits, including industrial (+145.9 per cent), commercial (+17.2 per cent) and institutional and government (+7.5 per cent). In recent quarters, the value of total non-residential permits dropped 26.5 per cent in the October to December quarter of 2012 following an increase of 9.4 per cent in the July to September quarter.

Outlook

The Ministry forecasts real consumption of goods and services to increase by 2.5 per cent in 2013, following an estimated gain of 2.6 per cent in 2012. A 2.8 per cent increase in real consumer spending is projected for 2014, and then an average annual gain of 2.8 per cent growth is expected over the medium-term. Steady consumer spending is a critical component to a sustained economic recovery in BC going forward.

Following last year’s 2.7 per cent estimated growth in BC retail sales, a gain of 3.5 per cent is forecast for 2013. Retail sales are expected to subsequently grow by 4.0 per cent per year from 2014 to 2017.

BC’s housing starts are projected to remain lower than the elevated levels observed during the pre-recession boom. The Ministry forecasts housing starts to total approximately 24,700 units in 2013 — a decrease of 10.3 per cent from about 27,500 starts observed in 2012. Starts are expected to climb slightly in 2014, reaching around 24,900 units, and to average about 27,600 units per year from 2015 to 2017.

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Business and government

Real business investment is estimated to have grown by 4.6 per cent in 2012, with steady increases in all major components—residential, non-residential and machinery and equipment.

Total real dollar expenditures by federal, provincial and municipal governments are estimated to have grown by 2.6 per cent in 2012, following an increase of 1.9 per cent in 2011.

Outlook

Real business investment is projected to rise by 4.0 per cent in 2013, supported by further steady gains in the residential and machinery and equipment categories, as well as a modest gain in the non-residential category. Growth in total business investment of 3.4 per cent is anticipated in 2014, followed by an annual gain of about 3.9 per cent in the medium-term.

The Ministry expects corporate pre-tax profits to rise by 4.2 per cent in 2013, following an estimated increase of 1.7 per cent in 2012. Growth in corporate profits is forecast to be 5.8 per cent in 2014 and to average 6.4 per cent per year in the medium-term.

Combined real spending by the three levels of government (federal, provincial and municipal) on goods and services is projected to fall by 0.9 per cent in 2013, followed by a small gain of 0.3 per cent in 2014. Government spending is then projected to grow by about 0.7 per cent annually from 2015 to 2017.

External trade and commodity markets

Confronted with slowing global demand and declines in some key commodity prices, the value of BC’s merchandise exports fell by 3.0 per cent in 2012 compared to 2011. Considerable declines occurred in exports of energy products (-17.4 per cent) and metal and non-metallic mineral products (-10.1 per cent). Weakness in energy exports last year was largely due to declines in the values of coal exports (-20.5 per cent) and natural gas exports (-17.5 per cent). These losses offset export gains in such sectors as farm, fishing and intermediate food products (+15.8 per cent), industrial machinery, equipment and parts (+15.1 per cent) and metal ores and non-metallic minerals (+10.4 per cent).

Shipments of manufactured goods from BC were modest through the first eleven months of 2012, up 1.5 per cent compared to the same period the prior year. Notable gains were recorded in shipments of transportation equipment (+27.1 per cent), machinery (+7.5 per cent) and wood products (+6.2 per cent), which worked to offset losses in sectors such as paper (-11.7 per cent) and primary metals (-5.9 per cent).

Although prices for most commodities have recovered since falling sharply in the 2008/09 recession, they are expected to remain volatile in the near-term due to ongoing global economic uncertainty (and the potential for further slowing of the Chinese economy).

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Chart 3.5 BC exports down in 2012

With demand from the US housing market improving, the price of lumber rose substantially in 2012 compared to 2011, with Western spruce-pine-fir (SPF) 2x4 prices averaging $300 US/000 board feet (a gain of 18.1 per cent). Monthly prices increased steadily through the year, beginning at $254 US/000 board feet in January, and finished the year at $368 US/000 board feet in December.

After reaching a record high in 2011, the price of pulp softened in 2012. The annual pulp price averaged $813 US per tonne last year—a decrease of 15.3 per cent from 2011.

The price of oil fluctuated during 2012, with the daily West Texas Intermediate oil price reaching $109.39 US/barrel in February and falling as low as $77.72 US/barrel in June. However, the annual average daily oil price in 2012, $94.05 US/barrel, changed very little from the $94.88 US/barrel observed in 2011. Meanwhile, the price of natural gas has hovered around historically low levels since early 2010. Plant Inlet prices averaged just $1.34 C/GJ in 2012 – a considerable drop from $2.47 C/GJ observed the previous year.

The prices of most metals and minerals saw significant decreases year-to-date to November 2012 compared to the same period in 2011. Year-to-date declines were observed in prices for aluminum (-17.3 per cent), molybdenum (-16.5 per cent), lead (-16.2 per cent), zinc (-12.8 per cent), silver (-12.7 per cent) and copper (-11.0 per cent). However, the price of gold increased in 2012, with a year-to-date gain of 6.7 per cent.

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Outlook

Real exports of goods and services are forecast to rise by 1.8 per cent in 2013, following an estimated increase of 2.5 per cent in 2012. Stronger real export growth is expected for 2014, reaching 2.5 per cent on the year. In the medium-term, average annual growth of 2.9 per cent is anticipated for real exports.

Due to some recent momentum in the US housing market, lumber prices are projected to increase in 2013, averaging $328 US/000 board feet for the year. Prices are then forecast to average $300 US/000 board feet per year from 2014 to 2017.

Demographics

BC’s population on July 1, 2012 was 4.62 million people, 1.0 per cent higher than the 4.58 million people counted on the same date in 2011. During the first three quarters of 2012, BC saw a net inflow of 28,832 people, as the province welcomed 35,255 individuals from other countries but lost 6,423 people relocating to other provinces.

Outlook

The forecast calls for BC’s July 1st population to increase by 0.9 per cent in 2013, to reach a total of 4.67 million people, and by a further 1.1 per cent in 2014, to total 4.72 million.

Total net migration is forecast to rise in 2013, climbing to a net inflow of 42,000 persons from an estimated 32,700 persons in 2012. On the interprovincial front, a return to net inflow is expected this year, with a small projected gain of 2,000 people following annual net outflows in 2011 and 2012. International migration is forecast to remain relatively flat in 2013, with an anticipated net gain of 40,000 people from other countries.

Inflation

Consumer prices in BC rose by 1.1 per cent in 2012 compared to the previous year, as price increases in semi-durables, non-durables and services more than offset price decreases in durable goods. Rising gasoline, electricity and food prices drove the increase in non-durables, while higher prices for restaurants and education provided upward inflationary pressure on the services side. At the same time, rising prices for items such as clothing and footwear led to the overall increase in the semi-durable component. Prices for durables eased in response to lower prices for items like home entertainment equipment and furniture.

Outlook

Consumer price inflation in BC is forecast to be 1.5 per cent in 2013, 2.0 per cent in 2014 and about 2.1 per cent per year in the medium-term. The Canadian rate of inflation is assumed to be 2.0 per cent in 2013 and over the medium-term, in line with the Bank of Canada’s inflation target.

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Risks to the Economic Outlook

Risks to the BC economic outlook continue to be weighted to the downside, largely due to ongoing uncertainty around global economic activity. The most significant risks to the current outlook include:

•           renewed weakness or a return to recession in the US economy (characterized by weaker consumer spending; further deleveraging causing slower investment; a slow recovery in the job and housing markets; and further fiscal restraint by federal, state and local governments);

•           the ongoing European sovereign debt crisis threatening the stability of global financial markets;

•           slower than anticipated economic activity in Asia, resulting in weaker demand for BC’s exports;

•           exchange rate volatility; and

•           further weakening of the US dollar resulting in significant disruptions to global financial and commodity markets.

External Outlook

United States

In the aftermath of the 2008/09 housing collapse and ensuing financial crisis, the US economy is now experiencing a long period of recovery that will likely continue for several years. This is consistent with economic behaviour after a balance sheet recession –where the collapse of a large asset bubble is followed by at least a decade of weak activity and high unemployment.

Following an asset bubble collapse, consumers typically reduce their spending, applying most additional funds to debt repayment or savings rather than new purchases. Further, businesses have difficulty raising capital (to pay workers or invest in new equipment) as banks and financial institutions tighten lending in order to protect their own balance sheets. With slowing revenues from consumers and difficulty obtaining credit from banks, businesses cut their expenditures by reducing staff and halting investment. Growing unemployment means many households have trouble making interest payments on debts, causing defaults on loans and further damage to the balance sheets of banks that previously lent them money. All of these events result in slow economic activity and high unemployment for several years after an asset bubble bursts. For further information on balance sheet recessions, see the topic box on pages 101 to 105 of Budget 2012.

The slow pace of the US recovery continued through 2012, as labour market weakness, waning global demand and political gridlock in Congress dampened the pace of real GDP growth. Overall, US real GDP expanded by 2.2 per cent last year, following an increase of 1.8 per cent in 2011. Growth in 2012 was led by investment and consumer spending, which more than offset decreases in government spending at all levels (federal, state and local).

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Chart 3.6 Slow US economic growth in 2012

US real GDP contracted by 0.1 per cent in the October to December quarter of 2012 (the first quarterly decline since mid-2009), following a gain of 3.1 per cent in the July to September quarter. The contraction in the most recent quarter was due to moderation in the pace of inventory building, weakness in net exports and a large drop in government defense spending (this may have been partly due to a ramp-up in defense spending in the previous quarter and to a precautionary reduction in advance of the January 2013 “fiscal cliff” agreement).

On January 1, 2013, Congress passed a last-minute bill permanently extending reduced income tax rates for 98 per cent of US households as well as putting off US$85 billion in automatic spending cuts for another two months. This deal effectively avoided the “fiscal cliff” of tax increases and spending cuts that many analysts feared would send the US economy rapidly into recession. However, the agreement leaves the US with considerable economic and policy uncertainty, primarily with the lack of clarity on spending reductions that must be addressed again in the coming months. Congress also agreed in January to suspend the federal government’s statutory “debt ceiling” (or borrowing limit) for several months, with House Republicans abandoning demands that any increase in the debt ceiling be paired with spending cuts.

The US employment situation remains deeply troubled, as 3.2 million jobs lost since the pre-recession peak in January 2008 have not yet been recovered. Although the monthly unemployment rate has gradually fallen since peaking at 10.0 per cent in October 2009, the rate still sat at a relatively high 7.9 per cent as of January 2013. In 2012, the US labour market created 2.2 million jobs, an increase of 1.7 per cent over 2011. At 2012’s average monthly pace of 180,800 jobs gained, it would take approximately 18 months to recover the remaining jobs that were lost during the recent recession. Further, the majority of employment gains in 2012 occurred in service industries, which added 1.9 million jobs, while goods-producing industries gained only 362,000 jobs.

The American housing market showed signs of a nascent recovery in 2012. After a very weak 2011, US housing starts registered 780,000 units last year (a 28.1 per cent increase over the previous year) and reached a monthly level of 954,000 units (SAAR) in

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December (a four-year high). However, the magnitude of home construction activity in the final month of 2012 may have been bolstered by milder than usual weather. Further, the vast majority of growth in US housing starts since 2009 has been in multiple units, which generally sell at lower prices than single-detached homes.

At the same time, existing home sales in the US improved by 9.0 per cent in 2012 compared to 2011. Sales reached 4.94 million units (SAAR) in December 2012, down slightly from the 4.99 million units recorded in November. Despite this positive trend last year, US housing prices are still about 30 per cent below their pre-recession peak. Further, as about 20 per cent of all mortgages in the country have negative equity (where the value of a home is lower than the amount owed on a mortgage) and approximately 25 per cent of US home sales in December 2012 were distressed properties (where a home sells after a foreclosure), a full US housing recovery is likely still several years away.

Chart 3.7 US housing starts improving

Retail activity in the US increased by 5.2 per cent in 2012 compared to the previous year, a slower pace than the 7.9 per cent growth observed in 2011. Steady quarter-over-quarter gains were observed in the latter two quarters of the year after a small decline in the April to June quarter. Consumer confidence also improved in 2012, climbing by 9.0 points from 2011. However, confidence among US consumers fell dramatically in recent months, dropping from 73.1 points in October 2012 to 58.6 points in January 2013. The latest monthly drop in January was driven by a weakening in the perceptions of current and future conditions for income and employment.

Outlook

According to the January 2013 Consensus, US real GDP is projected to increase by 2.0 per cent this year. The Consensus forecast was revised slightly upward in January mainly due to forecasters’ positive response to the last-minute “fiscal cliff” agreement by the US Congress on January 1, 2013. However, Consensus also cites ongoing federal government fiscal issues, weak business activity over the last few years, as well as waning consumer confidence as substantial risks to the US outlook. Consensus expects the pace of US real GDP growth to improve in 2014, with a projected gain of 2.8 per cent.

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Chart 3.8 US Consensus outlook for 2013

The Ministry acknowledges a significant risk of weaker than expected US economic growth in 2013, characterized by slower consumer spending, a sluggish job market recovery and modest housing market activity. In recognition of these significant risks, the Ministry’s US growth assumptions are prudent relative to the January 2013 Consensus. The Ministry assumes that the US economy will expand by 1.6 per cent in 2013, compared to the 2.0 per cent increase projected in the January Consensus. The Ministry then expects 2.3 per cent US real GDP growth in 2014 (compared to 2.8 per cent in the Consensus) and 2.6 per cent annually over the medium-term.

Table 3.2 US real GDP forecast: Consensus vs Ministry of Finance

	2013	2014
	Per cent change in real GDP
Ministry of Finance	1.6	2.3
Consensus Economics (January 2013)	2.0	2.8

Canada

Facing slowing global economic activity in 2012, the Canadian economy recorded modest increases in several major indicators relative to 2011. Canada’s real GDP grew at an annualized rate of just 0.6 per cent in the July to September quarter of 2012, after posting gains of 1.7 per cent in each of the previous two quarters. Declines in both residential and non-residential investment were observed in the July to September period, as well as the largest quarterly drop in exports in three years. These losses during the quarter were more than offset by stronger consumer spending and a slowdown in imports.

After an annual gain of 265,200 jobs (or 1.6 per cent) in 2011, Canadian employment improved by 201,500 jobs (or 1.2 per cent) in 2012. At the same time, the national unemployment rate registered 7.2 per cent, falling 0.2 percentage points from 2011. In January 2013, the Canadian labour market lost 21,900 jobs compared to

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December 2012, while the monthly unemployment rate edged down to 7.0 per cent from 7.1 per cent the previous month. Also domestically, Canadian retail sales increased by 2.8 per cent year-to-date to November 2012 compared to the same period in 2011, while housing starts advanced 10.8 per cent to reach 214,800 units in 2012 compared to the previous year. However, Canadian home construction has softened considerably since August 2012, with five consecutive monthly declines in housing starts to January 2013. National housing starts averaged 160,600 annualized units in January 2013, a fall of 18.5 per cent compared to December 2012 and the lowest monthly level since mid-2009.

Despite slowing global demand and a high currency, Canada’s trade sector made modest gains in 2012 compared to 2011. The value of Canadian merchandise exports rose by 1.9 per cent last year, boosted by improvements in exports of automotive goods, industrial machinery and equipment and farm, fishing and intermediate food products. Recently, however, weakening demand from a sluggish global economy resulted in a 0.7 per cent quarterly decline in the October to December period after a 4.1 per cent drop in the July to September quarter. In addition, shipments of Canadian manufactured goods improved in 2012, as their total value climbed by 4.1 per cent year-to-date to November compared to the same period in 2011.

The most immediate threats to Canadian economic growth stem from international markets: slowing demand from Asian nations, the ongoing European sovereign debt crisis and further weakness in the US. If the European situation continues to deteriorate, the economies of the US and several Asian countries could face significant challenges due to their strong trade connections with Europe. As a result, Canada could see considerable weakening in its exports due its trade links with the US and Asia.

In recent months, private sector economists have lowered their average forecast for the Canadian economy in 2013, with the January 2013 Consensus expecting Canada’s real GDP to grow by 1.8 per cent – 0.5 percentage points below the average forecast produced in January 2012.

Chart 3.9 Consensus 2013 outlook for Canada lowered in recent months

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Outlook

The January 2013 Consensus projects Canada’s real GDP to grow by 1.8 per cent this year and 2.4 per cent in 2014. Due to the potential for further near-term weakness in the global economy, the Ministry assumes that the Canadian economy will experience a 1.5 per cent expansion in 2013, followed by a 2.1 per cent increase in 2014. Over the medium-term, the Ministry assumes 2.5 per cent growth per year.

Table 3.3 Canadian real GDP forecast: Consensus vs Ministry of Finance

	2013	2014
	Per cent change in real GDP
Ministry of Finance	1.5	2.1
Consensus Economics (January 2013)	1.8	2.4

Europe

The sovereign debt crisis in Europe remains a key source of ongoing weakness and uncertainty in the global economic outlook. In the July to September quarter of 2012, euro zone GDP shrank by 0.1 per cent compared to the previous quarter – the fourth consecutive quarter of negative or flat growth. Italy, Spain and Portugal saw sharp contractions in their economies during this period, while France and Germany experienced very slow growth. In addition, record high unemployment is afflicting several nations, with Greece and Spain observing jobless rates over 25 per cent in recent months.

Great Britain (which is not part of the euro zone but one of Europe’s largest economies) shrank by 0.3 per cent in the October to December quarter of 2012 – its fourth quarter-over-quarter contraction in the last five quarters. Britain’s economy is now 3.3 per cent smaller than its peak in early 2008 and has only recovered about half the output lost during the global financial crisis. Some fear that the country, which has already undergone two periods of recession, could face a “triple-dip” contraction if the current economic weakness continues.

Some European countries (e.g. Greece and Ireland) that hold crushing amounts of public debt have received loans in recent years from international financial organizations to help these nations restructure their debt and avoid defaulting on repayment. However, as these heavily indebted nations now attempt to implement severe austerity measures to meet loan repayment conditions, violent protests and social unrest have become frequent occurrences within the populations of these struggling countries.

In an effort to address the issue of troubled banks, euro zone finance ministers brokered terms for a deal on centralized supervision of euro zone banks in December 2012. The accord will give the European Central Bank (ECB) direct responsibility for between 150 and 200 of Europe’s largest banks. The agreement requires euro zone governments to concede control over national banks to the ECB, giving the ECB authority to set the day-to-day operating procedures of euro zone banks. The centralized supervision system is expected to be operational in March 2014.

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Chart 3.10 European recession expected to continue in 2013

The January 2013 Consensus expects euro zone real GDP to contract by 0.1 per cent this year. Sluggish activity is anticipated the following year, with the January Consensus forecasting euro zone growth of just 0.9 per cent in 2014. With the potential for further forecast downgrades in coming months, the Ministry assumes a contraction in euro zone real GDP of 0.9 per cent in 2013, followed by a 0.5 per cent gain in 2014.

China

The Chinese economy cooled somewhat in 2012 from the rapid expansion observed in previous years. On the year, Chinese real GDP advanced by 7.8 per cent, its weakest annual pace since 1999. The country’s economy was hit last year by weakening demand for its exports (especially from major trading partners Europe and the US), and by the effects of government policies aimed at cooling the property market amid fears of a housing bubble. China’s real GDP increased by 7.9 per cent in the October to December quarter of 2012 compared to a year earlier, up slightly from the 7.4 per cent gain observed in the previous quarter.

The January 2013 Consensus forecasts China’s real GDP to expand by 8.1 per cent in 2013 and 8.0 per cent in 2014. As the Chinese economy is slowing somewhat from the rapid growth it experienced in recent years, whether or not the stronger activity observed in the final quarter of 2012 is sustained this year will have significant implications for the stability of world financial markets and for the economic well-being of China’s trading partners. As such, the Ministry assumes that China’s real GDP will expand by 7.4 per cent per year in both 2013 and 2014.

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Financial Markets

Interest rates

At its most recent meeting in January, the Bank of Canada announced that it will continue to hold its target for the overnight rate at 1.00 per cent (where the rate has remained since September 2010). The Bank noted that the withdrawal of monetary stimulus will be required over time, but that due to muted inflation and softening in the housing market, the timing of that withdrawal is now less imminent than the Bank had previously anticipated. At the same time, the Bank also lowered its outlook for the Canadian economy in 2013, citing slow foreign demand due to weak global activity as well as ongoing competitiveness challenges (including the highly valued Canadian dollar). The Bank now expects 2.0 per cent Canadian real GDP growth in 2013 compared to the 2.3 per cent it forecast in October 2012.

The US Federal Reserve has held its intended federal funds rate in the 0.00 to 0.25 per cent range since December 2008. At its January 2013 meeting, the Fed reiterated its December 2012 plan to keep the fed funds rate at its current level until the US unemployment rate falls below 6.5 per cent, provided the rate of inflation remains below 2.5 per cent. The Fed also cited elevated unemployment and strained global financial markets (despite some easing in recent months) as factors behind its decision to hold the rate in the 0.00 to 0.25 per cent range.

Outlook

Based on the average of six private sector forecasts as of January 4, 2013, the Ministry’s interest rate outlook assumes that the Bank of Canada will hold the overnight target rate at 1.0 per cent until the third quarter of 2013. These six forecasters expect the rate to rise gradually next year, reaching 2.0 per cent by the end of 2014. The overnight target rate is expected to average 1.0 per cent in 2013 and 1.6 per cent in 2014.

Chart 3.11 Interest rates expected to remain low in 2013

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In light of the US Fed’s December 2012 statement, the same six private sector forecasters expect the fed funds rate will remain in the 0.00 to 0.25 per cent range for the next few years.

The average of private sector forecasters’ views on Canadian short-term interest rates (three month Treasury bills) as of January 4, 2013 indicates that three month rates will average 1.0 per cent in 2013 and 1.6 per cent in 2014. The same forecasters expect ten-year Government of Canada bonds to average 2.1 per cent in 2013 and 2.7 per cent in 2014.

Table 3.4 Private Sector Canadian Interest Rate Forecasts

	3-month Treasury Bill		10-year Government Bond
Average annual interest rate (per cent)	2013	2014	2013	2014
Global Insight	1.0	1.8	2.2	2.8
CIBC	1.0	1.5	2.3	2.7
Bank of Montreal	1.0	1.2	1.9	2.7
Scotiabank	1.0	1.6	2.0	2.9
TD Economics	1.1	1.7	2.0	2.5
RBC Capital Markets	1.2	1.8	2.1	2.8
Average (as of January 4, 2013)	1.0	1.6	2.1	2.7

Exchange rate

The Canadian dollar began 2012 just below parity with the US dollar and remained near parity through most of the year. The dollar averaged 100.1 US cents in 2012, and was trading very close to parity as of February 8, 2013.

Chart 3.12 Private sector expects Canadian dollar near parity in 2013

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Outlook

An average of six private sector forecasts as of January 4, 2013 sees the Canadian dollar averaging 100.5 US cents in 2013, and then rising to average 102.5 US cents in 2014. The Ministry’s exchange rate outlook is based on these private sector averages.

Table 3.5 Private Sector Exchange Rate Forecasts

Average annual exchange rate (US cents/Can $)	2013	2014
Global Insight	98.1	95.0
CIBC	99.4	103.7
Bank of Montreal	100.5	103.2
Scotiabank	103.5	105.6
TD Economics	99.2	102.4
RBC Capital Markets	102.3	105.4
Average (as of January 4, 2013)	100.5	102.5

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Table 3.6.1 Gross Domestic Product: British Columbia

			Forecast
	2011	2012 (e)	2013	2014	2015	2016	2017
BRITISH COLUMBIA:
Gross Domestic Product at Market Prices:
– Real (2007 $ billion; chain-weighted)	206.2	210.0	213.3	218.1	223.4	228.9	234.6
(% change)	2.8	1.9	1.6	2.2	2.5	2.5	2.5
– Current dollar ($ billion)	217.7	225.4	233.3	243.4	254.3	265.7	277.8
(% change)	4.5	3.5	3.5	4.3	4.5	4.5	4.5
– GDP price deflator (2007 = 100)	105.6	107.3	109.4	111.6	113.8	116.1	118.4
(% change)	1.6	1.6	1.9	2.0	2.0	2.0	2.0
Real GDP per person
(2007 $; chain-weighted)	45,051	45,430	45,714	46,221	46,787	47,329	47,861
(% change)	1.7	0.8	0.6	1.1	1.2	1.2	1.1
Real GDP per employed person
(% change)	2.0	0.2	0.4	0.9	0.9	0.9	0.9
Unit labour cost (1) (% change)	2.0	1.8	2.3	1.9	1.9	1.9	1.9

(1)    Unit labour cost is the nominal cost of labour incurred to produce one unit of real output. The 2011 figure for unit labour cost is based on BC Stats estimates.

(e)     Ministry of Finance estimate.

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Table 3.6.2 Components of Real Gross Domestic Product: British Columbia(1)

			Forecast
	2011 (2)	2012 (e)	2013	2014	2015	2016	2017
Components of British Columbia Real GDP at Market Prices (2002 $ billions; chain-weighted)
Personal expenditure on Goods and services	121.4	124.5	127.7	131.3	135.0	138.7	142.6
(% change)	1.9	2.6	2.5	2.8	2.8	2.8	2.8
• Goods	47.6	48.3	49.2	50.4	51.7	53.0	54.4
(% change)	0.2	1.4	1.9	2.4	2.6	2.5	2.5
• Services	73.6	76.0	78.2	80.6	82.9	85.3	87.9
(% change)	2.8	3.3	2.9	3.0	2.9	2.9	3.0
Government current expenditures on
Goods and services	34.1	35.0	34.7	34.8	35.0	35.1	35.6
(% change)	1.9	2.6	-0.9	0.3	0.6	0.2	1.4
Investment in fixed capital	39.8	41.4	42.5	43.5	44.9	46.6	48.1
(% change)	1.1	3.9	2.7	2.4	3.2	3.7	3.4
Final domestic demand	194.9	200.5	204.4	209.1	214.4	219.8	225.7
(% change)	1.6	2.9	1.9	2.3	2.5	2.5	2.7
Exports goods and services	72.8	74.7	76.0	77.9	80.2	82.5	84.8
(% change)	3.5	2.5	1.8	2.5	3.0	2.9	2.8
Imports goods and services	98.9	102.3	105.8	108.7	111.9	115.1	118.3
(% change)	4.4	3.4	3.4	2.7	2.9	2.9	2.8
Inventory change	0.5	-0.3	0.6	0.8	0.9	0.9	0.6
Statistical discrepancy	0.9	0.9	0.9	0.9	0.9	0.9	0.9

(1)    Statistics Canada released historical revisions to provincial economic accounts data on November 19, 2012. The revisions align the economic accounts data more closely with new international standards for economic accounting. Various changes to the data and concepts used in the System of National Accounts (SNA) were also introduced with that release. A short summary of the changes is available in the Provincial Economic Accounts Update Topic Box published in the 2012/13 Second Quarterly Report (page 38). For full details on the changes, and the reasons for them, visit the Statistics Canada website: http://www.statcan.gc.ca/nea-cen/hr2012-rh2012/start-debut-eng.htm.

At the provincial level, the data based on the new concepts are currently only available for the period from 2007 to 2011. Consequently, in order to maintain forecast integrity, the economic forecast details presented in Table 3.6.2 are based on the previous Statistics Canada provincial economic accounts concepts as currently specified in the BC Macroeconomic Model. Therefore, the details in this table are expressed in 2002 dollars unlike the new accounts which are expressed in 2007 dollars.

(2)    Components of real GDP at market prices in 2011 are BC Stats estimates.

(e)     Ministry of Finance estimate.

Budget and Fiscal Plan – 2013/14 to 2015/16

British Columbia Economic Review and Outlook

Table 3.6.3 Components of Nominal Income and Expenditure

					Forecast
	2011		2012		2013	2014	2015	2016	2017
Labour income(1) ($ million)	109,741	(2)	113,801	(e)	118,231	123,155	128,606	134,244	140,118
(% change)	4.9		3.7		3.9	4.2	4.4	4.4	4.4
Personal income ($ million)	171,309	(2)	177,637	(e)	183,736	190,996	199,010	207,280	215,987
(% change)	4.5		3.7		3.4	4.0	4.2	4.2	4.2
Corporate profits before taxes ($ million)	25,132	(2)	25,547	(e)	26,632	28,166	29,981	31,884	33,925
(% change)	16.3		1.7		4.2	5.8	6.4	6.3	6.4
Retail sales ($ million)	60,005		61,612	(e)	63,793	66,371	69,058	71,845	74,738
(% change)	3.1		2.7		3.5	4.0	4.0	4.0	4.0
Housing starts	26,400		27,465		24,679	24,928	27,277	27,698	27,701
(% change)	-0.3		4.0		-10.1	1.0	9.4	1.5	0.0
BC consumer price index (2002 = 100)	116.5		117.8		119.6	122.0	124.6	127.3	130.0
(% change)	2.4		1.1		1.5	2.0	2.1	2.1	2.1

(1)    Domestic basis; wages, salaries and supplementary labour income.

(2)    Annual 2011 figures for labour income, personal income and corporate profits before taxes are BC Stats estimates. Note that the definitions and concepts of labour income, personal income and corporate profits are based on the definitions and concepts previously used by Statistics Canada and are not consistent with the new definitions and concepts introduced by Statistics Canada in November 2012.

(e)     Ministry of Finance estimate.

Table 3.6.4 Labour Market Indicators

				Forecast
	2011	2012		2013	2014	2015	2016	2017
Population (on July 1) (000’s)	4,577	4,623		4,666	4,718	4,775	4,837	4,901
(% change)	1.0	1.0		0.9	1.1	1.2	1.3	1.3
Labour force population, 15+ Years (000’s)	3,779	3,815		3,855	3,901	3,950	4,002	4,054
(% change)	1.3	1.0		1.1	1.2	1.3	1.3	1.3
Net in-migration (000’s)
– International(1),(3)	35.4	40.7	(e)	40.0	40.1	43.2	44.6	44.9
– Interprovincial(3)	-0.1	-8.0	(e)	2.0	6.0	9.0	11.0	12.0
– Total	35.2	32.7	(e)	42.0	46.1	52.2	55.6	56.9
Participation rate(2) (%)	65.0	65.0		65.2	65.3	65.4	65.6	65.7
Labour force (000’s)	2,458	2,479		2,515	2,548	2,584	2,623	2,663
(% change)	0.6	0.9		1.4	1.3	1.4	1.5	1.5
Employment (000’s)	2,275	2,313		2,339	2,369	2,406	2,443	2,479
(% change)	0.8	1.7		1.1	1.3	1.5	1.5	1.5
Unemployment rate (%)	7.5	6.7		7.0	7.0	6.9	6.9	6.9

(1)    International migration includes net non-permanent residents and returning emigrants less net temporary residents abroad.

(2)    Percentage of the population 15 years of age and over in the labour force.

(3)    Components may not sum to total due to rounding.

(e)     BC Stats estimate.

Budget and Fiscal Plan – 2013/14 to 2015/16

British Columbia Economic Review and Outlook

Table 3.6.5 Major Economic Assumptions

					Forecast
	2011		2012		2013	2014	2015	2016	2017
GDP (billions)
Canada real (2007 $; chain-weighted)	1,628		1,659	(e)	1,684	1,719	1,762	1,807	1,852
(% change)	2.6		1.9		1.5	2.1	2.5	2.5	2.5
US real (2005 US$; chain-weighted)	13,299		13,589		13,812	14,123	14,489	14,869	15,260
(% change)	1.8		2.2		1.6	2.3	2.6	2.6	2.6
Japan real (2005 Yen; chain-weighted)	509,482		517,342	(e)	518,362	521,190	526,411	531,650	536,721
(% change)	-0.5		1.5		0.2	0.5	1.0	1.0	1.0
Europe real(1) (% change)	1.4		-0.8	(e)	-0.9	0.5	1.5	1.5	1.5
China real (2000 US$)	3,548		3,825		4,108	4,412	4,729	5,065	5,425
(% change)	9.3		7.8		7.4	7.4	7.2	7.1	7.1
Industrial production index
US (2007 = 100)	93.7		97.2		98.7	100.9	103.5	106.3	109.1
(% change)	4.1		3.7		1.5	2.2	2.6	2.6	2.6
Japan (2005 = 100)	92.7		91.8		91.4	92.1	93.1	94.0	94.9
(% change)	-2.4		-1.0		-0.4	0.8	1.0	1.0	1.0
Europe(2) (2005 = 100)	100.4		97.9	(e)	96.7	97.2	98.6	100.1	101.6
(% change)	3.4		-2.5		-1.2	0.5	1.5	1.5	1.5
China (2005 = 100)	195.2		214.7		233.6	257.0	282.7	310.9	342.0
(% change)	10.3		10.0		8.8	10.0	10.0	10.0	10.0
Housing starts(3) (000’s)
Canada	194		215		170	175	180	180	180
(% change)	2.1		10.8		-20.9	2.9	2.9	0.0	0.0
US	609		780		800	870	900	950	1,000
(% change)	3.7		28.1		2.6	8.8	3.4	5.6	5.3
Japan	834		883		850	850	850	850	850
(% change)	2.6		5.8		-3.7	0.0	0.0	0.0	0.0
Consumer price index
Canada (2002 = 100)	119.9		121.7		124.1	126.6	129.1	131.7	134.4
(% change)	2.9		1.5		2.0	2.0	2.0	2.0	2.0
Canadian interest rates (%)
3-Month treasury bills	0.9		1.0		1.0	1.6	2.4	3.4	4.4
10-year government bonds	2.8		1.9		2.1	2.7	3.6	4.6	5.6
United States interest rates (%)
3-Month treasury bills	0.1		0.1		0.1	0.1	0.4	1.6	3.3
10-year government bonds	2.8		1.8		2.0	2.7	3.6	4.6	5.6
Exchange rate (US cents / Canadian $)	101.1		100.1		100.5	102.5	100.9	99.5	98.7
British Columbia goods and services
Export price deflator (% change)	4.8	(4)	0.4	(e)	1.9	2.2	1.9	2.2	2.3

(1)    European Union (15) is Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Netherlands, Portugal, Spain, Sweden and the UK.

(2)    Euro zone (17) is Austria, Belgium, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.

(3)    British Columbia housing starts appear in Table 3.6.3.

(4)    The 2011 export price deflator is a BC Stats estimate. See footnote 1 in Table 3.6.2 for details.

(e)     Ministry of Finance estimate.

Budget and Fiscal Plan – 2013/14 to 2015/16

British Columbia Economic Review and Outlook

The Economic Forecast Council, 2013

Introduction

The Budget Transparency and Accountability Act requires the Minister of Finance, in preparing each year’s provincial budget, to consult the Economic Forecast Council (the Council) on British Columbia’s economic outlook. The Council is comprised of 14 leading economists from several of Canada’s major banks and private research institutions.

The most recent meeting between the Minister and Council occurred on November 16, 2012, which was the first time the annual conference was opened to the media. The discussion centred on the Council’s estimates for 2012, as well as its forecasts for 2013 and beyond. The main issues raised by the Council included the development of BC’s natural resources, the US economic recovery, the European debt crisis, balancing BC’s budget, rising household debt and meeting BC’s skilled labour demands.

Subsequent to November’s meeting, participants were permitted to submit revised forecasts until January 9, 2013 (11 of the 14 members chose to revise). Forecast details from the Council surveys are summarized in the table at the end of this topic box.

British Columbia Forecast

Council members’ estimates for BC’s economic growth in 2012 averaged 2.1 per cent, while forecasts for future expansion averaged 2.1 per cent in 2013, 2.5 per cent in 2014 and 2.6 per cent per year from 2015 to 2017.

Chart 1 – Economic Forecast Council Outlook for the BC Economy

The Council lowered its average outlook for BC in both the near and medium-terms from a year ago (for Budget 2012, members projected increases of 2.2 per cent in 2012, 2.5 per cent in 2013 and 2.7 per cent annually for 2014 to 2016 – see Chart 1).

Council members, on average, expect BC’s annual economic growth to be slightly higher than Canada’s in 2012 and 2013, equal to national growth in 2014, and then higher on average over the medium-term (see Chart 2).

Chart 2 – Economic Forecast Council Outlook for BC and Canada

The Council pointed to the development of BC’s natural resources as crucial to the province’s future economic prosperity. Specifically, members emphasized the potential for liquid natural gas (LNG) facilities in northern BC to sell natural gas to Asian customers at higher prices than are available domestically. They also noted that BC is competing with several other jurisdictions (including the US, home of extensive natural gas reserves) to secure LNG contracts with Asian customers, and discussed the importance of the province acting quickly to create LNG production capacity.

Participants cited looming skills shortages in BC’s natural resource industries as a major issue to be addressed in the coming years. The province’s ability to compete with Alberta for skilled labourers was viewed by members as critical to the success of future development in BC’s major resource industries like mining and natural gas production. BC’s lagging performance on productivity growth relative to other provinces was also cited by several members as impeding BC’s competitiveness.

Budget and Fiscal Plan – 2013/14 to 2015/16

British Columbia Economic Review and Outlook

Rising debt among BC households was discussed at length by the Council, with several members noting concerns over British Columbians’ rapid accumulation of debt in recent years. Participants pointed out that rising mortgage debt (due mainly to BC’s high housing costs) is primarily responsible for this increase and that continuation of this trend could constrain BC’s economic growth in the coming years. However, several Council members explained that the quality of household debt in BC is very high, unlike the vast amount of high-risk lending that occurred prior to the US housing crash. Some participants explained that recent federal measures aimed at slowing the accumulation of household debt are already having their desired effect on borrowing by Canadians.

Related to household debt, the Council examined BC’s housing market and the recent softening in home prices and home sales across the province. Some members pointed out that BC’s housing activity in 2012 is coming down from very large gains observed in 2011, and that the recent weakness is not as dramatic as it might appear. There was general consensus among participants that BC’s housing market is not in a bubble, but further moderation in housing activity is expected in the coming years.

Council members agreed that annual government deficits are acceptable, but that budget balance should be a medium-term objective. Several participants emphasized flexibility around achieving annual balanced budget targets, especially during the current global economic recovery. Some members also cited the very low price of natural gas as a major risk to government finances going forward and also raised concerns over growth in the BC government’s debt during recent years.

Participants generally agreed that returning to PST will likely have a negative effect on BC’s tax competitiveness relative to other jurisdictions that have value-added taxes (like the HST). Council members encouraged the BC government to maintain an attractive business investment climate after the transition.

Participants noted that continued demand from Asia for BC exports will likely have a positive effect on the BC economic outlook going forward, and that BC should continue to diversify its trade toward growing Asian markets.

The Council also acknowledged the challenges associated with providing increasingly expensive health care services to an aging population as well as the financial pressure that these challenges place on the BC government’s fiscal situation going forward.

British Columbia Economic Forecast Council:

Summary of BC real GDP Forecasts, annual per cent change

					Average
Participant	Organization	2012	2013	2014	2015-2017
Doug Porter	Bank of Montreal(1)	2.5	2.2	2.6	2.5
Ken Peacock	BC Business Council(1)	1.9	2.3	2.6	2.4
Cameron Muir	BC Real Estate Association(1)	2.3	2.3	2.6	2.6
Avery Shenfeld	CIBC(1)	2.1	1.8	2.5	2.5
Helmut Pastrick	Central 1 Credit Union(1)	1.9	2.1	2.7	3.3
Marie-Christine Bernard	Conference Board	1.8	2.7	2.6	2.3
Arlene Kish	IHS Global Insight(1)	2.0	1.8	2.6	2.6
Carl Sonnen	Informetrica(1)	2.6	1.7	2.5	2.8
Sebastien Lavoie	Laurentian Bank Securities(1)	2.2	1.8	2.1	2.6
Craig Wright	RBC(1)	2.1	2.3	2.6	2.3
Warren Jestin	Scotiabank(1)	2.1	1.6	2.4	2.7
Ernie Stokes	Stokes Economic Consulting	2.3	2.4	2.5	2.8
Derek Burleton	TD(1)	2.0	1.7	2.5	2.3
David Baxter	Urban Futures Institute	2.0	2.4	2.6	2.7
Average		2.1	2.1	2.5	2.6
Standard Deviation		0.2	0.3	0.1	0.3

(1) Updated subsequent to the November 16, 2012 meeting.

Budget and Fiscal Plan – 2013/14 to 2015/16

British Columbia Economic Review and Outlook

Canadian Outlook

The Council estimates, on average, that Canada’s economy grew by 2.0 per cent in 2012, and expects Canadian growth to be 2.0 per cent in 2013, 2.5 per cent in 2014 and 2.4 per cent per year during the 2015 to 2017 period.

Members pointed out that the Canadian economy is on more solid footing than the US going forward, but that Canada is not immune to further global financial and economic instability. Participants raised concerns over rising debt levels among Canadian households as a risk to national growth in the coming years, and that recent federal policies aimed at slowing debt accumulation appear to be working. In addition, several members voiced their expectations for further moderation in Canadian housing activity in the near-term.

International Outlook

On average, Council members estimate that US real GDP increased by 2.2 per cent for 2012 and forecast growth of 2.2 per cent for 2013, 2.9 per cent for 2014 and 2.9 per cent annually for the 2015 to 2017 period.

The Council generally agreed that the US economy is showing signs of recovery, that near-term growth will proceed at a modest pace and that a full recovery is still several years away. Several members pointed to recent positive trends in the US housing market (i.e. improvement in homebuilding and house prices) as having a positive impact on demand for BC forest products. Participants also highlighted the massive natural gas reserves possessed by the US and the potential for LNG development in securing higher natural gas prices from Asian customers.

However, several members cited concern over the sluggish pace of US employment growth as a critical factor in the nation’s recovery. Further, the Council pointed to political polarization in the US Congress as a major impediment to the country addressing its significant long-term debt issues. The “fiscal cliff” was cited as a risk to the US outlook, but members noted that they assumed the US Congress would reach an agreement on incoming tax and spending changes scheduled to take effect in January 2013 (Congress subsequently reached a partial agreement).

The European sovereign debt crisis was identified by the Council as a significant risk to the global economic outlook. Members pointed out that financial troubles in Europe could last several years before they are resolved, and that political instability in several troubled nations is hindering progress in addressing Europe’s massive debt problems. Participants also suggested that expected slow economic growth in Europe over the next few years may have an indirect but negative impact on BC through BC’s trading partners (as China and the US will see weaker growth due to slower European demand for their exports).

The Chinese economy was discussed as well, as several members suggested that the recent moderation from China’s rapid expansion in recent years is likely due to weakening demand from the US and Europe (the largest consumers of Chinese exports). The Council generally agreed that China will experience a “soft landing” from its recent slowdown, and that its economy will continue to expand at a relatively strong pace in the medium-term.

Canadian Dollar

Participants continued to produce divergent forecasts for the value of the Canadian dollar in 2013, with estimates ranging from 98.0 US cents to 104.0 US cents. For 2014, projections ranged from 95.0 US cents to 105.3 US cents, and from 91.4 US cents to 103.5 US cents over the 2015 to 2017 period.

Chart 3 – Economic Forecast Council Outlook for the Exchange Rate

Budget and Fiscal Plan – 2013/14 to 2015/16

British Columbia Economic Review and Outlook

Forecast Survey – Participants’ Opinions

All figures are based	2012			2013		2014		2015 to 2017
on annual averages	Range	Average (1)		Range	Average (1)	Range	Average (1)	Range	Average (2)
British Columbia

Real GDP (% change)	1.8 – 2.6	2.1 (14)	(3)	1.6 – 2.7	2.1 (14)	2.1 – 2.7	2.5 (14)	2.3 – 3.3	2.6 (14)
Nominal GDP (% change)	2.6 – 4.7	3.6 (13)		3.2 – 4.9	4.0 (13)	4.0 – 5.9	4.8 (13)	4.3 – 7.0	4.8 (13)
GDP Deflator (% change)	0.3 – 2.4	1.5 (13)		1.6 – 2.7	2.0 (13)	1.9 – 3.1	2.3 (13)	1.9 – 3.7	2.2 (13)
Real business non-residential investment (% change)	-0.1 – 10.0	4.7 (9)		1.9 – 10.4	5.9 (9)	-2.1 – 33.5	8.6 (9)	2.8 – 10.0	4.7 (9)
Real business machinery and equipment investment (%change)	-0.3 – 15.0	6.7 (8)		-2.0 – 11.5	4.4 (8)	-5.5 – 5.8	2.5 (8)	3.0 – 5.5	4.3 (8)
Personal Income (% change)	3.4 – 4.8	3.9 (11)		2.9 – 4.7	3.7 (11)	3.3 – 5.0	4.3 (11)	4.0 – 6.2	4.5 (11)
Net Migration (thousand persons)	19.0 – 42.7	34.9 (12)		20.0 – 47.9	38.2 (12)	30.0 – 52.6	43.7 (12)	30.0 – 64.6	47.6 (12)
Employment (% change)	1.6 – 1.8	1.7 (14)		0.6 – 1.9	1.3 (14)	1.0 – 2.5	1.7 (14)	1.0 – 2.8	1.7 (14)
Unemployment rate (%)	6.7 – 7.0	6.8 (14)		6.1 – 7.0	6.6 (14)	5.6– 6.8	6.3 (14)	4.5 – 6.7	5.8 (14)
Corporate pre-tax profits (% change)	-11.2 – 7.5	2.4 (9)		3.8 – 13.6	6.4 (9)	1.3 – 12.6	7.6 (9)	3.0 – 10.0	6.0 (10)
Housing starts (thousand units)	27.0 – 28.5	27.8 (14)		22.0 – 29.7	24.9 (14)	20.0 – 32.6	25.1 (14)	21.5 – 36.4	28.1 (14)
Retail sales (% change)	2.0 – 4.6	2.9 (14)		2.2 – 5.8	3.6 (14)	3.0 – 5.5	4.2 (14)	2.8 – 6.1	4.2 (14)
Consumer price index (% chg)	1.1 – 1.7	1.3 (14)		0.8 – 2.1	1.4 (14)	1.7 – 2.3	1.9 (14)	1.8 – 2.5	2.0 (14)

United States

Real GDP (% change)	1.8 – 2.3	2.2 (14)		1.7 – 2.4	2.2 (14)	2.4 – 3.3	2.9 (14)	2.5 – 3.4	2.9 (14)
Intended Federal Funds rate (%)	0.00 – 0.76	0.18 (13)		0.00 – 1.06	0.22 (13)	0.00 – 1.41	0.36 (13)	0.50 – 3.00	1.89 (13)
Housing starts (million units)	0.73 – 0.78	0.77 (13)		0.91 – 1.10	0.96 (13)	1.01 – 1.44	1.18 (13)	1.10 – 1.83	1.39 (13)

Canada

Real GDP (% change)	1.7 – 2.3	2.0 (14)		1.7 – 2.4	2.0 (14)	2.3 – 2.8	2.5 (14)	2.0 – 3.1	2.4 (14)
Bank of Canada overnight target rate (%)	1.00 – 1.00	1.00 (13)		1.00 – 1.50	1.13 (13)	1.30 – 2.00	1.67 (13)	2.00 – 3.76	2.93 (13)
Exchange rate (US cents/C$)	98.9 – 101.0	100.1 (14)		98.0 – 104.0	100.9 (14)	95.0 – 105.3	101.8 (14)	91.4 – 103.5	99.5 (14)
Housing starts (million units)	0.20 – 0.22	0.21 (14)		0.18 – 0.20	0.19 (14)	0.17 – 0.21	0.18 (14)	0.17 – 0.21	0.19 (14)
Consumer price index (% chg)	1.5 – 2.0	1.7 (14)		1.5 – 2.2	1.8 (14)	2.0 – 2.3	2.1 (14)	2.0 – 2.5	2.1 (14)

(1) Based on responses from participants providing forecasts.

(2) Participants provided an average forecast for 2015 to 2017.

(3) Number of respondents shown in parenthesis.

Budget and Fiscal Plan – 2013/14 to 2015/16

Part 4: 2012/13 REVISED FINANCIAL FORECAST

(THIRD QUARTERLY REPORT)

2012/13 Fiscal Year in Review

The third Quarterly Report shows a revised 2012/13 deficit of $1,228 million, a $260 million increase in the deficit forecasted for Budget 2012.

Table 4.1 2012/13 Forecast Update

		First	Second	Third
	Budget	Quarterly	Quarterly	Quarterly
($ millions)	2012	Report	Report	Report
Revenue	43,101	42,724	42,522	42,451
Expense	(43,869)	(43,956)	(43,956)	(43,629)
Manage impact of natural gas royalty reductions	—	241	65	—
Deficit before forecast allowance	(768)	(991)	(1,369)	(1,178)
Forecast allowance	(200)	(150)	(100)	(50)
Deficit	(968)	(1,141)	(1,469)	(1,228)
Capital spending:
Taxpayer-supported capital spending	3,757	3,715	3,744	3,728
Self-supported capital spending	3,346	3,194	3,207	3,039
	7,103	6,909	6,951	6,767

Provincial Debt:
Taxpayer-supported debt	38,736	38,679	38,474	38,337
Self-supported debt	18,667	17,907	17,782	17,724
Total debt (including forecast allowance)	57,603	56,736	56,356	56,111
Taxpayer-supported debt-to-GDP ratio:
As previously forecast	17.6%	17.4%
Impact of Statistics Canada methodology change	-0.4%	-0.3%
Restated and quarterly projections	17.2%	17.1%	17.0%	17.0%

	2012
Economic Forecast:
Real GDP growth	1.8%	2.0%	2.0%	1.9%
Nominal GDP growth	3.7%	3.9%	3.9%	3.5%

The forecast reflects $650 million in lower revenue due to the impact of the Little Mountain delayed sale plus lower revenue from natural resources, corporate income, consumption taxes and federal government contributions, partly offset by higher revenue from personal income tax and commercial Crown corporations.

Chart 4.1 Progress of 2012/13 financial forecast

Budget and Fiscal Plan – 2013/14 to 2015/16

2012/13 Revised Financial Forecast (Third Quarterly Report)

The reduction in revenue is partially offset by $240 million in lower projected operating expenses for the year compared to Budget 2012. The reduction is due to government’s ongoing expenditure management efforts, lower health spending due to service delivery efficiencies and lower interest costs resulting from lower forecasted debt balances.

In addition, the forecast allowance has been reduced by $50 million at each Quarterly Report to reflect falling risks to the 2012/13 forecast during the fiscal year.

Further details on the changes in the operating results from Budget 2012 are provided in Table 4.2.

Changes since the Second Quarterly Report

The 2012/13 forecast has improved by $241 million from the second Quarterly Report. In addition to the $50 million forecast allowance reduction, the improvement reflects lower spending offset somewhat by lower revenues.

Revenue in 2012/13 is projected to be $71 million lower than the forecast in the second Quarterly Report, due primarily to:

•                  lower taxation revenue;

•                  lower natural resource revenue reflecting lower commodity prices;

•                  lower federal transfers;

partially offset by

•                  higher ICBC net income and other improvements.

Net of remaining efforts to manage the impact of natural gas royalty reductions, expenses are forecasted to be $262 million lower than in the second Quarterly Report, including:

•                  cost savings from Ministry of Health mainly due to lower generic drug costs, lower MSP utilization, and cost efficiency measures undertaken by the health organizations resulting in lower grant payments;

•                  higher prior year liability adjustments;

•                  lower interest costs due to lower debt levels; and

•                  reduced SUCH sector and other service delivery agency spending due to operating and administrative cost savings.

Table 4.2 provides a detailed breakdown of changes in the operating results by quarter since Budget 2012.

Budget and Fiscal Plan – 2013/14 to 2015/16

2012/13 Revised Financial Forecast (Third Quarterly Report)

Table 4.2 2012/13 Forecast – Changes from Budget 2012

	($ millions)
2012/13 deficit – Budget 2012 Fiscal Plan (February 21, 2012)	(968)			(968)
2012/13 deficit – first Quarterly Report (September 13, 2012)		(1,141)
2012/13 deficit – second Quarterly Report (November 28, 2012)			(1,469)

	Q1	Q2	Q3	Total
	Update	Update	Update	Changes
Revenue changes:
Personal income tax – mainly higher 2011 tax assessments	(16)	283	53	320
Corporate income tax – changes in federal government installments, higher 2011 tax assessments partly offset by lower prior years taxes	20	25	(109)	(64)
Property transfer tax – weaker year-to-date results	—	(95)	(20)	(115)
Tobacco tax – weaker year-to-date results	(10)	—	(25)	(35)
Other tax sources – mainly property, fuel and prior year social service taxes	(9)	(16)	18	(7)
Natural gas royalties – reduced prices and volumes partly offset by savings from lower utilization of royalty and infrastructure programs	(241)	—	(13)	(254)
Columbia River Treaty electricity sales – changes in electricity prices	(33)	4	(5)	(34)
Coal, metals and minerals – mainly higher mining costs and lower prices	(51)	(93)	(24)	(168)
Forests – mainly changes in stumpage revenue, border tax collections and recoveries	10	3	(3)	10
Other natural resources – mainly lower petroleum royalties and Crown land tenures reflecting reduced average bid price and auctioned land base	(18)	(7)	(13)	(38)
Fees, licenses, investment earnings and miscellaneous sources – mainly due to the delay in the completion date of the sale of the Little Mountain property	36	(292)	19	(237)
Health and social transfers – changes in population share and lower national tax points reflecting lower national personal income tax base partly offset by improved 2011 tax base	(65)	(1)	16	(50)
Other federal government transfers – mainly changes in recoveries and SUCH sector income	56	21	(77)	—
Commercial Crown agencies operating results:
BC Hydro – lower allowed return on deemed equity set by BC Utilities Commission	(46)	(8)	4	(50)
ICBC – mainly higher revenue from premiums and investments, lower claims costs and operating efficiencies	14	(19)	108	103
Transportation Investment Corporation – mainly revised tolling framework for the Port Mann Bridge	(24)	—	—	(24)
Other commercial Crown agencies changes	—	(7)	—	(7)
Total revenue changes	(377)	(202)	(71)	(650)
Less : expense increases (decreases):
Consolidated Revenue Fund changes:
Emergency program flood related costs	44	(1)	(4)	39
Direct forest fire related costs	62	13	(4)	71
Ministry savings due to expenditure management	—	(86)	(185)	(271)
Prior year liability adjustments	—	(40)	(47)	(87)
Management of public debt (net) – reflects lower interest rates and revisions to scheduled borrowing	(69)	(6)	(15)	(90)
Tax credit transfers changes	(34)	69	58	93
Spending funded by third party recoveries	117	32	(27)	122
(Increase) decrease in operating transfers to service delivery agencies	(215)	(11)	49	(177)
Changes in spending profile of service delivery agencies
School districts – higher salaries and benefits costs	26	4	(1)	29
Universities – lower operating costs	2	(9)	(19)	(26)
Colleges – spending related to higher student enrolment	14	9	4	27
Health authorities and hospital societies – increasing demand for healthcare services	93	24	(91)	26
Other service delivery agencies	47	2	(45)	4
Total expense increases (decreases)	87	—	(327)	(240)
Subtotal	(464)	(202)	256	(410)
Manage impact of natural gas royalty reductions	241	(176)	(65)	—
Reduction in forecast allowance	50	50	50	150
Total changes	(173)	(328)	241	(260)
2012/13 deficit – first Quarterly Report	(1,141)
2012/13 deficit – second Quarterly Report		(1,469)
2012/13 deficit – third Quarterly Report			(1,228)	(1,228)

Budget and Fiscal Plan – 2013/14 to 2015/16

2012/13 Revised Financial Forecast (Third Quarterly Report)

Contingencies

Spending commitments and pressures totaling $124 million have been notionally allocated to the Contingencies vote, as shown in Table 4.3. This amount is $37 million higher than reported in the second Quarterly Report, reflecting a $49 million increase associated with the Teachers’ Pension Plan liability resulting from the most recent actuarial valuation, partially offset by a reduction of $12 million as additional funding recommended by the Deputy Minister’s report for Community Living BC can be fully managed from within the Ministry of Social Development’s budget due to lower than anticipated expenditures.

The remaining $176 million has been reserved for other spending pressures which ministries and agencies are working to manage from within existing budgets, with additional funding provided from the Contingencies vote as necessary; as well as unforeseen costs arising from litigation, potential changes in accounting treatment, natural disasters and other contingent items.

Table 4.3 2012/13 Notional Allocations to Contingencies

		First	Second	Third
	Budget	Quarterly	Quarterly	Quarterly
($ millions)	2012	Report	Report	Report
2010 Sports and Arts Legacy	20	20	20	20
Climate Action and clean energy initiatives	40	40	40	40
Community Living BC anticipated caseload increases	12	12	12	—
Elections BC event-related funding	36	15	15	15
Teachers’ Pension Plan liability	—	—	—	49
Subtotal notional allocations	108	87	87	124
Reserved for unforeseen pressures related to litigation, caseload, natural disasters, and other contingent items	192	213	213	176
Total contingencies	300	300	300	300

Health Funding Report

As required under Part 14 of the Consumption Tax Rebate and Transition Act the following table shows the health funding report for 2012/13. The health funding plan provides details related to the 2013/14 to 2015/16 forecast period and is discussed in Part 1: Three Year Fiscal Plan.

Government spending on health services by function in 2011/12 (see Table 4.4) exceeded revenues from the harmonized sales tax, Medical Services Plan premiums, tobacco tax, Health Special Account, Canada Health Transfer and Wait Times Reduction Transfer by $4.7 billion and is projected to exceed these revenues in 2012/13 by $5.0 billion.

Table 4.4 Health Funding Report

	Public	Public	Updated
	Accounts	Accounts	Forecast
($ millions)	2010/11	2011/12	2012/13
Harmonized sales tax	4,176	5,779	6,003
Medical Services Plan premiums	1,787	1,919	2,043
Tobacco tax	735	637	617
Health Special Account	147	147	147
Canada Health Transfer	3,605	3,802	4,003
Wait Times Reduction Transfer	33	33	33
Total revenue from above sources	10,483	12,317	12,846
Total government spending on health	16,114	17,048	17,845
Health spending in excess of revenue	5,631	4,731	4,999

Budget and Fiscal Plan – 2013/14 to 2015/16

2012/13 Revised Financial Forecast (Third Quarterly Report)

Capital Spending

Total capital spending is forecast to be $6.8 billion in 2012/13, $184 million lower than the projection in the second Quarterly Report (see Table 4.5).

The change in taxpayer-supported capital spending is mainly due to lower projected capital spending by post-secondary institutions funded by external (non-provincial) sources and project scheduling changes. The forecast incorporates capital planning adjustments to meet fiscal targets.

The reduction in projected commercial Crown corporation capital expenditures mainly reflects a shift in timing for spending on numerous BC Hydro power transmission projects.

Table 4.5 2012/13 Capital Spending Update

	($ millions)
2012/13 capital spending – Budget 2012 Fiscal Plan (February 21, 2012)	7,103			7,103
2012/13 capital spending – first Quarterly Report (September 13, 2012)		6,909
2012/13 capital spending – second Quarterly Report (November 28, 2012)			6,951

	Q1	Q2	Q3	Total
	Update	Update	Update	Changes
Taxpayer-supported changes:
Project approvals since Budget 2012	91	22	58	171
Net changes in externally funded capital spending by post-secondary institutions	53	7	(49)	11
Project scheduling changes	222	(262)	(171)	(211)
Capital planning adjustments	(408)	262	146	—
Total taxpayer-supported	(42)	29	(16)	(29)

Self-supported changes:
BC Hydro – mainly scheduling shift on Dawson Creek/Chetwynd, Interior to Lower Mainland and Northwest transmission line projects, and Mica units 5 and 6 installation	(165)	—	(133)	(298)
Transportation Investment Corporation – timing of capital spending for Port Mann Bridge/Highway 1	20	15	(13)	22
Other	(7)	(2)	(22)	(31)
Total self-supported	(152)	13	(168)	(307)
Total changes	(194)	42	(184)	(336)
2012/13 capital spending – first Quarterly Report	6,909
2012/13 capital spending – second Quarterly Report		6,951
2012/13 capital spending – third Quarterly Report			6,767	6,767

Budget and Fiscal Plan – 2013/14 to 2015/16

2012/13 Revised Financial Forecast (Third Quarterly Report)

Provincial Debt

Total provincial debt is projected to be $245 million lower at March 31, 2013 compared to the projections in the second Quarterly Report, reflecting reductions in the projected taxpayer-supported debt, self-supported debt and the forecast allowance (see Table 4.6).

The $137 million reduction in taxpayer-supported debt is mainly due to an improved CRF cash position (related to improved operating results) and lower working capital requirements ($93 million), and changes in timing of funding grants to SUCH sector service delivery agencies and other agencies ($44 million) for capital spending.

The $58 million decline in self-supported debt primarily reflects reduced capital cash flow requirements for BC Hydro and offset by the increase for the Transportation Investment Corporation.

The reduction in government’s forecasted debt results in the key taxpayer-supported debt-to-GDP ratio of 17.0 per cent at the end of 2012/13, which remains unchanged from the second Quarterly Report.

Table 4.6 2012/13 Provincial Debt Update

	($ millions)
2012/13 provincial debt — Budget 2012 Fiscal Plan (February 21, 2012)	57,603			57,603
2012/13 provincial debt — first Quarterly Report (September 13, 2012)		56,736
2012/13 provincial debt — second Quarterly Report (November 28, 2012)			56,356

	Q1	Q2	Q3	Total
	Update	Update	Update	Changes
Taxpayer-supported changes:
Government operating:
– bonus bid cash proceeds	233	(9)	(5)	219
– other CRF operating results	(44)	(196)	(88)	(328)
Total operating debt changes	189	(205)	(93)	(109)
Capital debt:
– lower spending in 2011/12	(217)	—	—	(217)
– other capital spending impacts	235	(171)	(44)	20
– reduced provincial financing from capital planning adjustments	(264)	171	—	(93)
Total capital debt changes	(246)	—	(44)	(290)
Total taxpayer-supported	(57)	(205)	(137)	(399)
Self-supported changes:
BC Hydro — mainly impact of working capital and lower capital spending projections	(663)	(196)	(61)	(920)
Transportation Investment Corporation — impact of working capital changes	(77)	18	3	(56)
Other changes	(20)	53	—	33
Total self-supported	(760)	(125)	(58)	(943)
Forecast allowance changes:
Adjustment to forecast allowance	(50)	(50)	(50)	(150)
Total changes	(867)	(380)	(245)	(1,492)
2012/13 provincial debt — first Quarterly Report	56,736
2012/13 provincial debt — second Quarterly Report		56,356
2012/13 provincial debt — third Quarterly Report			56,111	56,111

Budget and Fiscal Plan – 2013/14 to 2015/16

2012/13 Revised Financial Forecast (Third Quarterly Report)

Risks to the Fiscal Forecast

There are a number of risks and pressures to the fiscal plan, including slower than expected economic growth in our trading partners resulting in lower demand for BC’s exports, and continuing instability in financial markets brought about by the European sovereign debt crisis.

Revenues in British Columbia can be volatile, largely due to the influence of the cyclical nature of the natural resource sector in the economy. Changes in energy or commodity prices, such as natural gas and lumber, may have a significant effect on revenue and the fiscal forecast.

The spending forecast contained in the fiscal plan is based on ministry and service delivery agency plans and strategies. Changes to planning assumptions, such as utilization or demand rates for government services in the health care, education, or community social services sectors, represent the main spending risks.

These risks are covered by the $300 million Contingencies vote and the $50 million forecast allowance.

Supplementary Schedules

The following tables provide the financial results for the nine months ended December 31, 2012, and the 2012/13 full-year forecast.

Table 4.7 2012/13 Operating Statement

	Year-to-Date to December 31				Full Year
	2012/13			Actual	2012/13			Actual
($ millions)	Budget	Actual	Variance	2011/12	Budget	Forecast	Variance	2011/12
Revenue	31,577	31,158	(419)	30,793	43,101	42,451	(650)	41,967
Expense	(31,731)	(31,067)	664	(31,669)	(43,869)	(43,629)	240	(43,807)
Surplus (deficit) before forecast allowance	(154)	91	245	(876)	(768)	(1,178)	(410)	(1,840)
Forecast allowance	—	—	—	—	(200)	(50)	150	—
Surplus (deficit)	(154)	91	245	(876)	(968)	(1,228)	(260)	(1,840)
Accumulated surplus beginning of the year	2,016	2,476	460	4,293	2,016	2,434	418	4,274
Accumulated surplus before comprehensive income	1,862	2,567	705	3,417	1,048	1,206	158	2,434
Accumulated other comprehensive income from self-supported Crown agencies	39	(31)	(70)	(17)	52	148	96	23
Accumulated surplus end of period	1,901	2,536	635	3,400	1,100	1,354	254	2,457

Budget and Fiscal Plan – 2013/14 to 2015/16

2012/13 Revised Financial Forecast (Third Quarterly Report)

Table 4.8 2012/13 Revenue by Source

	Year-to-Date to December 31				Full Year
	2012/13			Actual	2012/13			Actual
($ millions)	Budget	Actual	Variance	2011/12	Budget	Forecast	Variance	2011/12
Taxation
Personal income	4,882	5,099	217	4,740	6,630	6,950	320	6,427
Corporate income	1,585	1,564	(21)	1,399	2,266	2,202	(64)	2,022
Harmonized sales	4,520	4,487	(33)	4,375	6,003	6,003	—	5,779
Other sales (1)	74	107	33	119	98	134	36	150
Fuel	701	690	(11)	708	937	915	(22)	928
Carbon	821	809	(12)	683	1,172	1,172	—	959
Tobacco	508	462	(46)	488	652	617	(35)	637
Property	1,497	1,478	(19)	1,406	2,013	1,991	(22)	1,913
Property transfer	712	627	(85)	767	893	778	(115)	944
Other (2)	318	323	5	309	424	425	1	406
	15,618	15,646	28	14,994	21,088	21,187	99	20,165
Natural resources
Natural gas royalties	295	117	(178)	267	398	144	(254)	339
Forests	362	384	22	311	533	543	10	482
Other natural resource (3)	1,509	1,377	(132)	1,493	2,055	1,815	(240)	1,991
	2,166	1,878	(288)	2,071	2,986	2,502	(484)	2,812
Other revenue
Medical Services Plan premiums	1,519	1,534	15	1,436	2,047	2,043	(4)	1,919
Other fees (4)	1,958	2,056	98	2,040	2,876	2,891	15	2,809
Investment earnings	794	799	5	751	1,083	1,093	10	1,042
Miscellaneous (5)	2,241	1,950	(291)	1,911	3,047	2,789	(258)	2,833
	6,512	6,339	(173)	6,138	9,053	8,816	(237)	8,603
Contributions from the federal government
Health and social transfers	4,262	4,222	(40)	4,037	5,682	5,632	(50)	5,384
Harmonized sales tax transition payment	—	—	—	580	—	—	—	580
Other federal contributions (6)	1,061	982	(79)	1,023	1,575	1,575	—	1,743
	5,323	5,204	(119)	5,640	7,257	7,207	(50)	7,707
Commercial Crown corporation net income
BC Hydro	301	340	39	364	566	516	(50)	558
Liquor Distribution Branch	726	738	12	726	906	906	—	909
BC Lotteries (net of payments to the federal government)	840	848	8	818	1,115	1,115	—	1,099
ICBC	99	179	80	31	146	249	103	102
Transportation Investment Corporation (Port Mann)	(32)	(35)	(3)	(11)	(48)	(72)	(24)	(17)
Other	24	21	(3)	22	32	25	(7)	29
	1,958	2,091	133	1,950	2,717	2,739	22	2,680
Total revenue	31,577	31,158	(419)	30,793	43,101	42,451	(650)	41,967

(1) Includes social service tax, continuation of the tax on designated property and hotel room tax.

(2) Corporation capital and insurance premium taxes.

(3) Columbia River Treaty, other energy and minerals, water rental and other resources.

(4) Post-secondary, healthcare-related, motor vehicle, and other fees.

(5) Includes asset dispositions, reimbursements for health care and other services provided to external agencies, and other recoveries.

(6) Includes contributions for health, education, community development, housing and social service programs, and transportation projects.

Budget and Fiscal Plan – 2013/14 to 2015/16

2012/13 Revised Financial Forecast (Third Quarterly Report)

Table 4.9 2012/13 Expense by Ministry, Program and Agency (1)

	Year-to-Date to December 31				Full Year
	2012/13			Actual	2012/13			Actual
($ millions)	Budget	Actual	Variance	2011/12 (2)	Budget	Forecast	Variance	2011/12 (2)
Office of the Premier	7	6	(1)	7	9	9	—	9
Aboriginal Relations and Reconciliation	60	55	(5)	56	80	80	—	92
Advanced Education, Innovation and Technology	1,488	1,488	—	1,495	1,981	1,981	—	1,977
Agriculture	55	63	8	60	68	68	—	74
Children and Family Development	988	970	(18)	983	1,333	1,331	(2)	1,332
Citizens’ Services and Open Government	404	379	(25)	393	533	532	(1)	562
Community, Sport and Cultural Development	222	203	(19)	218	311	311	—	404
Education	3,974	3,940	(34)	3,950	5,315	5,315	—	5,264
Energy, Mines and Natural Gas	330	363	33	310	449	449	—	453
Environment	90	94	4	95	129	128	(1)	143
Finance	132	96	(36)	63	173	172	(1)	189
Forests, Lands and Natural Resource Operations	444	499	55	404	602	667	65	562
Health	12,083	11,892	(191)	11,429	16,177	15,927	(250)	15,567
Jobs, Tourism and Skills Training	163	174	11	167	232	230	(2)	261
Justice	835	833	(2)	806	1,110	1,145	35	1,174
Social Development	1,836	1,803	(33)	1,805	2,457	2,456	(1)	2,427
Transportation and Infrastructure	588	588	—	549	807	804	(3)	807
Total ministries and Office of the Premier	23,699	23,446	(253)	22,790	31,766	31,605	(161)	31,297
Management of public funds and debt	965	898	(67)	942	1,287	1,197	(90)	1,238
Contingencies	225	2	(223)	—	300	300	—	22
Funding for capital expenditures	624	546	(78)	787	1,062	999	(63)	1,182
Refundable tax credit transfers	788	787	(1)	690	1,091	1,184	93	969
Legislative and other appropriations	94	83	(11)	94	125	125	—	132
Subtotal	26,395	25,762	(633)	25,303	35,631	35,410	(221)	34,840
Liability for reimbursement of HST transition funding	—	—	—	1,599	—	—	—	1,599
Prior year liability adjustments	—	(44)	(44)	(14)	—	(87)	(87)	(99)
Consolidated revenue fund expense	26,395	25,718	(677)	26,888	35,631	35,323	(308)	36,340
Expenses recovered from external entities	1,890	1,918	28	1,844	2,756	2,878	122	2,689
Funding provided to service delivery agencies	(15,636)	(15,646)	(10)	(15,689)	(21,127)	(21,242)	(115)	(21,199)
Total direct program spending	12,649	11,990	(659)	13,043	17,260	16,959	(301)	17,830
Service delivery agency expense
School districts	4,008	4,002	(6)	3,958	5,569	5,598	29	5,500
Universities	2,916	2,806	(110)	2,741	4,050	4,024	(26)	3,807
Colleges and institutes	784	788	4	784	1,095	1,122	27	1,095
Health authorities and hospital societies	8,945	9,058	113	8,718	12,431	12,457	26	12,116
Other service delivery agencies	2,429	2,423	(6)	2,425	3,464	3,469	5	3,459
	19,082	19,077	(5)	18,626	26,609	26,670	61	25,977
Total expense	31,731	31,067	(664)	31,669	43,869	43,629	(240)	43,807

(1) Reflects government’s organization that was in effect at January 31, 2013.

(2) Restated to reflect government’s current accounting policies.

Budget and Fiscal Plan – 2013/14 to 2015/16

2012/13 Revised Financial Forecast (Third Quarterly Report)

Table 4.10 2012/13 Expense By Function

	Year-to-Date to December 31				Full Year
	2012/13			Actual	2012/13			Actual
($ millions)	Budget	Actual	Variance	2011/12 (1)	Budget	Forecast	Variance	2011/12 (1)
Health:
Medical Services Plan	3,039	3,022	(17)	2,924	4,162	4,116	(46)	4,004
Pharmacare	963	915	(48)	913	1,210	1,154	(56)	1,147
Regional services	8,617	8,544	(73)	8,030	11,840	11,759	(81)	11,255
Other healthcare expenses (2)	498	524	26	481	758	816	58	642
	13,117	13,005	(112)	12,348	17,970	17,845	(125)	17,048
Education:
Elementary and secondary	4,218	4,226	8	4,156	5,973	5,963	(10)	5,885
Post-secondary	3,697	3,612	(85)	3,564	5,204	5,191	(13)	4,917
Other education expenses (3)	305	248	(57)	284	584	534	(50)	436
	8,220	8,086	(134)	8,004	11,761	11,688	(73)	11,238
Social services:
Social assistance (2),(3)	1,175	1,168	(7)	1,179	1,545	1,564	19	1,550
Child welfare (2)	802	806	4	815	1,060	1,013	(47)	1,112
Low income tax credit transfers	388	387	(1)	378	523	533	10	509
Community living and other services	563	573	10	541	800	789	(11)	769
	2,928	2,934	6	2,913	3,928	3,899	(29)	3,940
Protection of persons and property	1,090	1,054	(36)	1,030	1,380	1,390	10	1,512
Transportation	1,146	1,119	(27)	1,069	1,655	1,583	(72)	1,544
Natural resources and economic development	1,312	1,340	28	1,220	1,792	1,987	195	1,881
Other	920	910	(10)	851	1,360	1,370	10	1,394
Contingencies	225	2	(223)	—	300	300	—	22
General government	915	845	(70)	2,455	1,207	1,165	(42)	2,845
Debt servicing	1,858	1,772	(86)	1,779	2,516	2,402	(114)	2,383
Total expense	31,731	31,067	(664)	31,669	43,869	43,629	(240)	43,807

(1) Restated to reflect government’s current organization and accounting policies.

(2) Payments for healthcare services by the Ministry of Social Development and the Ministry of Children and Family Development made on behalf of their clients are reported in the Health function.

(3) Payments for training costs by the Ministry of Social Development made on behalf of its clients are reported in the Education function.

Budget and Fiscal Plan – 2013/14 to 2015/16

2012/13 Revised Financial Forecast (Third Quarterly Report)

Table 4.11 2012/13 Capital Spending

	Year-to-Date to December 31				Full Year
	2012/13			Actual	2012/13			Actual
($ millions)	Budget	Actual	Variance	2011/12	Budget	Forecast	Variance	2011/12
Taxpayer-supported
Education
School districts	365	383	18	438	486	490	4	560
Post-secondary institutions	516	333	(183)	416	688	749	61	662
Health	659	382	(277)	391	879	850	(29)	732
BC Transportation Financing Authority	802	792	(10)	865	1,069	1,079	10	921
BC Transit	68	29	(39)	31	90	59	(31)	37
BC Place redevelopment	—	—	—	173	—	8	8	194
Government operating (ministries)	341	147	(194)	151	454	377	(77)	245
Other (1)	68	70	2	167	91	116	25	221
Total taxpayer-supported	2,819	2,136	(683)	2,632	3,757	3,728	(29)	3,572
Self-supported
BC Hydro	1,678	1,473	(205)	1,385	2,361	2,063	(298)	1,917
Columbia River power projects (2)	74	74	—	64	122	120	(2)	108
Transportation Investment Corporation (Port Mann)	496	540	44	594	606	628	22	734
BC Rail	10	6	(4)	8	13	11	(2)	9
ICBC	72	59	(13)	79	101	77	(24)	92
BC Lottery Corporation	87	57	(30)	52	116	118	2	74
Liquor Distribution Branch	20	5	(15)	12	27	22	(5)	19
Total self-supported	2,437	2,214	(223)	2,194	3,346	3,039	(307)	2,953
Total capital spending	5,256	4,350	(906)	4,826	7,103	6,767	(336)	6,525

(1) Includes BC Housing Management Commission, Provincial Rental Housing Corporation and other service delivery agencies.

(2) Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

Budget and Fiscal Plan – 2013/14 to 2015/16

2012/13 Revised Financial Forecast (Third Quarterly Report)

Table 4.12 2012/13 Provincial Debt (1)

	Year-to-Date to December 31				Full Year
	2012/13			Actual	2012/13			Actual
($ millions)	Budget	Actual	Variance	2011/12	Budget	Forecast	Variance	2011/12
Taxpayer-supported debt
Provincial government operating	6,191	5,859	(332)	4,557	6,590	6,481	(109)	5,117
Provincial government general capital	2,696	2,696	—	2,696	2,696	2,696	—	2,696
Provincial government operating	8,887	8,555	(332)	7,253	9,286	9,177	(109)	7,813
Other taxpayer-supported debt (mainly capital)
Education (2)
School districts	6,872	6,712	(160)	6,282	6,985	6,874	(111)	6,407
Post-secondary institutions	4,315	4,231	(84)	4,152	4,349	4,307	(42)	4,185
	11,187	10,943	(244)	10,434	11,334	11,181	(153)	10,592
Health (2),(3)	5,727	5,477	(250)	5,081	5,864	5,768	(96)	5,293
Highways and public transit BC Transportation Financing Authority (4)	6,771	6,865	94	6,207	7,074	7,121	47	6,287
Public transit	1,000	1,000	—	999	999	1,000	1	1,000
Sky Train extension	1,175	1,174	(1)	1,175	1,175	1,174	(1)	1,174
BC Transit	179	165	(14)	187	176	162	(14)	183
	9,125	9,204	79	8,568	9,424	9,457	33	8,644
Other
Social housing (5)	662	685	23	649	660	722	62	674
Provincial government general capital	1,167	943	(224)	718	1,277	1,192	(85)	808
BC Pavilion Corporation	378	383	5	371	378	398	20	383
BC Immigrant Investment Fund	400	366	(34)	374	395	366	(29)	398
Other (6)	116	76	(40)	91	118	76	(42)	87
	2,723	2,453	(270)	2,203	2,828	2,754	(74)	2,350
Total other taxpayer-supported	28,762	28,077	(685)	26,286	29,450	29,160	(290)	26,879
Total taxpayer-supported debt	37,649	36,632	(1,017)	33,539	38,736	38,337	(399)	34,692
Self-supported debt
Commercial Crown corporations
BC Hydro	15,183	14,143	(1,040)	13,318	15,336	14,416	(920)	12,978
Columbia River power projects (7)	478	476	(2)	480	476	475	(1)	481
BC Lotteries	120	150	30	90	128	133	5	90
Transportation Investment Corporation (Port Mann)	2,173	2,503	330	1,723	2,554	2,498	(56)	1,779
Post-secondary institutions’ subsidiaries	173	202	29	173	173	202	29	173
	18,127	17,474	(653)	15,784	18,667	17,724	(943)	15,501
Warehouse borrowing program	—	250	250	2,527	—	—	—	—
Total self-supported debt	18,127	17,724	(403)	18,311	18,667	17,724	(943)	15,501
Forecast allowance	—	—	—	—	200	50	(150)	—
Total provincial debt	55,776	54,356	(1,420)	51,850	57,603	56,111	(1,492)	50,193

(1) Debt is after deduction of sinking funds and unamortized discounts, and excludes accrued interest. Government direct and fiscal agency accrued interest is reported in the government’s accounts as an accounts payable.

(2) Includes debt and guarantees incurred by the government on behalf of school districts, universities, colleges and health authorities/hospital societies (SUCH), and debt directly incurred by these entities.

(3) Health facilities’ debt includes public-private partnership obligations of $957 million for the nine months ended December 31, 2011, $1,035 million for the nine months ended December 31, 2012, $995 million for fiscal 2011/12 and $1,111 million for fiscal 2012/13.

(4) BC Transportation Financing Authority debt includes public-private partnership obligations of $875 million for the nine months ended December 31, 2011, $927 million for the nine months ended December 31, 2012, $890 million for fiscal 2011/12 and $973 million for fiscal 2012/13.

(5) Includes the BC Housing Management Commission and the Provincial Rental Housing Corporation.

(6) Includes service delivery agencies, student loan guarantees, loan guarantees to agricultural producers, guarantees issued under economic development and home mortgage assistance programs and loan guarantee provisions.

(7) Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

Budget and Fiscal Plan – 2013/14 to 2015/16

2012/13 Revised Financial Forecast (Third Quarterly Report)

Table 4.13 2012/13 Statement of Financial Position

	Actual	Year-to-Date	Forecast
	March 31,	December 31,	March 31,
($ millions)	2012	2012	2013
Financial assets
Cash and temporary investments	3,239	3,125	3,153
Other financial assets	8,133	7,663	7,878
Sinking funds	1,491	1,743	1,769
Investments in commercial Crown corporations:
Retained earnings	6,676	7,127	7,328
Recoverable capital loans	14,846	16,795	17,046
	21,522	23,922	24,374
Warehouse borrowing program assets	—	250	—
	34,385	36,703	37,174
Liabilities
Accounts payable and accrued liabilities	8,833	7,822	9,047
Deferred revenue	10,571	10,215	9,823
Debt:
Taxpayer-supported debt	34,692	36,632	38,337
Self-supported debt	15,501	17,724	17,724
Forecast allowance	—	—	50
Total provincial debt	50,193	54,356	56,111
Add: debt offset by sinking funds	1,491	1,743	1,769
Less: guarantees and non-guaranteed debt	(730)	(743)	(708)
Financial statement debt	50,954	55,356	57,172
	70,358	73,393	76,042
Net liabilities	(35,973)	(36,690)	(38,868)
Capital and other non-financial assets
Tangible capital assets	35,763	36,424	37,406
Other non-financial assets	2,667	2,802	2,816
	38,430	39,226	40,222
Accumulated surplus (deficit)	2,457	2,536	1,354

Changes in Financial Position

	Year-to-Date	Forecast
	December 31,	March 31,
($ millions)	2012	2013
(Surplus) deficit for the period	(91)	1,228
Comprehensive income (increase) decrease	12	(125)
(Increase) decrease in accumulated surplus	(79)	1,103
Capital and other non-financial asset changes:
Increase in taxpayer-supported capital investments	2,136	3,728
Less: amortization and other accounting changes	(1,475)	(2,085)
Change in net capital assets	661	1,643
Increase (decrease) in other non-financial assets	135	149
	796	1,792
Increase (decrease) in net liabilities	717	2,895
Investment and working capital changes:
Increase (reduction) in cash and temporary investments	(114)	(86)
Increase in total investment in commercial Crown corporations:
Increase (decrease) in retained earnings	451	652
Self-supported capital investments	2,214	3,039
Less: loan repayments and other accounting changes	(265)	(839)
	2,400	2,852
Other working capital changes	1,399	557
	3,685	3,323
Increase (decrease) in financial statement debt	4,402	6,218
(Increase) decrease in sinking fund debt	(252)	(278)
Increase (decrease) in guarantees and non-guaranteed debt	13	(22)
Increase (decrease) in total provincial debt	4,163	5,918

Budget and Fiscal Plan – 2013/14 to 2015/16

APPENDICES

A1	Tax Expenditures	113
A1.1	Personal Income Tax — Tax Expenditures	116
A1.2	Corporate Income Tax — Tax Expenditures	117
A1.3	Property Taxes — Tax Expenditures	117
A1.4	Consumption Taxes — Tax Expenditures	118
A2	Interprovincial Comparisons of Tax Rates — 2013	119
A3	Comparison of Provincial and Federal Taxes by Province — 2013	120
A4	Interprovincial Comparisons of Provincial Personal Income Taxes Payable — 2013	122
A5	Material Assumptions — Revenue	123
A6	Natural Gas Price Forecasts: 2013/14 to 2015/16	128
A7	Material Assumptions — Expense	129
A8	Operating Statement — 2006/07 to 2015/16	131
A9	Revenue by Source — 2006/07 to 2015/16	132
A10	Revenue by Source Supplementary Information — 2006/07 to 2015/16	133
A11	Expense by Function — 2006/07 to 2015/16	134
A12	Expense by Function Supplementary Information — 2006/07 to 2015/16	135
A13	Full-Time Equivalents (FTEs) 2006/07 to 2015/16	136
A14	Capital Spending — 2006/07 to 2015/16	137
A15	Statement of Financial Position — 2006/07 to 2015/16	138
A16	Changes in Financial Position — 2006/07 to 2015/16	139
A17	Provincial Debt — 2006/07 to 2015/16	140
A18	Provincial Debt Supplementary Information — 2006/07 to 2015/16	141
A19	Key Provincial Debt Indicators — 2006/07 to 2015/16	142

Budget and Fiscal Plan – 2013/14 to 2015/16

Appendices

A1: Tax Expenditures

Introduction

A tax expenditure is the reduction in revenues from delivering government programs or benefits through the tax system. Tax expenditures are usually made by offering special tax rates, exemptions, or tax credits. Governments introduce tax expenditures primarily to achieve social policy objectives such as transfers to lower income families or to promote economic development and job creation.

Reporting tax expenditures improves government accountability by providing a more complete picture of government activities. The tax expenditure appendix does not include tax expenditures introduced or expanded in Budget 2013. These are described in Part 2: Tax Measures. Beginning with Budget 2012, refundable tax transfers are accounted for in a voted appropriation. This change does not affect the reporting of tax expenditure costs in the following tables.

The Role of Tax Expenditure Programs

Using the tax system to deliver programs can reduce administration costs and compliance costs for recipients. In certain situations, the tax system allows intended beneficiaries to be readily identified from information that is already collected. In these cases setting up a separate expenditure program would result in costly overlap and duplication of effort. An example is the BC Low Income Climate Action Tax Credit, which is delivered through the income tax system. If this were a direct provincial expenditure program, a provincial agency or office would have to be established to duplicate much of the work already done by the Canada Revenue Agency. In addition, it would require individuals to undertake a separate, time-consuming application process to qualify for the benefit.

There are, however, several potential drawbacks to tax expenditure programs. First, their overall cost often receives less public scrutiny than is the case for spending programs because annual budget appropriations by the legislature are not typically required. Second, tax expenditure programs do not always effectively target those who are intended to benefit from them. Some tax expenditure programs that are intended to provide tax relief for low income earners may, in reality, confer the greatest benefit on high income earners who pay the most taxes. Finally, costs are often more difficult to control under a tax expenditure program because the benefits tend to be more open-ended and enforcement is often more difficult than for spending programs.

Tax Expenditure Reporting

Not all tax reductions, credits and exemptions are classed as tax expenditures.

The emphasis is on tax reductions, exemptions and refunds that are close equivalents to spending programs. By implication, the list does not include tax measures designed to meet broad tax policy objectives such as improving fairness in the tax system, or measures designed to simplify the administration of the tax. The list also does not include anything that is not intended to be part of a tax base.

Tax expenditures that cost less than $2 million are generally not included. Where practical, smaller items have been presented together as an aggregate figure.

Budget and Fiscal Plan – 2013/14 to 2015/16

Appendices

British Columbia Tax Expenditures

The following tables report tax expenditure estimates.

The cost of individual tax expenditures cannot be added together to reach a total tax expenditure figure for two reasons:

•             in some cases the programs interact with one another so that eliminating one program could increase or decrease the cost of another; and

•             eliminating certain tax expenditure programs could change the choices taxpayers make, which in turn would affect the cost estimates.

The estimates for each tax expenditure are based on a static analysis of the costs and do not take into account any behavioral changes which could change the costs over time. In addition, estimates are generally recalculated each year using current data sources and using refinements to the methods of estimation that can result in significant changes to the value of a given tax expenditure from prior years’ reports.

In Table A1.1, Personal Income Tax — Tax Expenditures, the list of tax expenditures delivered through the income tax system has been separated into two sub-categories.

•             Provincial Measures: This includes all major tax expenditures that are under provincial policy control.

•             Federal Measures: British Columbia shares the cost of some federal income tax expenditure programs because, under the tax collection agreement between British Columbia and the federal government, the province has agreed to maintain a consistent income tax base with the federal government in the interest of reducing administration and compliance costs.

Harmonized Sales Tax

The Harmonized Sales Tax (HST) combines the seven per cent BC rate with the 5 per cent federal Goods and Services Tax (GST) rate for a combined HST rate of 12 per cent.

The federal portion of the HST applies to the same goods and services that were taxable under the GST. The provincial portion of the HST applies to the same goods and services that were subject to GST, except items eligible for a provincial point-of-sale rebate or credit.

Exemptions, zero-rating and other measures that apply for the purposes of the federal portion of the HST also apply for the provincial portion of the HST. BC also provides a number of provincial rebates and credits.

BC provides point-of-sale rebates for the provincial portion of the HST on motor fuels, child-sized clothing and footwear, children’s car seats and car booster seats, children’s diapers, and feminine hygiene products. Purchasers pay only the five per cent federal portion of HST on point-of-sale rebate items.

There is also a provincial Residential Energy Credit. The credit is equal to the provincial portion of the HST payable on the purchase of residential energy (excluding service and administration charges).

Budget and Fiscal Plan – 2013/14 to 2015/16

Appendices

Other rebates provided by the province include the BC New Housing Rebate, the BC HST Credit for low and modest income families and individuals, and rebates for public service bodies, including municipalities and other eligible local government entities, universities and public colleges, school authorities, hospital authorities, registered charities and qualifying non-profit organizations.

During the summer of 2011, British Columbians had the opportunity to participate in a province-wide referendum on the HST. On August 26, 2011, Elections BC announced that British Columbians had voted in favour of eliminating the HST and returning to the PST/GST system.

Following the referendum results, government committed to make the transition back to the PST/GST system. The PST will be re-implemented effective April 1, 2013. The HST, including provincial HST rebates and credits, will remain in place until the PST is re-implemented.

HST tax expenditures are shown in Table A1.4.

Budget and Fiscal Plan – 2013/14 to 2015/16

Appendices

Table A1.1 Personal Income Tax — Tax Expenditures

			2012/13
			Estimated Cost
			($ millions)
	Personal Income Tax
	Provincial Measures
	BC Low Income Climate Action Tax Credit		195
	BC HST Credit		320
	Training tax credit		10
	Venture capital tax credit		21
	Employee venture capital tax credit		2
	BC mining flow-through tax credit		10
	Political contributions tax credit		2
	BC Seniors’ Home Renovation Tax Credit		27
	Provincial Non-Refundable Credits: (1)
	• Charitable donations tax credit		173
	• Tax credits for tuition and education		39
	• Tax credits for persons with disability and medical expenses		65
	• Pension income tax credit		23
	• Credit for persons older than 65 years		56
	• Married and equivalent-to-married credits		95
	• Tax credit for Canada Pension Plan contributions		133
	• Tax credit for Employment Insurance premiums paid		43
	• Children’s Fitness and Arts tax credits		9
	Federal Measures (2)
	• Pension income splitting		52
	• Child care expense deduction		39
	• Exemption from capital gains up to $750,000 for small businesses and family farms		36
	• Deduction for residents of northern and isolated areas		9
	• Non-taxation of business-paid health and dental benefits		151
	• Tax-Free Savings Accounts		12
	• Registered Retirement Savings Plans: (3)
• exemption for	– contributions	354
	– investment earnings	366
• taxation of	– withdrawals	(245)
	Total		475
	• Registered Pension Plans: (3)
• exemption for	– contributions	568
	– investment earnings	535
• taxation of	– withdrawals	(354)
	Total		749

(1)    Provincial non-refundable credits are generally based on estimates of credit claims by British Columbia residents.

(2)    These measures are federal measures but the estimates show only the provincial revenue loss. Each measure is calculated from the 2011 federal costs as reported in Government of Canada: Tax Expenditures and Evaluations, 2011, by applying British Columbia residents’ share of the measure and the relevant tax rates, and increasing by projected personal income growth. Certain tax expenditure items have been excluded where no data were available or the amounts were immaterial.

(3)    Registered retirement savings plans and registered pension plans are treated in the same way as in the federal tax expenditure report. The tax expenditure associated with these plans is presented as the amount of tax that would otherwise be paid in the year of deferral, were the deferral not available. However, this type of estimate overstates the true costs of these preferences because taxes are eventually paid, including tax on investment earnings. An estimate that does not overstate these costs would, however, be difficult to develop and would require some largely speculative assumptions.

Budget and Fiscal Plan – 2013/14 to 2015/16

Appendices

Table A1.2 Corporate Income Tax — Tax Expenditures

		2012/13
		Estimated Cost
		($ millions)
Corporate Income Tax*
Charitable donations deduction (1)		34
Training tax credit		5
Film and television tax credits (2)
– Film and video tax credit	81
– Production services tax credit	356
Total		437
International business activities tax refund (3)		20
Scientific Research and Experimental Development Tax Credit		161
Mining Exploration Tax Credit		49
Interactive Digital Media Tax Credit		23

*            Includes prior year adjustments for refundable tax credits.

(1)    The deduction offered for corporate charitable donations is a federal measure, but the estimate shows only the provincial revenue loss. This is calculated from the 2011 federal cost as reported in Government of Canada: Tax Expenditures and Evaluations, 2011, by applying British Columbia’s share of corporate taxable income and the relevant tax rates to the federal estimate and increasing it by corporate income tax revenue growth.

(2)    Includes prior year adjustments of $11 million for the film and video tax credit and $95 million for the production services tax credit.

(3)    Includes employee income tax refunds.

Table A1.3 Property Taxes — Tax Expenditures

2012/13
Estimated Cost
($ millions)
School and Rural Area Property Tax
Assessment exemption of $10,000 for industrial and business properties (1)	8
Overnight tourist accommodation assessment relief (1)	3
Home Owner Grant (2)	804
Property Transfer Tax
Exemption for first-time home buyers	63
Exemptions for the following:
• Property transfers between related individuals	78
• Property transfers to municipalities, regional districts, hospital districts, library boards, school boards, water districts and educational institutions	8
• Property transfers to charities registered under the Income Tax Act (Canada)	5

(1) Estimates are for the 2012 calendar year and include only school and rural area property taxes levied by the province.

(2) The Home Owner Grant includes the Northern and Rural Homeowner Benefit. The cost shown is for the 2012/13 fiscal year.

Budget and Fiscal Plan – 2013/14 to 2015/16

Appendices

Table A1.4 Consumption Taxes — Tax Expenditures

2012/13
Estimated Cost
($ millions)
Fuel Tax
Tax exemption for alternative fuels	15
Tax exemption for international flights (jet fuel)	20
Tax exemption for farmers	2
Tax exemption for compressor fuel used to transmit natural gas from wellhead to processing plant	16
Harmonized Sales Tax

BC-specific Rebates and Credits (1)
BC Point-of-Sale Rebates
Motor fuels	293
Books	30
Child-sized clothing and footwear	35
Children’s car seats/booster seats	2
Feminine hygiene products and children’s diapers	11
BC Public Service Body Rebates
Municipalities and other eligible local government entities	228
Universities and public colleges	81
School authorities	82
Hospital authorities	99
Registered charities and qualifying non-profit organizations	60
Other BC Measures
BC New Housing Rebate (2)	535
Residential Energy Credit	217

Exemptions, Zero-rating and Other Measures Shared with the Federal Government (3)
Zero-rating of basic groceries	755
Zero-rating of prescription drugs	115
Zero-rating of medical devices	38
Exemption for residential rent (long term)	155
Exemption for health care services	119
Exemption for child care and personal services	25
Exemption for education services (tuition)	340
Exemption for water and basic garbage collection services	50
Exemption for municipal transit	36
Exemption for ferry, road and bridge tolls	9
Exemption and rebate for legal aid services	5
Foreign Convention and Tour Incentive Program	2
Small suppliers’ threshold	33
Exemption for certain supplies made by charities and non-profit organizations	171

(1)    Estimates are based on Statistics Canada data and/or administrative data.

(2)    The new housing rebate cost does not include foregone HST revenue related to grandparented purchases of new housing. There is no provincial HST on grandparented new housing purchases. This foregone revenue is taken into account in gross HST revenue estimates.

(3)    The estimates show provincial foregone revenue only. Estimates are derived by increasing table A1.4 estimates from the 2012/13-2014/15 Budget and Fiscal Plan by the applicable GDP growth rates from Statistics Canada’s Income and Expenditure Accounts for British Columbia.

Budget and Fiscal Plan – 2013/14 to 2015/16

Appendices

Table A2 Interprovincial Comparisons of Tax Rates — 2013 (Rates known and in effect as of February 1, 2013)(1)

	British		Saskat-				New	Nova	Prince Edward	New-
Tax	Columbia	Alberta	chewan	Manitoba	Ontario	Quebec	Brunswick	Scotia	Island	foundland
Corporation income tax (2) (per cent of taxable income)
General rate	10	10	12	12	11.5	11.9	10	16	16	14
Manufacturing rate	10	10	10	12	10	11.9	10	16	16	5
Small business rate	2.5	3	2	0	4.5	8	4.5	3.5	1	4
Small business threshold ($000s)	500	500	500	400	500	500	500	400	500	500
Corporation capital tax
Non-financial	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Financial	Nil	Nil	.7/3.25	4.0	Nil	Nil	4.0	4.0	5.0	4.0
Health care premiums/month (3)
Individual/family	66.5/133	Nil	Nil	Nil	Nil	up to 83/167	Nil	Nil	Nil	Nil
Payroll tax (per cent) (4)	Nil	Nil	Nil	2.15	1.95	4.26	Nil	Nil	Nil	2.0
Insurance premium tax (per cent) (5)	2-4.4	2-3	3-4	2-3	2-3.5	2-3	2-3	3-4	3.5	4
Fuel tax (cents per litre) (6)
Gasoline	21.17	9.0	15.0	14.0	23.3	29	22.2	26.6	15.8	25.6
Diesel	22.67	9.0	15.0	14.0	23.3	30.8	28.9	27.1	20.2	26.4
Sales tax (per cent) (7)
General rate	7	Nil	5	7	8	9.975	8	10	10	8
Tobacco tax (dollars per carton of 200 cigarettes) (8)	42.81	40.00	46.40	56.72	30.36	25.80	40.40	51.94	50.80	44.72

(1)  Rates shown are those known and in effect as of February 1, 2013.

(2)  BC intends to increase its general corporate income tax rate to 11 per cent effective April 1, 2013. Ontario plans to reduce its general corporate income tax rate to 10 per cent when it returns to a balanced budget.

(3)  British Columbia has a two-person rate of $120.50; rates will increase effective January 1, 2014 to $69.25 per month for single persons, $125.50 for two-person families, and $138.50 for families of three or more persons. British Columbia provides premium assistance in the form of lower rates or an exemption from premiums for lower income individuals and families. Quebec levies a health contribution that varies with income. Quebec’s health contribution is capped at $150 annually per adult for modest income earners and increases to a maximum of $1,000 annually per adult for high income earners. Ontario levies a health premium as part of its provincial personal income tax system.

(4)  Provinces with payroll taxes provide payroll tax relief for small businesses. Quebec also levies a compensation tax of up to 2.8 per cent on salaries and wages paid by financial institutions.

(5)  The lower rate applies to premiums for life, sickness and accident insurance; the higher rate applies to premiums for property insurance including automobile insurance. In Ontario, Quebec and Newfoundland and Labrador specific sales taxes also apply to insurance premiums, except those related to individual life and health.

(6)  Tax rate is for regular fuel used on highways and includes all provincial taxes payable by consumers at the pump. The British Columbia rate includes 6.75 cents per litre dedicated to the BC Transportation Financing Authority and the carbon tax rates of 6.67 cents per litre for gasoline and 7.67 cents per litre for diesel. The British Columbia rates do not include regional taxes that effectively increase the gasoline and diesel tax rates by 11 cents per litre in the South Coast British Columbia transportation service region and by 3.5 cents per litre in the Capital Regional District. The tax rates for Ontario, Quebec, New Brunswick, Nova Scotia and Newfoundland and Labrador include provincial sales tax based on average pump prices as of January 2013. In British Columbia, gasoline and diesel fuel are eligible for a point of sale rebate of the provincial portion of the HST. The Prince Edward Island rate consists of an ad valorem tax rate capped at 8.7 cents per litre and a volume-based motor fuel tax rate set at 7.1 cents per litre for gasoline and 11.5 cents per litre for diesel fuel. Prince Edward Island intends to adjust their fuel tax rates after harmonizing with the GST to keep the tax applied to fuel constant (specifics of rate changes have not been announced). Manitoba’s rates for gasoline and diesel increased from 11.5 cents per litre to 14 cents per litre on May 1, 2012. Quebec intends to increase the tax imposed on gasoline and diesel by 1 cent per litre effective April 1, 2013.

(7)  The rates shown are statutory rates. Prince Edward Island currently imposes tax on the purchase price including GST, but is harmonizing with the federal GST on April 1, 2013. Prince Edward Island’s rate will decrease from 10% to 9% as part of harmonizing with the GST on April 1, 2013. As part of its GST harmonization, Quebec’s tax rate increased from 9.5 to 9.975% but will no longer apply on top of GST. British Columbia, Ontario, Nova Scotia, New Brunswick and Newfoundland and Labrador also have harmonized their sales taxes with the federal GST. Alberta imposes a 4 per cent tax on short-term rental accommodation. BC intends to return to a retail sales tax (PST) with a general rate of 7 per cent effective April 1, 2013.

(8)  Includes estimated provincial sales tax in all provinces except Alberta, Quebec and Prince Edward Island. Manitoba increased its tax rates from $45.00 to $50.00 per carton effective April 17, 2012. British Columbia intends to increase its tobacco tax rate from $37.00 per carton to $42.60 per carton effective April 1, 2013 as part of re-implementing the Provincial Sales Tax. British Columbia intends to increase its tobacco tax rate to $44.60 per carton effective October 1, 2013.

Budget and Fiscal Plan – 2013/14 to 2015/16

Appendices

Table A3 Comparison of Provincial and Federal Taxes by Province — 2013

Tax		British Columbia	Alberta	Saskat- chewan	Manitoba	Ontario	Quebec	New Brunswick	Nova Scotia	Prince Edward Island	New- foundland
		( $ )
Two Income Family of Four - $90,000
1.	Provincial Income Tax	3,161	4,316	4,059	6,605	3,995	7,701	5,638	6,825	6,855	5,528
	Net Child Benefits	0	139	0	—	0	-2,054	0	0	—	0
2.	Property Tax - Gross	3,673	2,903	4,411	3,366	4,977	4,964	4,870	4,099	3,467	2,730
	- Net	3,103	2,903	4,411	2,666	4,977	4,964	4,870	4,099	3,467	2,730
3.	Sales Tax	1,378	13	1,014	1,482	1,976	2,500	2,011	2,355	2,093	1,940
4.	Fuel Tax	218	135	225	210	350	450	333	399	237	384
5.	Net Carbon Tax	236	—	—	—	—	—	—	—	—	—
6.	Provincial Direct Taxes	8,096	7,506	9,709	10,963	11,297	13,561	12,852	13,679	12,652	10,583
7.	Health Care Premiums/Payroll Tax	1,596	—	—	1,935	1,755	4,134	—	—	—	1,800
8.	Total Provincial Tax	9,692	7,506	9,709	12,898	13,052	17,695	12,852	13,679	12,652	12,383
9.	Federal Income Tax	7,620	7,620	7,620	7,620	7,620	7,592	7,620	7,620	7,620	7,620
10.	Net Federal GST	1,315	1,400	1,364	1,220	1,270	1,186	1,272	1,222	1,247	1,227
11.	Total Tax	18,627	16,526	18,693	21,738	21,942	26,474	21,744	22,521	21,519	21,230

Two Income Family of Four - $60,000
1.	Provincial Income Tax	1,322	1,816	1,095	3,468	1,214	3,687	3,146	3,531	3,788	2,948
	Net Child Benefits	0	-411	0	—	0	-3,154	0	0	—	0
2.	Property Tax - Gross	2,674	2,356	2,939	2,721	3,570	3,413	2,708	2,572	2,758	1,879
	- Net	2,104	2,356	2,939	2,021	3,570	3,413	2,708	2,572	2,758	1,879
3.	Sales Tax	1,091	10	830	1,208	1,619	2,143	1,611	1,914	1,631	1,567
4.	Fuel Tax	218	135	225	210	350	450	333	399	237	384
5.	Net Carbon Tax	208	—	—	—	—	—	—	—	—	—
6.	Provincial Direct Taxes	4,942	3,907	5,090	6,907	6,752	6,538	7,798	8,416	8,414	6,778
7.	Health Care Premiums/Payroll Tax	1,596	—	—	1,290	1,170	2,759	—	—	—	1,200
8.	Total Provincial Tax	6,538	3,907	5,090	8,197	7,922	9,297	7,798	8,416	8,414	7,978
9.	Federal Income Tax	3,686	3,686	3,686	3,686	3,686	3,668	3,686	3,686	3,686	3,686
10.	Net Federal GST	1,041	1,147	1,117	994	1,041	1,022	1,019	993	1,009	991
11.	Total Tax	11,264	8,739	9,892	12,877	12,649	13,987	12,502	13,094	13,109	12,655

Two Income Family of Four - $30,000
1.	Provincial Income Tax	0	0	-651	278	-581	-2,714	172	358	1,018	181
	Net Child Benefits	0	-1,239	0	—	-1,593	-3,478	-52	0	—	0
2.	Property Tax - Gross	2,674	2,356	2,939	2,721	3,570	3,413	2,708	2,572	2,758	1,879
	- Net	2,104	2,356	2,939	2,021	3,570	3,413	2,708	2,572	2,758	1,879
3.	Sales Tax	674	8	637	969	327	1,931	1,271	1,513	1,207	1,242
4.	Fuel Tax	145	90	150	140	233	300	222	266	158	256
5.	Net Carbon Tax	-126	—	—	—	—	—	—	—	—	—
6.	Provincial Direct Taxes	2,797	1,216	3,075	3,408	1,956	-548	4,320	4,709	5,142	3,558
7.	Health Care Premiums/Payroll Tax	0	—	—	645	585	1,289	—	—	—	600
8.	Total Provincial Tax	2,797	1,216	3,075	4,053	2,541	741	4,320	4,709	5,142	4,158
9.	Federal Income Tax	119	119	119	119	119	111	119	119	119	119
10.	Net Federal GST	24	103	56	-4	80	128	3	-16	-15	-16
11.	Total Tax	2,940	1,439	3,250	4,169	2,740	980	4,443	4,813	5,247	4,262

Unattached Individual - $25,000
1.	Provincial Income Tax	365	452	522	729	357	-57	712	943	1,412	1,052
2.	Property Tax	—	—	—	—	—	—	—	—	—	—
3.	Sales Tax	436	4	343	523	510	916	713	835	648	674
4.	Fuel Tax	145	90	150	140	233	300	222	266	158	256
5.	Net Carbon Tax	-49	—	—	—	—	—	—	—	—	—
6.	Provincial Direct Taxes	898	546	1,014	1,392	1,100	1,159	1,648	2,045	2,218	1,982
7.	Health Care Premiums/Payroll Tax	154	—	—	538	488	1,163	—	—	—	500
8.	Total Provincial Tax	1,052	546	1,014	1,930	1,587	2,321	1,648	2,045	2,218	2,482
9.	Federal Income Tax	1,494	1,494	1,494	1,494	1,494	1,487	1,494	1,494	1,494	1,494
10.	Net Federal GST	67	96	78	47	57	44	54	41	37	29
11.	Total Tax	2,613	2,136	2,586	3,471	3,138	3,852	3,196	3,580	3,749	4,006

Budget and Fiscal Plan – 2013/14 to 2015/16

Appendices

Table A3 Comparison of Provincial and Federal Taxes by Province — 2013 (continued)

Tax		British Columbia	Alberta	Saskat- chewan	Manitoba	Ontario	Quebec	New Brunswick	Nova Scotia	Prince Edward Island	New- foundland
		( $ )
Unattached Individual - $80,000
1.	Provincial Income Tax	3,999	5,286	6,689	7,794	5,253	9,018	6,599	8,414	8,100	6,741
2.	Property Tax - Gross	1,829	2,332	3,189	4,019	3,460	4,530	2,202	3,378	2,542	1,928
	- Net	1,259	2,332	3,189	3,319	3,460	4,530	2,202	3,378	2,542	1,928
3.	Sales Tax	1,087	9	775	1,148	1,610	1,905	1,638	1,852	1,660	1,561
4.	Fuel Tax	218	135	225	210	350	450	333	399	237	384
5.	Net Carbon Tax	186	—	—	—	—	—	—	—	—	—
6.	Provincial Direct Taxes	6,748	7,762	10,878	12,471	10,672	15,903	10,772	14,044	12,539	10,615
7.	Health Care Premiums/Payroll Tax	798	—	—	1,720	1,560	3,819	—	—	—	1,600
8.	Total Provincial Tax	7,546	7,762	10,878	14,191	12,232	19,722	10,772	14,044	12,539	12,215
9.	Federal Income Tax	10,854	10,854	10,854	10,854	10,854	10,823	10,854	10,854	10,854	10,854
10.	Net Federal GST	1,111	1,161	1,082	982	1,039	910	1,044	979	1,004	995
11.	Total Tax	19,512	19,777	22,815	26,027	24,125	31,455	22,670	25,877	24,397	24,064
Senior Couple with Equal Pension Incomes - $30,000
1.	Provincial Income Tax	0	0	-469	-316	-1,526	-1,185	0	-255	0	0
2.	Property Tax - Gross	2,674	2,356	2,939	2,721	3,570	3,413	2,708	2,572	2,758	1,879
	- Net	1,829	2,356	2,939	2,021	3,570	3,413	2,708	2,572	2,758	1,879
3.	Sales Tax	750	7	581	962	844	1,628	1,253	1,529	1,180	1,291
4.	Fuel Tax	145	90	150	140	233	300	222	266	158	256
5.	Net Carbon Tax	-57	—	—	—	—	—	—	—	—	—
6.	Provincial Direct Taxes	2,668	2,454	3,201	2,807	3,121	4,156	4,183	4,112	4,095	3,426
7.	Health Care Premiums/Payroll Tax	0	—	—	—	—	20	—	—	—	—
8.	Total Provincial Tax	2,668	2,454	3,201	2,807	3,121	4,176	4,183	4,112	4,095	3,426
9.	Federal Income Tax	0	0	0	0	0	0	0	0	0	0
10.	Net Federal GST	313	342	311	321	305	270	272	272	280	296
11.	Total Tax	2,981	2,795	3,512	3,127	3,426	4,446	4,456	4,384	4,376	3,722

Personal Income Tax

•                 Income tax is based on basic personal credits, applicable credits and typical major deductions at each income level. Quebec residents pay federal income tax less an abatement of 16.5 per cent of basic federal tax. This abatement has been used to reduce Quebec provincial tax rather than federal tax, for comparative purposes. The two income family of four with $60,000 annual income is assumed to have one spouse earning $40,000 and the other $20,000, the family with $90,000 income is assumed to have one spouse earning $50,000 and the other $40,000, the family with $30,000 is assumed to have each spouse earning $15,000 and each senior is assumed to receive $15,000. All representative families are assumed to have employment income except the senior couple.

Net Child Benefits

•                 Net child benefits are provincial measures affecting payments to families with children. Provincial child benefit measures are available in British Columbia (BC Family Bonus), Alberta (Family Employment Credit), Saskatchewan (Child Benefit), Ontario (Child Benefit), Quebec (Child Assistance Payments), New Brunswick (Child Tax Benefit), Nova Scotia (Child Benefit) and Newfoundland (Child Benefit). In addition, the Alberta government has chosen to vary the amount of the basic federal child tax benefit that its residents receive (shown as a net amount).

Property Tax

•                 It is assumed that the individual at $25,000 rents accommodation; the family at $30,000 and at $60,000 and the senior couple own bungalows; the family at $90,000 owns a two-story executive style home; and the single at $80,000 owns a luxury condominium, in a major city for each province. Net local and provincial property taxes are estimated as taxes owing after credits provided through the property tax system are subtracted.

Sales, Fuel and Carbon Tax Estimates

•                 Includes applicable sales tax on meals, liquor and accommodation. Estimates are based on expenditure patterns from the Survey of Household Spending. In estimating individual and family taxable consumption, disposable income is reduced by 20 per cent to reflect housing (mortgage and property taxes or rent) costs. The senior couple is assumed to own their home and have no mortgage costs. For each province, disposable income is further reduced by estimated federal income taxes, estimated provincial income taxes and health care premiums if applicable. In addition, the single individual with $80,000 annual income and the family with $90,000 annual income are assumed to have savings equal to 5 per cent of their disposable income. For each family, disposable income is distributed among expenditures using the consumption pattern of a typical family with the relevant characteristics as estimated by the family expenditure survey and the relevant sales tax component is extracted. Sales tax includes provincial retail sales taxes in Saskatchewan, Manitoba and Prince Edward Island, Quebec’s value added tax, the provincial component of the HST in BC, Ontario, New Brunswick, Nova Scotia and Newfoundland, Alberta’s Tourism Levy and the federal GST. Sales tax estimates have been reduced by sales tax credits where applicable. Sales tax calculations have been pro-rated to account for British Columbia’s transition to the PST and Prince Edward Island’s transition to the HST on April 1, 2013.

Fuel tax is based on annual consumption: 1,000 litres of unleaded fuel for the single at $25,000, the family at $30,000 and the senior couple; others are assumed to consume 1,500 litres.

•                 Carbon tax applies in British Columbia to consumption of gasoline, natural gas and home heating fuel. Estimated carbon tax liabilities are based on natural gas and home heating fuel consumption amounts from the Survey of Household Spending and the assumed fuel consumption noted above. Net carbon tax is estimated as carbon tax liabilities less the BC Low income Climate Action Tax Credit where applicable. In previous years, the five per cent personal income tax cut in the first two tax bracket rates was shown as a reduction in carbon tax.

Health Care Premiums/Payroll Tax

•                 A health care premium is levied in British Columbia and Quebec only. Approximately 50 per cent of British Columbia premiums are paid by employers on behalf of their employees with the remainder paid by individuals, either by employees or by residents who are not employed. Payroll taxes, in the four provinces that levy them, are paid by the employer. Employer-paid payroll taxes and health care premiums are generally reflected in reduced wages.

Effective Tax Rates

•                 British Columbia taxes have been calculated using rates in effect for 2013. Taxes for other provinces were calculated using rates that were announced prior to February 1, 2013, and that come into effect during 2013.

Budget and Fiscal Plan – 2013/14 to 2015/16

Appendices

Table A4 Interprovincial Comparisons of Provincial Personal Income Taxes Payable (1) — 2013

(Rates known as of February 1, 2013)

Taxable income	British Columbia	Alberta	Saskat- chewan	Manitoba	Ontario	Quebec(2)	New Brunswick	Nova Scotia	Prince Edward Island	New- foundland
	Annual provincial taxes payable(3) ($)
$10,000	0	0	0	0	0	0	0	0	0	0
$20,000	81	121	392	1,043	466	358	415	858	1,088	628
$30,000	872	1,053	1,417	2,078	1,237	1,728	1,563	1,752	2,001	1,515
$40,000	1,439	1,985	2,442	3,260	1,869	3,290	2,584	3,187	3,234	2,532
$50,000	2,177	2,921	3,614	4,466	2,902	4,965	3,737	4,626	4,552	3,734
$60,000	2,944	3,916	4,908	5,735	3,814	6,604	4,942	6,130	5,927	4,979
$70,000	3,714	4,916	6,208	7,150	4,729	8,241	6,152	7,797	7,482	6,249
$80,000	4,620	5,916	7,508	8,890	5,958	9,878	7,368	9,464	9,152	7,579
$100,000	6,966	7,916	10,108	12,370	9,284	13,735	9,848	12,857	12,492	10,239
$125,000	10,526	10,416	13,406	16,720	13,636	19,081	12,948	17,232	17,084	13,564
$150,000	14,201	12,916	17,156	21,070	17,989	24,372	16,491	21,607	21,676	16,889

	Provincial personal income taxes as a per cent of taxable income (%)
$10,000	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
$20,000	0.4	0.6	2.0	5.2	2.3	1.8	2.1	4.3	5.4	3.1
$30,000	2.9	3.5	4.7	6.9	4.1	5.8	5.2	5.8	6.7	5.0
$40,000	3.6	5.0	6.1	8.1	4.7	8.2	6.5	8.0	8.1	6.3
$50,000	4.4	5.8	7.2	8.9	5.8	9.9	7.5	9.3	9.1	7.5
$60,000	4.9	6.5	8.2	9.6	6.4	11.0	8.2	10.2	9.9	8.3
$70,000	5.3	7.0	8.9	10.2	6.8	11.8	8.8	11.1	10.7	8.9
$80,000	5.8	7.4	9.4	11.1	7.4	12.3	9.2	11.8	11.4	9.5
$100,000	7.0	7.9	10.1	12.4	9.3	13.7	9.8	12.9	12.5	10.2
$125,000	8.4	8.3	10.7	13.4	10.9	15.3	10.4	13.8	13.7	10.9
$150,000	9.5	8.6	11.4	14.0	12.0	16.2	11.0	14.4	14.5	11.3

(1)         Calculated for a single individual with wage income and claiming credits for Canada Pension Plan and Quebec Pension Plan contributions, Employment Insurance premiums, Quebec Parental Insurance Plan premiums, and the basic personal amount.

(2)         Quebec residents pay federal tax less an abatement of 16.5 per cent of federal tax. In the table, the Quebec abatement has been used to reduce Quebec provincial personal income tax for comparative purposes.

(3)         Includes provincial low income reductions, surtaxes payable in Ontario and Prince Edward Island, and the Ontario Health Premium tax. Excludes credits for sales and property tax credits.

Budget and Fiscal Plan – 2013/14 to 2015/16

Appendices

Table A5 Material Assumptions — Revenue

	Updated	Budget
Revenue Source and Assumptions	Forecast	Estimate	Plan	Plan
($ millions unless otherwise specified)	2012/13	2013/14	2014/15	2015/16	2013/14 Sensitivities
Personal income tax	$6,950	$7,291	$7,842	$8,208
Current calendar year assumptions
Personal income growth	3.7%	3.4%	4.0%	4.2%	+/- 1% change in 2013 BC personal income growth equals +/- $75 to $100 million
Labour income growth	3.7%	3.9%	4.2%	4.4%
Tax base growth	3.6%	6.3%	7.4%	7.2%
Average tax yield	4.92%	4.93%	5.13%	5.17%
Current-year tax	$6,433	$6,849	$7,476	$7,884
Prior year’s tax assessments	$328	$338	$348	$358
Unapplied taxes	$80	$80	$80	$80

+/- 1% change in 2012 BC personal or taxable income growth equals +/- $75 to $100 million one-time effect
(prior-year adjustment) and could result in an additional +/-$60 to $80 million base change in 2013/14

BC Tax Reduction	-$107	-$109	-$111	-$113
Non-Refundable BC tax credits	-$61	-$61	-$56	-$56
Policy neutral elasticity *	1.2	1.3	1.4	1.3
Fiscal year assumptions
Prior-year adjustment	$202

	2011 Assumptions
2011 Tax-year
Personal income growth	4.5%
Tax base growth	4.8%
Average 2011 tax yield	4.88%
2011 tax	$6,161
2010 & prior year’s tax assessments	$318
Unapplied taxes	$80
BC Tax Reduction	-$106
Non-Refundable BC tax credits	-$53
Policy neutral elasticity *	1.5

* Ratio of annual per cent change in current-year revenue to annual per cent change in personal income (calendar year).

Corporate income tax	$2,202	$2,165	$2,323	$2,362
Components of revenue (fiscal year)
Advance instalments	$2,218	$2,271	$2,380	$2,448
International Business Activity Act refunds	-$20	-$20	-$20	-$20
Prior-year adjustment	$4	-$86	-$37	-$66
Current calendar year assumptions
National tax base ($ billions)	$240.1	$258.0	$274.6	$288.8	+/- 1% change in the 2013 national tax base equals +/- $25 to $30 million
BC instalment share of national tax base	11.8%	11.2%	11.3%	11.0%
Effective tax rates (general/small business)	10.0 / 2.5	10.75 / 2.5	11.0 / 2.5	11.0 / 2.5
BC tax base growth (post federal measures)	3.6%	4.1%	6.1%	7.0%
BC corporate profits growth	1.7%	4.2%	5.8%	6.4%	+/- 1% change in the 2012 BC tax base equals +/- $25 to $30 million in 2013/14
Non-Refundable BC tax credits	-$77	-$92	-$97	-$102

2011 Assumptions
2011 Tax-year
BC tax base growth	11.6%
BC corporate profits growth	16.3%
Gross 2011 tax	$1,983
Prior-year adjustments	$4
Prior years losses/gains (included in above)	-$23
Non-Refundable BC tax credits	-$69

Revenue is recorded on a cash basis. Due to lags in the federal collection and instalment systems, changes to the BC corporate profits and tax base forecasts affect revenue in the succeeding year. The 2013/14 instalments from the federal government reflects two-third of payments related to the 2013 tax year (paid during Apr-July 2013 and adjusted in Sept and Dec) and one-third of 2014 payments. Instalments for the 2013 (2014) tax year are based on BC’s share of the national tax base for the 2011 (2012) tax year and a forecast of the 2013 (2014) national tax base. BC’s share of the 2011 national tax base was 11.2%, based on tax assessments as of December 31, 2012. Cash adjustments for any under/over payments from the federal government in respect of 2012 will be received/paid on March 31, 2014.

Budget and Fiscal Plan – 2013/14 to 2015/16

Appendices

Table A5 Material Assumptions — Revenue (continued)

Revenue Source and Assumptions ($ millions unless otherwise specified)	Updated Forecast 2012/13	Budget Estimate 2013/14	Plan 2014/15	Plan 2015/16	2013/14 Sensitivities
Provincial sales tax	$134	$5,986	$6,175	$6,397
Provincial sales tax base growth (fiscal year)	4.1%	3.8%	4.1%	4.2%	+/- 1% change in consumer expenditure growth equals up to +/- $10 million
Calendar Year
Nominal consumer expenditure	3.8%	3.9%	4.8%	4.9%
Nominal business investment	6.8%	6.0%	4.8%	5.1%
Other expenditures	4.3%	1.1%	2.4%	2.7%
Components of Provincial sales tax revenue					+/- 1% change in business investment growth equals up to +/- $15 million
Consolidated Revenue Fund	$33	$5,869	$6,056	$6,276
BC Transportation Financing Authority	$0	$14	$14	$14
Tax on designated property (12% rate)	$101	$103	$105	$107
Harmonized sales tax	$6,003
Calendar Year
Nominal consumer expenditure	3.8%
Nominal residential investment	6.6%
Above two bases represent about 84% of the total base
HST Rebates (% rebate of the provincial portion of the HST paid)
Municipalities	75%
Charities and non-profit organizations	57%
New housing (up to $42,500)	71.43%
School authorities	87%
Universities and public colleges	75%
Hospital authorities	58%
Components of revenue
Gross	$7,618
Input tax credit denial (temporary)	$120
Rebates:
• Point of sale	$(372)
• Municipalities, charities and
non profit organizations	$(326)
• SUCH sector	$(225)
• New housing	$(595)
• Residential energy use	$(217)
Fuel and carbon taxes	$2,087	$2,158	$2,182	$2,210
Calendar Year
Real GDP	1.9%	1.6%	2.2%	2.5%
Gasoline volumes	-1.9%	0.0%	0.0%	0.0%
Diesel volumes	5.0%	2.0%	2.0%	2.0%
Natural gas volumes	-3.3%	1.6%	2.2%	2.5%
Carbon tax rates (July 1)
Carbon dioxide equivalent emissions ($/tonne)	$30	$30	$30	$30
Natural gas (cents/gigajoule)	148.98 ¢	148.98 ¢	148.98 ¢	148.98 ¢
Gasoline (cents/litre)	6.67 ¢	6.67 ¢	6.67 ¢	6.67 ¢
Light fuel oil (cents/litre)	7.67 ¢	7.67 ¢	7.67 ¢	7.67 ¢
Carbon tax revenue	$1,172	$1,236	$1,252	$1,273
Carbon tax rates change on July 1
Components of fuel tax revenue
Consolidated Revenue Fund	$484	$488	$493	$498
BC Transit	$11	$11	$11	$11
BC Transportation Financing Authority	$420	$423	$426	$428
	$915	$922	$930	$937
Property taxes	$1,991	$2,089	$2,191	$2,288
Calendar Year
BC Consumer Price Index	1.1%	1.5%	2.0%	2.1%	+/- 1% change in new construction & inflation equals up to +/- $15 million in residential property taxation revenue
Housing starts	27,465	24,679	24,928	27,277
Home owner grants (fiscal year)	$-804	$-825	$-845	$-866
Components of revenue
Residential (net of home owner grants)	$686	$711	$739	$776
Non-residential	$1,037	$1,093	$1,152	$1,195	+/- 1% change in new construction and inflation equals up to +/- $10 million in non-residential property taxation revenue
Rural area	$91	$93	$95	$97
Police	$30	$31	$32	$33
BC Assessment Authority	$79	$81	$84	$87
BC Transit	$68	$80	$89	$100

Budget and Fiscal Plan – 2013/14 to 2015/16

Appendices

Table A5 Material Assumptions — Revenue (continued)

Revenue Source and Assumptions ($ millions unless otherwise specified)	Updated Forecast 2012/13	Budget Estimate 2013/14	Plan 2014/15	Plan 2015/16	2013/14 Sensitivities
Other taxes	$1,820	$1,864	$1,907	$1,969
Calendar Year
Population	1.0%	0.9%	1.1%	1.2%
BC Consumer Price Index	1.1%	1.5%	2.0%	2.1%
BC housing starts	4.0%	-10.1%	1.0%	9.4%
Real GDP	1.9%	1.6%	2.2%	2.5%
Nominal GDP	3.5%	3.5%	4.3%	4.5%
Components of revenue
Property transfer	$778	$725	$746	$803
Tobacco	$617	$709	$726	$726
Insurance premium and other	$425	$430	$435	$440
Energy, sales of Crown land tenures, metals, minerals and other	$1,479	$1,656	$1,649	$1,638
Natural gas price					+/- $0.50 change in the natural gas price equals +/- $117 to $125 million. Sensitivities can vary significantly especially at lower prices
Plant inlet, $Cdn/gigajoule	$1.46	$1.85	$2.25	$2.65
Sumas, $US/ MMBtu	$3.14	$3.57	$4.06	$4.41
Natural gas production volumes
Billions of cubic metres	35.8	38.7	43.0	49.6
Petajoules	1,413	1,527	1,695	1,955
Annual per cent change	-1.8%	8.1%	11.0%	15.3%
Oil price ($US/bbl at Cushing, Ok)	$91.33	$93.22	$92.60	$93.24	+/- 1% change in natural gas volumes equals +/- $3 million on natural gas royalties +/- 1 cent change in the exchange rate equals +/- $4 million on natural gas royalties

Auctioned land base (000 hectares)	100	100	110	115
Average bid price/hectare ($)	$750	$750	$750	$800
Cash sales of Crown land tenures	$75	$75	$83	$92
Metallurgical coal price ($US/tonne, fob west coast)	$177	$178	$173	$168
Copper price ($US/lb)	$3.57	$3.40	$3.08	$2.76
Annual electricity volumes set by treaty	4.3	4.3	4.1	4.1
(million mega-watt hours)
Mid-Columbia electricity price	$25	$33	$38	$41	+/- 10% change in the average Mid-Columbia electricity price equals +/- $10 million
($US/mega-watt hour)
Exchange rate (US¢/ Cdn$, calendar year)	100.1	100.5	102.5	100.9
Components of revenue
Natural gas royalties	$144	$282	$318	$359
Bonus bids, fees and rentals	$863	$841	$788	$731

Based on a recommendation from the Auditor General to be consistent with generally accepted accounting principles, bonus bid revenue recognition reflects nine-year deferral of cash receipts from the sale of Crown land tenures

Petroleum royalties	$96	$100	$96	$93
Columbia River Treaty electricity sales	$91	$125	$140	$155
Coal	$187	$193	$180	$181
Minerals, metals and other	$60	$74	$83	$71
Oil and Gas Commission fees and levies	$38	$41	$44	$48
Royalty programs and infrastructure credits
Summer drilling	$-24	$-4	$0	$0
Deep drilling	$-149	$-201	$-322	$-496
Road and pipeline infrastructure	$-30	$-31	$-85	$-166
Total	$-203	$-236	$-407	$-662
Implicit average natural gas royalty rate	6.9%	9.9%	8.2%	6.9%

Royalty program (marginal, low productivity and ultra marginal drilling) adjustments reflect reduced royalty rates.

Natural gas royalties incorporate royalty programs and Treasury Board approved infrastructure credits.

Budget and Fiscal Plan – 2013/14 to 2015/16

Appendices

Table A5 Material Assumptions — Revenue (continued)

Revenue Source and Assumptions ($ millions unless otherwise specified)	Updated Forecast 2012/13	Budget Estimate 2013/14	Plan 2014/15	Plan 2015/16	2013/14 Sensitivities
Forests	$543	$618	$659	$702
Prices (calendar year average)					+/- US$50 change in SPF price equals +/- $25 to $50 million
SPF 2x4 ($US/1000 bd ft)	$300	$328	$300	$300
Random Lengths Composite
($US/thousand board feet)	$323	$353	$336	$336
Pulp ($US/tonne)	$813	$800	$800	$800	+/- US$50 change in pulp price equals +/-$5 to $10 million
Coastal log ($Cdn/cubic metre)
(Vancouver Log Market, fiscal year)	$80	$77	$79	$80	+/- Cdn$10 change in average log price equals +/-$10 to $20 million

Fiscal Year Trade Assumptions
Export tax rate (effective rate)	7.5%	5.0%	5.0%	5.0%
Lumber shipments and consumption (billion board feet)					+/- 1 cent change in exchange rate equals
U.S. lumber consumption	36.7	37.4	38.8	39.4
BC surge trigger volumes	7.8	7.9	8.2	8.4	+/- $5 to $10 million on stumpage revenue
BC lumber exports to US	5.6	6.6	7.6	8.4
					+/- 10% change in Interior harvest volumes equals
Crown harvest volumes (million cubic metres)
Interior	51.6	52.0	51.9	52.8	+/- $15 to $20 million
Coast	13.9	14.0	14.1	14.2	+/- 10% change in Coastal harvest volumes equals
Total	65.5	66.0	66.0	67.0
BC Timber Sales (included in above)	10.5	11.4	11.7	11.9	+/- $3 to $6 million
Components of revenue					The above sensitivities relate to stumpage revenue only. Depending on market conditions, changes in stumpage revenues may be offset by changes in softwood lumber border tax revenues
Tenures	$221	$299	$328	$356
BC Timber Sales	$178	$187	$191	$195
Federal border tax (SLA 2006)	$93	$83	$91	$103
Logging tax	$15	$20	$20	$20
Other CRF revenue	$15	$15	$15	$14
Recoveries	$21	$14	$14	$14

2015/16 SLA 2006 border tax forecast assumes a continuation of the Softwood Lumber Agreement beyond its current October 2015 expiry date.

Other natural resources	$480	$502	$484	$490
Components of revenue
Water rental and licences*	$413	$434	$416	$422
Recoveries	$46	$48	$48	$48
Angling and hunting permits and licences	$13	$13	$13	$13
Recoveries	$8	$7	$7	$7

*                 BC Hydro rate increases are indexed to Consumer Price Index.

Other revenue	$8,816	$9,758	$9,304	$9,493
Components of revenue
Fees and licences
Consolidated Revenue Fund	$2,780	$2,875	$2,984	$3,152
Medical Services Plan premiums	$1,966	$2,056	$2,171	$2,303
Motor vehicle licences and permits	$488	$492	$497	$503
Other Consolidated Revenue Fund	$326	$327	$316	$346
Recoveries	$223	$257	$199	$187
MSP recoveries	$77	$96	$95	$87
Other recoveries	$146	$161	$104	$100
Crown corporations and agencies	$104	$105	$107	$109
Other service delivery agencies	$1,827	$1,874	$1,921	$1,965
Post-secondary education fees	$1,343	$1,394	$1,439	$1,484
Other health-care related fees	$330	$326	$328	$327
School Districts	$154	$154	$154	$154
Investment earnings
Consolidated Revenue Fund	$72	$80	$86	$90
Fiscal agency loans & sinking funds earnings	$857	$823	$906	$1,016
Crown corporations and agencies	$39	$36	$38	$43
Other service delivery agencies	$125	$130	$128	$125
Sales of goods and services	$891	$920	$932	$944
Miscellaneous	$1,898	$2,183	$1,853	$1,862
Asset sales		$475	$150

Budget and Fiscal Plan – 2013/14 to 2015/16

Appendices

Table A5 Material Assumptions — Revenue (continued)

Revenue Source and Assumptions ($ millions unless otherwise specified)	Updated Forecast 2012/13	Budget Estimate 2013/14	Plan 2014/15	Plan 2015/16	2013/14 Sensitivities
Health and social transfers	$5,632	$5,938	$5,950	$6,253
National Cash Transfers
Canada Health Transfer (CHT)	$28,569	$30,283	$32,100	$34,026
Wait Times Reduction Transfer (WTRT)	$250	$250	—	—	+/- 0.1% change in BC’s population share equals
Canada Social Transfer (CST)	$11,859	$12,215	$12,582	$12,959
BC share of national population (June 1)	13.26%	13.25%	13.27%	13.29%	+/- $55 to $60 million
BC health and social transfers revenue
CHT	$4,014	$4,264	$4,264	$4,523
WTRT	$33	$33	—	—
CST	$1,572	$1,619	$1,669	$1,723
Prior-year adjustments	-$10
Health deferral
Diagnostic and Medical Equipment	$16	$15	$10	—
Medical Equipment Trust	$7	$7	$7	$7
Other federal contributions	$1,575	$1,568	$1,453	$1,380
Components of revenue
Other Consolidated Revenue Fund	$149	$130	$162	$92
Labour Market Development Agreement	$240	$301	$302	$302
Local Government Services and Transfers	$30	$20	—	—
Canada-BC Co-operation on Immigration	$109	$94	—	—
Labour Market Agreement	$81	$66	$66	$66
Other recoveries	$216	$197	$175	$173
Crown corporations and agencies	$216	$222	$207	$201
Other service delivery agencies	$534	$538	$541	$546
Service delivery agency direct
revenue	$5,484	$6,095	$5,726	$5,778
School districts	$496	$496	$496	$496
Post-secondary institutions	$2,897	$2,983	$3,046	$3,119
Health authorities and hospital societies	$833	$812	$815	$816
BC Transportation Financing Authority	$446	$646	$517	$494
Other service delivery agencies	$812	$1,158	$852	$853
Commercial Crown corporation
net income	$2,739	$2,794	$2,867	$2,987
BC Hydro	$516	$545	$618	$692
reservoir water inflows	109%	100%	100%	100%	+/-1% in hydro generation = +/-$15 million

mean gas price	2.85	3.62	4.01	4.21	+/-10% = -/+$5 million
(Sumas, $US/MMbtu — BC Hydro forecast based on NYMEX forward selling prices)
electricity prices	20.65	29.23	33.52	35.80	+/-10% change in electricity trade margins = +/-$20 million
(Mid-C, $US/MWh)
allowed return on deemed equity	11.73%	11.84%	11.84%	11.84%	+/-1% = +/-$50 million
ICBC	$249	$257	$222	$205
vehicle growth	+1.4%	+1.4%	+1.5%	+1.5%	+/-1% = +/-$40 million
current claims cost percentage change	+5.0%	+2.5%	+5.0%	+3.4%	+/-1% = -/+$31 million
investment return	3.8%	3.7%	3.8%	3.7%	+/-1% return = +/-$122 to $127 million
loss ratio	85.7%	86.4%	87.6%	88.3%

Budget and Fiscal Plan – 2013/14 to 2015/16

Appendices

Table A6 Natural Gas Price Forecasts — 2013/14 to 2015/16

Private sector forecasts (calendar year)				Adjusted to fiscal years and $C/gigajoule at plant inlet
	2013	2014	2015	2013/14	2014/15	2015/16
GLJ Henry Hub US$/MMBtu (Jan 1, 13)	3.75	4.25	4.75	2.25	2.53	3.06
Sproule Henry Hub US$/MMBtu (Dec 31, 12)	3.65	4.06	4.24	1.98	2.26	2.67
McDaniel Henry Hub US$/MMBtu (Jan 1, 12)	3.75	4.30	4.85	2.11	2.59	3.13
AJM Henry Hub US$/Mcf (Dec 31, 12)	3.50	4.10	4.35	1.77	2.18	2.49
GLJ Alberta AECO-C Spot CDN$/MMBtu (Jan 1, 13)	3.38	3.83	4.28	2.66	2.95	3.37
Sproule Alberta AECO-C Spot CDN$/MMBtu (Dec 31, 12)	3.31	3.72	3.91	2.45	2.78	3.12
McDaniel AECO-C Spot C$/MMBtu (Jan 1, 13)	3.35	3.85	4.35	2.51	2.98	3.42
AJM AECO-C Spot C$/Mcf (Dec 31, 2012)	3.20	3.75	4.05	2.27	2.71	2.98
GLJ Sumas Spot US$/MMBtu (Jan 1, 13)	3.60	4.10	4.60	2.09	2.43	2.96
Sproule Sumas Spot CDN$/MMBtu (Dec 31, 12)	3.80	4.21	4.40	2.20	2.53	2.87
GLJ BC Spot Plant Gate CDN$/MMBtu (Jan 1, 13)	3.01	4.10	4.60	2.31	3.06	3.53
Sproule BC Westcoast Station 2 CDN$/MMBtu (Dec 31, 12)	3.25	3.66	3.85	2.12	2.45	2.79
McDaniel BC Spot Plant Gate C$MMBtu (Jan 1, 13)	3.05	3.55	4.05	2.06	2.54	2.97
AJM BC Spot Plant Gate C$/Mcf (Dec 31, 12)	2.90	3.45	3.75	1.83	2.27	2.55
GLJ Midwest Chicago US$/MMBtu (Jan 1, 13)	3.85	4.35	4.85	1.90	2.17	2.71
Sproule Alliance Plant Gate CDN$/MMBtu (Dec 31, 13)	2.69	3.15	3.39	1.88	2.25	2.64
EIA Henry Hub US$/MMBtu (Jan 3, 13)	3.74	n/a	n/a	n/a	n/a	n/a
TD Economics Henry Hub FuturesUS$/MMBtu (Jan 4, 13)	3.70	4.00	n/a	2.25	n/a	n/a
Scotiabank Group Henry Hub US$/MMBtu (Dec 20, 12)	3.75	4.00	n/a	2.03	n/a	n/a
BMO Alberta Empress US$/MMBtu (Dec 18, 12)	3.05	3.85	n/a	2.12	n/a	n/a
RBC Financial Henry Hub US$/Mcf (Jan 8, 13)	3.75	4.50	5.00	2.03	2.61	n/a
InSite Petroleum Consultants Ltd Henry Hub US$/MMBtu (Dec 31, 12)	3.75	4.25	4.75	2.10	2.53	3.05
NYMEX Forward Market converted to Plant Inlet CDN$/GJ (Jan 3, 13)				2.07	2.29	2.48
Average all minus high/low				2.13	2.52	2.92
Average one forecast per consultant minus high/low				2.09	2.46	2.84
Natural gas royalty price forecast				1.85	2.25	2.65

GLJ: Gilbert Laustsen Jung Petroleum Consultants Ltd

US EIA: US Energy Information Administration

AECO: Alberta Energy Company

AJM: Ashton Jenkins Mann Petroleum Consultants

McDaniel: McDaniel & Associates Consultants Ltd

Natural Gas Prices

Budget and Fiscal Plan – 2013/14 to 2015/16

Appendices

Table A7 Material Assumptions — Expense

Ministry Programs and Assumptions ($ millions unless otherwise specified)	Updated Forecast 2012/13	Budget Estimate 2013/14	Plan 2014/15	Plan 2015/16	Sensitivities 2013/14
Advanced Education, Innovation and Technology	1,966	1,962	1,945	1,920
Student spaces in public institutions (# FTEs)	206,745	200,936	201,068	201,078	The number of student spaces may vary depending on the financial and other policies of post-secondary institutions.
Children and Family Development	1,331	1,345	1,352	1,386
Average children-in-care caseload (#)	8,150	8,040	8,040	8,040

Caseload is expected to remain stable. A 1% increase in the cost per case or a 1% increase in the average caseload will affect expenditures by approximately $1.7 million (excluding Delegated Aboriginal Agencies).

Average annual residential cost per child in care ($)	35,200	36,500	36,500	36,500
Education	5,330	5,366	5,387	5,387
Enrolment (# of FTEs)	548,232	548,502	548,711	550,171	Enrolment figures are based on BC Stats and school district enrolment trends, to which the Ministry has added forecasts for distributed learning, adult education, and summer learning.
School age (K—12)	524,250	524,250	524,460	526,239
Distributed Learning (online)	11,637	11,907	11,907	11,588
Summer	6,117	6,117	6,117	6,117
Adults	6,228	6,228	6,228	6,228
Forests, Lands and Natural Resource Operations	666	562	591	589
BC Timber Sales	159	158	159	159

Targets can be impacted by changes to actual inventory costs incurred. There is a lag of approximately 1.5 years between when inventory costs are incurred and when they are expensed. Volume harvested can also impact targets. For example, if volume harvested is less than projected in any year then capitalized expenses will also be reduced in that year.

Direct Fire Fighting	134	63	63	63	Over the past several years, Direct fire fighting costs have ranged from a low of $19 million in 1997 to $382 million in 2009.
Health	15,927	16,551	16,945	17,406
Pharmacare	1,102	1,179	1,179	1,203	A 1% change in utilization or drug prices affects costs by approximately $10 million.
Medical Services Plan (MSP)	3,785	3,982	4,009	4,029	A 1% increase in volume of services provided by fee-for-service physicians affects costs by approximately $25 million.
Regional Services	10,722	11,121	11,487	11,901
Justice	1,147	1,140	1,145	1,147
New cases filed/processed (# for all courts)	285,000	285,000	285,000	285,000

The number of criminal cases proceeded on by the provincial and federal Crown (including appeals to higher courts in BC), the number of civil and family litigation cases, the number of violation tickets disputed, and the number of municipal bylaw tickets disputed which would go to court for resolution.

Crown Proceedings Act (CPA)	25	25	25	25	The number and size of litigation brought against the province, as well as the effectiveness of mitigation strategies and legal defence.
Policing, Victim Services and Corrections	569	596	604	606	The volume and severity of criminal activity, the number of inmate beds occupied and the number of offenders under community supervision.
Emergency Program Act (EPA)	54	15	15	15	The number and severity of natural disasters.

Budget and Fiscal Plan – 2013/14 to 2015/16

Appendices

Table A7 Material Assumptions — Expense (continued)

Ministry Programs and Assumptions ($ millions unless otherwise specified)	Updated Forecast 2012/13	Budget Estimate 2013/14	Plan 2014/15	Plan 2015/16	Sensitivities 2013/14
Social Development	2,456	2,487	2,504	2,504
Temporary Assistance annual average caseload (#)	50,270	48,500	45,000	44,800

The expected to work caseload is sensitive to fluctuations in economic and employment trends in the service sector. A 1% change in the Temporary Assistance annual average caseload or average cost per case will affect expenditures by approximately $4.5 million annually.

Disability Assistance annual average caseload (#)	84,219	88,800	91,900	91,900

The caseload for persons with disabilities is sensitive to the aging of the population and longer life expectancy for individuals with disabilities and significant health issues. A 1% change in the Disability Assistance annual average caseload or average cost per case will affect expenditures by approximately $7.5 million annually.

Total annual average caseload (#)	134,489	137,300	136,900	136,700	The average cost per case is sensitive to the composition of the caseload, and reported income.
Adult Community Living:
Residential Services:
Average caseload (#)	5,747	6,050	6,341	6,626	The adult community living caseload is sensitive to the pressures of an aging population. A 1% increase in the adult caseload will increase expenditures by approximately $2.6 million.
Average cost per client ($)	70,926	68,463	65,964	63,185
Day Programs:
Average caseload (#)	14,643	15,416	16,156	16,882
Average cost per client ($)	17,797	16,927	16,311	15,624
Personal Supports Initiative
Average caseload (#)	424	593	767	945
Average cost per client ($)	24,083	16,108	12,454	10,108
Tax Transfers	1,184	835	850	1,011
Personl Income	606.0	331.2	331.2	477.2
Low Income Climate Action	194.7	194.0	194.0	194.0

These tax transfers are now expensed as required under generally accepted accounting principles. Previously the family bonus was split 50/50 between expense program and as reduction to revenue while all other refundable credits were recorded as reduction to revenue.

Childcare & Early Childhood support				146.0
Sales Tax / BC HST	333.6	53.0	53.0	53.0
Small Business Venture Capital	21.4	25.0	25.0	25.0
Other Personal income	51.8	57.8	58.5	58.5
Family Bonus Program	4.5	1.4	0.7	0.7
Corporate Income	578.0	503.8	518.8	533.8
Film and Television	81.4	70.0	70.0	70.0
Production Services	355.9	270.5	280.5	290.5
Scientific Research & Experimental
Development	61.6	78.3	83.3	88.3
Interactive Digital Media	23.1	35.0	35.0	35.0
Other Corporate income	56.0	50.0	50.0	50.0
2012/13 tax transfer forecasts incorporates adjustments relating to prior years.
Management of Public Funds and Debt	1,197	1,264	1,309	1,365
Interest rates for new provincial borrowing:					Full year impact on MoPD on interest costs of a 1% change in interest rates equals $65.6 million; $100 million increase in debt level equals $2.7 million.
Short-term	1.07%	1.24%	1.89%	2.73%
Long-term	2.78%	3.23%	3.92%	4.87%
CDN/US exchange rate (cents)	99.8	99.1	97.8	99.5
Service delivery agency net spending	5,428	5,622	5,787	5,854
School districts	222	171	259	295
Post-secondary institutions	2,810	2,964	3,012	2,907
Health authorities and hospital societies	729	654	614	623
BC Transportation Financing Authority	863	983	1,027	1,120
Other service delivery agencies	804	850	875	909

Budget and Fiscal Plan – 2013/14 to 2015/16

Appendices

Table A8 Operating Statement — 2006/07 to 2015/16

($ millions)	Actual 2006/07	Actual 2007/08	Actual 2008/09	Actual 2009/10	Actual 2010/11	Actual 2011/12	Updated Forecast 2012/13	Budget Estimate 2013/14	Plan 2014/15	Plan 2015/16	Average annual change
											(per cent)
Revenue	38,778	40,122	38,817	38,073	40,776	41,967	42,451	44,387	44,986	46,377	2.0
Expense	(34,541)	(36,937)	(38,752)	(39,900)	(41,025)	(42,208)	(43,629)	(43,990)	(44,550)	(45,592)	3.1
Surplus (deficit) before unusual items	4,237	3,185	65	(1,827)	(249)	(241)	(1,178)	397	436	785
Forecast allowance	—	—	—	—	—	—	(50)	(200)	(225)	(325)
Negotiating Framework incentive payments	(264)	(4)	(2)	—	—	—	—	—	—	—
Climate Action Dividend	—	(440)	20	—	—	—	—	—	—	—
Liability for HST transition funding repayment	—	—	—	—	—	(1,599)	—	—	—	—
Surplus (deficit)	3,973	2,741	83	(1,827)	(249)	(1,840)	(1,228)	197	211	460
Per cent of GDP: (1)
Surplus (deficit)	2.1	1.4	0.0	-0.9	-0.1	-0.8	-0.5	0.1	0.1	0.2
Per cent of revenue:
Surplus (deficit)	10.2	6.8	0.2	-4.8	-0.6	-4.4	-2.9	0.4	0.5	1.0
Per capita: (2)
Surplus (deficit)	936	636	19	(410)	(55)	(402)	(266)	42	45	96

(1)         Surplus (deficit) as a per cent of GDP is calculated using GDP for the calendar year ending in the fiscal year (e.g. 2013/14 amounts divided by GDP for the 2013 calendar year). GDP amounts prior to 2007 are Ministry of Finance estimates (Statistics Canada issued restated GDP amounts from 2007 to 2011 and is recalculating data for the 1981 to 2006 period).

(2)         Per capita revenue and expense is calculated using July 1 population (e.g. 2013/14 amounts divided by population on July 1, 2013).

Budget and Fiscal Plan – 2013/14 to 2015/16

Appendices

Table A9 Revenue by Source — 2006/07 to 2015/16

($ millions)	Actual 2006/07	Actual 2007/08	Actual 2008/09	Actual 2009/10	Actual 2010/11	Actual 2011/12	Updated Forecast 2012/13	Budget Estimate 2013/14	Plan 2014/15	Plan 2015/16	Average annual change
											(per cent)
Taxation revenue:
Personal income	7,020	7,074	6,309	5,769	5,810	6,427	6,950	7,291	7,842	8,208	1.8
Corporate income	1,732	2,477	2,294	1,625	2,004	2,022	2,202	2,165	2,323	2,362	3.5
Sales	4,886	5,248	5,137	4,945	5,614	5,929	6,137	5,986	6,175	6,397	n/a
Fuel	901	935	891	884	940	928	915	922	930	937	0.4
Carbon	—	—	306	541	741	959	1,172	1,236	1,252	1,273	n/a
Tobacco	727	693	709	683	735	637	617	709	726	726	0.0
Property	1,734	1,797	1,850	1,887	1,920	1,913	1,991	2,089	2,191	2,288	3.1
Property transfer	914	1,068	715	887	855	944	778	725	746	803	-1.4
Corporation capital	91	117	108	95	(3)	(5)	1	—	—	—	n/a
Insurance premium	353	373	389	389	399	411	424	430	435	440	2.5
	18,358	19,782	18,708	17,705	19,015	20,165	21,187	21,553	22,620	23,434	2.7
Natural resource revenue:
Natural gas royalties	1,207	1,132	1,314	406	312	339	144	282	318	359	-12.6
Crown land tenures	441	569	814	867	923	928	863	841	788	731	5.8
Columbia River Treaty	223	246	231	168	136	110	91	125	140	155	-4.0
Other energy and minerals	456	367	479	421	514	529	381	408	403	393	-1.6
Forests	1,276	1,087	557	387	436	482	543	618	659	702	-6.4
Other resources	342	341	413	398	407	424	480	502	484	490	4.1
	3,945	3,742	3,808	2,647	2,728	2,812	2,502	2,776	2,792	2,830	-3.6
Other revenue:
Medical Services Plan premiums	1,524	1,557	1,595	1,666	1,787	1,919	2,043	2,152	2,266	2,390	5.1
Post-secondary education fees	928	979	1,039	1,126	1,237	1,294	1,343	1,394	1,439	1,484	5.4
Other health-care related fees	237	248	257	267	308	324	330	326	328	327	3.6
Motor vehicle licences and permits	427	445	450	450	468	482	488	492	497	503	1.8
Other fees and licences	692	751	670	615	636	709	730	747	681	709	0.3
Investment earnings	1,040	1,153	821	954	867	1,042	1,093	1,069	1,158	1,274	2.3
Sales of goods and services	678	637	694	728	759	930	891	920	932	944	3.7
Miscellaneous	1,874	1,920	1,927	1,983	2,047	1,903	1,898	2,183	1,853	1,862	-0.1
Release of surplus assets	—	—	—	—	—	—	—	475	150	—	n/a
	7,400	7,690	7,453	7,789	8,109	8,603	8,816	9,758	9,304	9,493	2.8
Contributions from the federal government:
Health and social transfers	4,473	4,614	4,743	4,883	5,176	5,384	5,632	5,938	5,950	6,253	3.8
Harmonized sales tax transition payments	—	—	—	250	769	580	—	—	—	—	n/a
Equalization	459	—	—	—	—	—					n/a
Other cost shared agreements	1,455	1,318	1,242	1,784	2,052	1,743	1,575	1,568	1,453	1,380	-0.6
	6,387	5,932	5,985	6,917	7,997	7,707	7,207	7,506	7,403	7,633	2.0
Commercial Crown corporation net income:
BC Hydro	407	369	365	447	591	558	516	545	618	692	6.1
Liquor Distribution Branch	840	857	891	877	890	909	906	851	860	869	0.4
BC Lotteries (net of payments to federal gov’t)	1,011	1,080	1,082	1,070	1,096	1,099	1,115	1,162	1,192	1,227	2.2
ICBC	381	633	512	601	326	102	249	257	222	205	-6.7
BC Railway Company	30	13	36	2	14	14	7	18	14	14	-8.1
Transportation Invest. Corp. (Port Mann)	—	—	(47)	(4)	(7)	(17)	(72)	(92)	(59)	(49)	n/a
Other	19	24	24	22	17	15	18	53	20	29	4.8
	2,688	2,976	2,863	3,015	2,927	2,680	2,739	2,794	2,867	2,987	1.2
Total revenue	38,778	40,122	38,817	38,073	40,776	41,967	42,451	44,387	44,986	46,377	2.0

Budget and Fiscal Plan – 2013/14 to 2015/16

Appendices

Table A10 Revenue by Source Supplementary Information — 2006/07 to 2015/16

	Actual 2006/07	Actual 2007/08	Actual 2008/09	Actual 2009/10	Actual 2010/11	Actual 2011/12	Updated Forecast 2012/13	Budget Estimate 2013/14	Plan 2014/15	Plan 2015/16	Average annual change
											(per cent)
Per cent of nominal GDP: (1)
Taxation	9.8	10.0	9.2	9.0	9.1	9.3	9.4	9.2	9.3	9.2	-0.7
Natural resources	2.1	1.9	1.9	1.4	1.3	1.3	1.1	1.2	1.1	1.1	-6.9
Other	4.0	3.9	3.7	4.0	3.9	4.0	3.9	4.2	3.8	3.7	-0.7
Contributions from the federal government	3.4	3.0	2.9	3.5	3.8	3.5	3.2	3.2	3.0	3.0	-1.4
Commercial Crown corporation net income	1.4	1.5	1.4	1.5	1.4	1.2	1.2	1.2	1.2	1.2	-2.2
Total revenue	20.8	20.4	19.0	19.5	19.6	19.3	18.8	19.0	18.5	18.2	-1.4

Growth rates:
Taxation	9.8	7.8	-5.4	-5.4	7.4	6.0	5.1	1.7	5.0	3.6	n/a
Natural resources	-13.3	-5.1	1.8	-30.5	3.1	3.1	-11.0	11.0	0.6	1.4	n/a
Other	7.1	3.9	-3.1	4.5	4.1	6.1	2.5	10.7	-4.7	2.0	n/a
Contributions from the federal government	9.6	-7.1	0.9	15.6	15.6	-3.6	-6.5	4.1	-1.4	3.1	n/a
Commercial Crown corporation net income	20.9	10.7	-3.8	5.3	-2.9	-8.4	2.2	2.0	2.6	4.2	n/a
Total revenue	7.0	3.5	-3.3	-1.9	7.1	2.9	1.2	4.6	1.3	3.1	n/a

Per capita: (2)
Taxation	4,326	4,590	4,267	3,970	4,198	4,406	4,583	4,619	4,794	4,907	1.4
Natural resources	930	868	869	594	602	614	541	595	592	593	-4.9
Other	1,744	1,784	1,700	1,746	1,790	1,880	1,907	2,091	1,972	1,988	1.5
Contributions from the federal government	1,505	1,376	1,365	1,551	1,766	1,684	1,559	1,609	1,569	1,598	0.7
Commercial Crown corporation net income	633	691	653	676	646	586	593	599	608	626	-0.1
Total revenue	9,138	9,310	8,854	8,537	9,002	9,170	9,183	9,513	9,535	9,712	0.7

Real Per Capita Revenue (2015 $) (3)	10,533	10,546	9,823	9,472	9,857	9,808	9,714	9,911	9,738	9,712	-0.9
Growth rate (per cent)	4.1	0.1	-6.9	-3.6	4.1	-0.5	-1.0	2.0	-1.7	-0.3	-0.4

(1)         Revenue as a per cent of GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2013/14 revenue divided by nominal GDP for the 2013 calendar year). GDP amounts prior to 2007 are Ministry of Finance estimates (Statistics Canada issued restated GDP amounts from 2007 to 2011 and is recalculating data for the 1981 to 2006 period).

(2)         Per capita revenue is calculated using July 1 population (e.g. 2013/14 revenue divided by population on July 1, 2013).

(3)         Revenue is converted to real (inflation-adjusted) terms using the consumer price index (CPI) for the corresponding calendar year (e.g. 2013 CPI for 2013/14 revenue).

Budget and Fiscal Plan – 2013/14 to 2015/16

Appendices

Table A11 Expense by Function — 2006/07 to 2015/16

($ millions)	Actual 2006/07	Actual 2007/08	Actual 2008/09	Actual 2009/10	Actual 2010/11	Actual 2011/12	Updated Forecast 2012/13	Budget Estimate 2013/14	Plan 2014/15	Plan 2015/16	Average annual change
											(per cent)
Function:
Health:
Medical Services Plan	2,964	3,263	3,391	3,504	3,763	4,004	4,116	4,271	4,296	4,324	4.3
Pharmacare	914	955	1,010	1,053	1,129	1,147	1,154	1,204	1,205	1,228	3.3
Regional services	8,751	9,321	10,030	10,273	10,597	11,255	11,759	12,101	12,450	12,867	4.4
Other healthcare expenses	565	667	601	597	625	642	816	852	848	849	4.6
	13,194	14,206	15,032	15,427	16,114	17,048	17,845	18,428	18,799	19,268	4.3
Education:
Elementary and secondary	5,272	5,521	5,740	5,778	5,802	5,885	5,978	6,063	6,099	6,103	1.6
Post-secondary	4,072	4,314	4,554	4,740	4,865	4,917	5,176	5,253	5,287	5,355	3.1
Other education expenses	147	152	158	528	504	436	534	577	481	485	14.2
	9,491	9,987	10,452	11,046	11,171	11,238	11,688	11,893	11,867	11,943	2.6
Social services:
Social assistance	1,231	1,255	1,339	1,454	1,506	1,550	1,564	1,584	1,588	1,588	2.9
Child welfare	964	925	1,073	1,077	1,118	1,112	1,013	1,011	1,022	1,056	1.0
Low income tax credit transfers	101	85	188	216	408	509	533	248	248	248	10.5
Community living and other services	586	756	723	729	754	769	789	794	802	801	3.5
	2,882	3,021	3,323	3,476	3,786	3,940	3,899	3,637	3,660	3,693	2.8
Protection of persons and property	1,184	1,429	1,429	1,380	1,448	1,512	1,390	1,385	1,390	1,391	1.8
Transportation	1,251	1,378	1,401	1,453	1,580	1,544	1,583	1,606	1,633	1,694	3.4
Natural resources & economic development	1,783	2,072	1,878	2,162	2,315	1,881	1,987	1,816	1,802	1,832	0.3
Other	1,235	1,389	1,652	1,385	1,211	1,394	1,370	1,207	1,213	1,251	0.1
Contingencies	—	—	—	—	—	22	300	225	225	225	n/a
General government	1,251	1,218	1,427	1,374	1,148	1 246	1,165	1,283	1,280	1,417	1.4
Debt servicing	2,270	2,237	2,158	2,197	2,252	2,383	2,402	2,510	2,681	2,878	2.7
Operating expense	34,541	36,937	38,752	39,900	41,025	42,208	43,629	43,990	44,550	45,592	3.1
Unusual items:
Negotiating Framework incentive payments	264	4	2	—	—	—	—	—	—	—
Climate Action Dividend	—	440	(20)	—	—	—	—	—	—	—
HST transition funding repayment	—	—	—	—	—	1,599	—	—	—	—
Total expense	34,805	37,381	38,734	39,900	41,025	43,807	43,629	43,990	44,550	45,592
Per cent of operating expense:
Health	38.2	38.5	38.8	38.7	39.3	40.4	40.9	41.9	42.2	42.3	1.1
Education	27.5	27.0	27.0	27.7	27.2	26.6	26.8	27.0	26.6	26.2	-0.5
Social services and housing	8.3	8.2	8.6	8.7	9.2	9.3	8.9	8.3	8.2	8.1	-0.3
Protection of persons and property	3.4	3.9	3.7	3.5	3.5	3.6	3.2	3.1	3.1	3.1	-1.3
Transportation	3.6	3.7	3.6	3.6	3.9	3.7	3.6	3.7	3.7	3.7	0.3
Natural resources & economic development	5.2	5.6	4.8	5.4	5.6	4.5	4.6	4.1	4.0	4.0	-2.7
Other	3.6	3.8	4.3	3.5	3.0	3.3	3.1	2.7	2.7	2.7	-2.9
Contingencies	—	—	—	—	—	0.1	0.7	0.5	0.5	0.5	n/a
General government	3.6	3.3	3.7	3.4	2.8	3.0	2.7	2.9	2.9	3.1	-1.7
Debt servicing	6.6	6.1	5.6	5.5	5.5	5.6	5.5	5.7	6.0	6.3	-0.4
	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Budget and Fiscal Plan – 2013/14 to 2015/16

Appendices

Table A12 Expense by Function Supplementary Information — 2006/07 to 2015/16

	Actual 2006/07	Actual 2007/08	Actual 2008/09	Actual 2009/10	Actual 2010/11	Actual 2011/12	Updated Forecast 2012/13	Budget Estimate 2013/14	Plan 2014/15	Plan 2015/16	Average annual charge
											(per cent)
Per cent of nominal GDP: (1)
Health	7.1	7.2	7.4	7.9	7.7	7.8	7.9	7.9	7.7	7.6	0.8
Education	5.1	5.1	5.1	5.6	5.4	5.2	5.2	5.1	4.9	4.7	-0.9
Social services	1.5	1.5	1.6	1.8	1.8	1.8	1.7	1.6	1.5	1.5	-0.7
Protection of persons and property	0.6	0.7	0.7	0.7	0.7	0.7	0.6	0.6	0.6	0.5	-1.6
Transportation	0.7	0.7	0.7	0.7	0.8	0.7	0.7	0.7	0.7	0.7	0.0
Natural resources & economic development	1.0	1.1	0.9	1.1	1.1	0.9	0.9	0.8	0.7	0.7	-3.1
Other	0.7	0.7	0.8	0.7	0.6	0.6	0.6	0.5	0.5	0.5	-3.2
Contingencies	—	—	—	—	—	0.0	0.1	0.1	0.1	0.1	n/a
General government	0.7	0.6	0.7	0.7	0.6	0.6	0.5	0.6	0.5	0.6	-2.0
Debt servicing	1.2	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1	-0.8
Operating expense	18.5	18.8	19.0	20.4	19.7	19.4	19.4	18.9	18.3	17.9	-0.3

Growth rates:
Health	6.6	7.7	5.8	2.6	4.5	5.8	4.7	3.3	2.0	2.5	n/a
Education	6.5	5.2	4.7	5.7	1.1	0.6	4.0	1.8	-0.2	0.6	n/a
Social services	5.3	4.8	10.0	4.6	8.9	4.1	-1.0	-6.7	0.6	0.9	n/a
Protection of persons and property	-4.9	20.7	0.0	-3.4	4.9	4.4	-8.1	-0.4	0.4	0.1	n/a
Transportation	4.5	10.2	1.7	3.7	8.7	-2.3	2.5	1.5	1.7	3.7	n/a
Natural resources & economic development	7.9	16.2	-9.4	15.1	7.1	-18.7	5.6	-8.6	-0.8	1.7	n/a
Other	14.1	12.5	18.9	-16.2	-12.6	15.1	-1.7	-11.9	0.5	3.1	n/a
General government	8.6	-2.6	17.2	-3.7	-16.4	8.5	-6.5	10.1	-0.2	10.7	n/a
Debt servicing	3.3	-1.5	-3.5	1.8	2.5	5.8	0.8	4.5	6.8	7.3	n/a
Operating expense	6.1	6.9	4.9	3.0	2.8	2.9	3.4	0.8	1.3	2.3	n/a

Per capita: (2)
Health	3,109	3,296	3,429	3,459	3,558	3,725	3,860	3,950	3,985	4,035	2.9
Education	2,237	2,317	2,384	2,477	2,466	2,456	2,528	2,549	2,515	2,501	1.2
Social services	679	701	758	779	836	861	843	780	776	773	1.5
Protection of persons and property	279	332	326	309	320	330	301	297	295	291	0.5
Transportation	295	320	320	326	349	337	342	344	346	355	2.1
Natural resources & economic development	420	481	428	485	511	411	430	389	382	384	-1.0
Other	291	322	377	311	267	305	296	259	257	262	-1.2
Contingencies	—	—	—	—	—	5	65	48	48	47	n/a
General government	295	283	325	308	253	272	252	275	271	297	0.1
Debt servicing	535	519	492	493	497	521	520	538	568	603	1.3
Operating expense	8,140	8,571	8,839	8,947	9,057	9,223	9,437	9,429	9,443	9,548	1.8

Real Per Capita Operating Expense (2015 $) (3)	9,382	9,709	9,807	9,926	9,917	9,864	9,983	9,822	9,644	9,548	0.2
Growth rate (per cent)	1.0	3.5	1.0	1.2	-0.1	-0.5	1.2	-1.6	-1.8	-1.0	0.3

(1) Expense as a per cent of GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2013/14 expense divided by nominal GDP for the 2013 calendar year). GDP amounts prior to 2007 are Ministry of Finance estimates (Statistics Canada issued restated GDP amounts from 2007 to 2011 and is recalculating data for the 1981 to 2006 period).

(2) Per capita expense is calculated using July 1 population (e.g. 2013/14 expense divided by population on July 1, 2013).

(3) Expense is converted to real (inflation-adjusted) terms using the consumer price index (CPI) for the corresponding calendar year (e.g. 2013 CPI for 2013/14 expense).

Budget and Fiscal Plan – 2013/14 to 2015/16

Appendices

Table A13 Full-Time Equivalents (FTEs) — 2006/07 to 2015/16 (1)

	Actual 2006/07	Actual 2007/08	Actual 2008/09	Actual 2009/10	Actual 2010/11	Actual 2011/12	Updated Forecast 2012/13	Budget Estimate 2013/14	Plan 2014/15	Plan 2015/16	Average annual change
											(per cent)
Taxpayer-supported programs and agencies:
Ministries and special offices (CRF)	28,647	30,224	31,874	31,353	30,221	27,228	27,169	26,066	25,805	25,805	-0.5
Service delivery agencies (3)	3,917	4,128	4,403	4,508	4,295	4,346	4,540	4,657	4,683	4,699	1.0
Total FTEs	32,564	34,352	36,277	35,861	34,516	31,574	31,709	30,723	30,488	30,504	-0.3

Growth rates:
Ministries and special offices (CRF)	5.6	5.5	5.5	-1.6	-3.6	-9.9	-0.2	-4.1	-1.0	0.0	-0.4
Service delivery agencies	-1.9	5.4	6.7	2.4	-4.7	1.2	4.5	2.6	0.6	0.3	1.7
Population per FTE: (4)
Total FTEs	130.3	125.5	120.9	124.4	131.2	144.9	145.8	151.9	154.7	156.5	1.0

(1) Full-time equivalents (FTEs) are a measure of staff employment. FTEs are calculated by dividing the total hours of employment paid for in a given period by the number of hours an individual, full-time person would normally work in that period. This does not equate to the physical number of employees. For example, two half-time employees would equal one FTE, or alternatively, three FTEs may represent two full-time employees who have worked sufficient overtime hours to equal an additional FTE.

(2) The ministry 2011/12 FTE total includes a reduction of about 3,200 FTEs reflecting the shift of BC Ambulance Service oversight from the Ministry of Health to the Provincial Health Services Authority.

(3) Service delivery agency FTE amounts do not include SUCH sector staff employment.

(4) Population per FTE is calculated using July 1 population (e.g. population on July 1, 2013 divided by 2013/14 FTEs).

Budget and Fiscal Plan – 2013/14 to 2015/16

Appendices

Table A14 Capital Spending - 2006/07 to 2015/16

($ millions)	Actual 2006/07	Actual 2007/08	Actual 2008/09	Actual 2009/10	Actual 2010/11	Actual 2011/12	Updated Forecast 2012/13	Budget Estimate 2013/14	Plan 2014/15	Plan 2015/16	Average annual change
											(per cent)
Taxpayer-supported:
Education
Schools districts	322	380	413	449	433	560	490	551	489	447	3.7
Post-secondary institutions	874	782	658	672	925	662	749	558	647	673	-2.9
Health	760	881	892	927	916	732	850	809	771	729	-0.5
BC Transportation Financing Authority	821	884	881	918	1,080	921	1,079	1,113	957	803	-0.2
BC Transit	13	37	77	150	39	37	59	152	118	123	28.4
Rapid Transit Project 2000	15	—	—	—	—	—	—	—	—	—	n/a
Vancouver Convention Centre expansion	105	251	242	41	10	1	2	—	—	—	n/a
BC Place redevelopment	—	—	45	75	197	194	8	12	—	—	n/a
Government direct (ministries)	355	335	430	306	261	245	377	408	385	347	-0.3
Other	139	117	133	184	250	220	114	114	114	67	-7.8
	3,404	3,667	3,771	3,722	4,111	3,572	3,728	3,717	3,481	3,189	-0.7
Self-supported:
BC Hydro	807	1,076	1,397	2,406	1,519	1,917	2,063	2,031	2,445	2,457	13.2
BC Transmission Corporation	50	70	19	12	—	—	—	—	—	—	n/a
Columbia River power projects	19	29	32	16	67	108	120	64	26	10	-6.9
Transportation Invest. Corp. (Port Mann)	—	—	215	778	730	734	628	185	49	—	n/a
BC Railway Company	19	20	10	14	6	9	11	14	1	1	-27.9
ICBC	22	23	22	22	48	92	77	73	68	59	11.6
BC Lotteries	44	60	97	92	81	74	118	120	110	110	10.7
Liquor Distribution Branch	22	18	17	19	18	19	22	23	23	27	2.3
	983	1,296	1,809	3,359	2,469	2,953	3,039	2,510	2,722	2,664	11.7
Total capital spending	4,387	4,963	5,580	7,081	6,580	6,525	6,767	6,227	6,203	5,853	3.3

Per cent of nominal GDP: (1)
Taxpayer-supported	1.8	1.9	1.9	1.9	2.0	1.6	1.7	1.6	1.4	1.3	-4.1
Self-supported	0.5	0.7	0.9	1.7	1.2	1.4	1.3	1.1	1.1	1.0	8.0
Total	2.3	2.5	2.7	3.6	3.2	3.0	3.0	2.7	2.5	2.3	-0.2
Growth rates:
Taxpayer-supported	8.3	7.7	2.8	-1.3	10.5	-13.1	4.4	-0.3	-6.3	-8.4	0.4
Self-supported	22.1	31.8	39.6	85.7	-26.5	19.6	2.9	-17.4	8.4	-2.1	16.4
Total	11.1	13.1	12.4	26.9	-7.1	-0.8	3.7	-8.0	-0.4	-5.6	4.5
Per capita: (2)
Taxpayer-supported	802	851	860	835	908	780	806	797	738	668	-2.0
Self-supported	232	301	413	753	545	645	657	538	577	558	10.2
Total	1,034	1,152	1,273	1,588	1,453	1,426	1,464	1,335	1,315	1,226	1.9
Real Per Capita Capital Spending (2015 $) (3)	1,192	1,304	1,412	1,762	1,591	1,525	1,548	1,390	1,343	1,226	0.3
Growth rate (per cent)	8.1	9.5	8.3	24.7	-9.7	-4.1	1.5	-10.2	-3.4	-8.7	1.6

(1) Capital spending as a per cent of GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2013/14 amounts divided by nominal GDP for the 2013 calendar year). GDP amounts prior to 2007 are Ministry of Finance estimates (Statistics Canada issued restated GDP amounts from 2007 to 2011 and is recalculating data for the 1981 to 2006 period).

(2) Per capita capital spending is calculated using July 1 population (e.g. 2013/14 amounts divided by population on July 1, 2013).

(3) Capital spending is converted to real (inflation-adjusted) terms using the consumer price index (CPI) for the corresponding calendar year (e.g. 2013 CPI for 2013/14 capital spending).

Budget and Fiscal Plan – 2013/14 to 2015/16

Appendices

Table A15 Statement of Financial Position — 2006/07 to 2015/16

($ millions)	Actual 2006/07	Actual 2007/08	Actual 2008/09	Actual 2009/10	Actual 2010/11	Actual 2011/12	Updated Forecast 2012/13	Budget Estimate 2013/14	Plan 2014/15	Plan 2015/16	Average annual change
											(per cent)
Financial assets:
Cash and temporary investments	3,434	5,936	5,168	2,901	3,052	3,239	3,153	3,114	3,122	3,197	-0.6
Other financial assets	7,064	7,188	6,205	7,511	8,323	8,133	7,878	9,677	9,454	9,626	2.9
Sinking funds	3,798	2,649	2,134	1,329	1,410	1,491	1,769	379	333	354	-19.4
Investments in commercial Crown corporations:
Retained earnings	4,307	4,972	5,579	7,075	6,695	6,676	7,328	7,633	8,057	8,407	6.3
Recoverable capital loans	7,170	7,719	9,149	11,471	12,947	14,846	17,046	19,260	21,164	22,374	10.9
	11,477	12,691	14,728	18,546	19,642	21,522	24,374	26,893	29,221	30,781	9.4
Warehouse borrowing program assets	—	—	2,081	—	—	—	—	—	—	—	n/a
	25,773	28,464	30,316	30,287	32,427	34,385	37,174	40,063	42,130	43,958	5.0
Liabilities:
Accounts payable & accrued liabilities	7,236	8,087	7,420	7,013	7,628	8,833	9,047	8,751	8,774	8,959	2.0
Deferred revenue	6,249	7,475	9,496	10,083	10,852	10,571	9,823	9,268	8,697	8,067	2.3
Debt:
Taxpayer-supported debt	25,968	26,589	26,446	30,021	31,855	34,692	38,337	42,557	44,493	46,070	5.3
Self-supported debt	7,471	8,048	11,568	11,864	13,299	15,501	17,724	19,932	21,830	23,033	10.8
Forecast allowance	—	—	—	—	—	—	50	200	225	325	n/a
Total provincial debt	33,439	34,637	38,014	41,885	45,154	50,193	56,111	62,689	66,548	69,428	6.9
Add: debt offset by sinking funds	3,798	2,649	2,134	1,329	1,410	1,491	1,769	379	333	354	-19.4
Less: guarantees and non-guaranteed debt	(436)	(477)	(480)	(527)	(455)	(730)	(708)	(702)	(696)	(689)	4.2
Financial statement debt	36,801	36,809	39,668	42,687	46,109	50,954	57,172	62,366	66,185	69,093	5.9
	50,286	52,371	56,584	59,783	64,589	70,358	76,042	80,385	83,656	86,119	5.0
Net liabilities	(24,513)	(23,907)	(26,268)	(29,496)	(32,162)	(35,973)	(38,868)	(40,322)	(41,526)	(42,161)	5.1
Capital and other assets:
Tangible capital assets	26,767	28,698	30,612	32,291	34,337	35,763	37,406	38,985	40,299	41,307	4.0
Restricted assets	1,012	1,180	1,228	1,291	1,362	1,452	1,508	1,567	1,627	1,692
Other assets	754	708	758	896	1,086	1,215	1,308	1,318	1,328	1,339	5.4
	28,533	30,586	32,598	34,478	36,785	38,430	40,222	41,870	43,254	44,338	4.1
Accumulated surplus (deficit)	4,020	6,679	6,330	4,982	4,623	2,457	1,354	1,548	1,728	2,177	n/a
Per cent of Nominal GDP: (1)
Net liabilities	13.1	12.1	12.9	15.1	15.4	16.5	17.2	17.3	17.1	16.6	2.2
Capital and other assets	15.3	15.5	16.0	17.6	17.7	17.6	17.8	17.9	17.8	17.4	1.2
Growth rates:
Net liabilities	-9.3	-2.5	9.9	12.3	9.0	11.8	8.0	3.7	3.0	1.5	6.3
Capital and other assets	7.3	7.2	6.6	5.8	6.7	4.5	4.7	4.1	3.3	2.5	5.0
Per capita: (2)
Net liabilities	5,776	5,547	5,991	6,614	7,101	7,860	8,408	8,642	8,802	8,829	3.9
Capital and other assets	6,724	7,097	7,435	7,731	8,121	8,397	8,701	8,974	9,168	9,285	3.0

(1) Net liabilities as a per cent of GDP is calculated using GDP for the calendar year ending in the fiscal year (e.g. 2013/14 amount divided by GDP for the 2013 calendar year). GDP amounts prior to 2007 are Ministry of Finance estimates (Statistics Canada issued restated GDP amounts from 2007 to 2011 and is recalculating data for the 1981 to 2006 period).

(2) Per capita net liabilities is calculated using July 1 population (e.g. 2013/14 amount divided by population on July 1, 2013).

Budget and Fiscal Plan – 2013/14 to 2015/16

Appendices

Table A16 Changes in Financial Position — 2006/07 to 2015/16

($ millions)	Actual 2006/07	Actual 2007/08	Actual 2008/09	Actual 2009/10	Actual 2010/11	Actual 2011/12	Updated Forecast 2012/13	Budget Estimate 2013/14	Plan 2014/15	Plan 2015/16	10-Year Total
(Surplus) deficit for the year	(4,467)	(2,165)	267	916	838	2,056	1,228	(197)	(211)	(460)	(2,195)
Comprehensive income (increase) decrease	—	(494)	82	432	(479)	110	(125)	3	31	11	(429)
Change in accumulated (surplus) deficit	(4,467)	(2,659)	349	1,348	359	2,166	1,103	(194)	(180)	(449)	(2,624)
Capital and other asset changes:
Taxpayer-supported capital investments	3,404	3,667	3,771	3,722	4,111	3,572	3,728	3,717	3,481	3,189	36,362
Less: amortization and other accounting changes	(1,563)	(1,736)	(1,857)	(2,043)	(2,065)	(2,146)	(2,085)	(2,138)	(2,167)	(2,181)	(19,981)
Increase in net capital assets	1,841	1,931	1,914	1,679	2,046	1,426	1,643	1,579	1,314	1,008	16,381
Increase (decrease) in restricted assets	75	168	48	63	71	90	56	59	60	65
Increase (decrease) in other assets	24	(46)	50	138	190	129	93	10	10	11	609
	1,940	2,053	2,012	1,880	2,307	1,645	1,792	1,648	1,384	1,084	17,745
Increase (decrease) in net liabilities	(2,527)	(606)	2,361	3,228	2,666	3,811	2,895	1,454	1,204	635	15,121
Investment and working capital changes:
Increase (reduction) in cash and temporary investments	(430)	2,502	(768)	(2,267)	151	187	(86)	(39)	8	75	(667)
Increase (decrease) in warehouse borrowing investments	—	—	2,081	(2,081)	—	—	—	—	—	—	—
Investment in commercial Crown corporations:
Increase (decrease) in retained earnings	999	665	607	1,496	(380)	(19)	652	305	424	350	5,099
Self-supported capital investments	983	1,296	1,809	3,359	2,469	2,953	3,039	2,510	2,722	2,664	23,804
Less: loan repayments and other accounting changes	(729)	(747)	(379)	(1,037)	(993)	(1,054)	(839)	(296)	(818)	(1,454)	(8,346)
	1,253	1,214	2,037	3,818	1,096	1,880	2,852	2,519	2,328	1,560	20,557
Other working capital changes	464	(3,102)	(2,852)	321	(491)	(1,033)	557	1,260	279	638	(3,959)
	1,287	614	498	(209)	756	1,034	3,323	3,740	2,615	2,273	15,931
Increase (decrease) in financial statement
debt	(1,240)	8	2,859	3,019	3,422	4,845	6,218	5,194	3,819	2,908	31,052
(Increase) decrease in sinking fund debt	261	1,149	515	805	(81)	(81)	(278)	1,390	46	(21)	3,705
Increase (decrease) in guarantees and non-guaranteed debt	(39)	41	3	47	(72)	275	(22)	(6)	(6)	(7)	214
Increase (decrease) in total provincial debt	(1,018)	1,198	3,377	3,871	3,269	5,039	5,918	6,578	3,859	2,880	34,971
Represented by increase (decrease) in:
Taxpayer-supported debt	(1,283)	621	(143)	3,575	1,834	2,837	3,645	4,220	1,936	1,577	18,819
Self-supported debt	265	577	3,520	296	1,435	2,202	2,223	2,208	1,898	1,203	15,827
Forecast allowance	—	—	—	—	—	—	50	150	25	100	325
Total provincial debt	(1,018)	1,198	3,377	3,871	3,269	5,039	5,918	6,578	3,859	2,880	34,971

Budget and Fiscal Plan – 2013/14 to 2015/16

Appendices

Table A17 Provincial Debt — 2006/07 to 2015/16

($ millions)	Actual 2006/07	Actual 2007/08	Actual 2008/09	Actual 2009/10	Actual 2010/11	Actual 2011/12	Updated Forecast 2012/13	Budget Estimate 2013/14	Plan 2014/15	Plan 2015/16	Average annual change
											(per cent)
Taxpayer-supported debt:
Provincial government operating	6,928	5,330	3,048	4,663	4,268	5,117	6,481	8,282	7,946	7,293	0.6
Provincial government general capital	1,961	2,274	2,696	2,696	2,696	2,696	2,696	2,696	2,696	2,696	3.6
Provincial government direct operating	8,889	7,604	5,744	7,359	6,964	7,813	9,177	10,978	10,642	9,989	1.3
Other taxpayer-supported debt (mainly capital):
Education facilities
School districts	5,013	5,216	5,522	5,777	6,016	6,407	6,874	7,411	7,844	8,246	5.7
Post-secondary institutions	3,024	3,437	3,626	3,843	4,092	4,185	4,307	4,374	4,456	4,736	5.1
	8,037	8,653	9,148	9,620	10,108	10,592	11,181	11,785	12,300	12,982	5.5
Health facilities	3,053	3,511	3,936	4,389	4,895	5,293	5,768	6,257	6,753	7,272	10.1
Highways, ferries and public transit
BC Transportation Financing Authority	3,237	3,948	4,586	5,211	5,785	6,287	7,121	7,942	8,742	9,483	12.7
SkyTrain extension	1,153	1,153	1,154	1,154	1,155	1,174	1,174	1,174	1,174	1,174	0.2
Public transit	950	958	997	997	997	1,000	1,000	1,000	1,000	1,000	0.6
BC Transit	96	84	94	140	158	183	162	177	189	204	8.7
	5,436	6,143	6,831	7,502	8,095	8,644	9,457	10,293	11,105	11,861	9.1
Other
Social Housing	216	218	286	305	511	674	722	774	830	833	16.2
Provincial government general capital	—	—	—	294	570	808	1,192	1,605	1,997	2,320	n/a
BC Immigrant Investment Fund	167	256	287	289	347	398	366	394	397	347	n/a
Homeowner Protection Office	110	136	150	144	—	—	—	—	—	—	n/a
BC Pavilion Corporation	—	—	—	49	250	383	398	397	395	393	n/a
Other	60	68	64	70	115	87	76	74	74	73	2.2
	553	678	787	1,151	1,793	2,350	2,754	3,244	3,693	3,966	24.5
Total other taxpayer-supported debt	17,079	18,985	20,702	22,662	24,891	26,879	29,160	31,579	33,851	36,081	8.7
Total taxpayer-supported debt	25,968	26,589	26,446	30,021	31,855	34,692	38,337	42,557	44,493	46,070	6.6
Self-supported debt:
Commercial Crown corporations and agencies
BC Hydro	7,144	7,633	9,054	10,792	11,710	12,978	14,416	15,835	17,652	18,854	11.4
Transportation Invest. Corp. (Port Mann)	—	—	20	544	1,148	1,779	2,498	3,252	3,311	3,296	n/a
Post-secondary institutions’ subsidiaries	58	115	134	201	173	173	202	202	202	202	14.9
Columbia River power projects	236	219	208	196	183	481	475	470	463	456	7.6
BC Transmission Corporation	30	79	70	70	—	—	—	—	—	—	n/a
BC Lotteries	—	—	—	60	85	90	133	173	202	225	n/a
Liquor Distribution Branch	3	2	1	1	—	—	—	—	—	—	n/a
	7,471	8,048	9,487	11,864	13,299	15,501	17,724	19,932	21,830	23,033	13.3
Warehouse borrowing program	—	—	2,081	—	—	—	—	—	—	—	n/a
Total self-supported debt	7,471	8,048	11,568	11,864	13,299	15,501	17,724	19,932	21,830	23,033	13.3
Forecast allowance	—	—	—	—	—	—	50	200	225	325	n/a
Total provincial debt	33,439	34,637	38,014	41,885	45,154	50,193	56,111	62,689	66,548	69,428	8.5

Budget and Fiscal Plan – 2013/14 to 2015/16

Appendices

Table A18 Provincial Debt Supplementary Information — 2006/07 to 2015/16

	Actual 2006/07	Actual 2007/08	Actual 2008/09	Actual 2009/10	Actual 2010/11	Actual 2011/12	Updated Forecast 2012/13	Budget Estimate 2013/14	Plan 2014/15	Plan 2015/16	Average annual change
											(per cent)
Per cent of nominal GDP: (1)
Taxpayer-supported debt:
Provincial government direct operating	4.8	3.9	2.8	3.8	3.3	3.6	4.1	4.7	4.4	3.9	-2.1
Education facilities	4.3	4.4	4.5	4.9	4.9	4.9	5.0	5.1	5.1	5.1	1.9
Health facilities	1.6	1.8	1.9	2.2	2.4	2.4	2.6	2.7	2.8	2.9	6.4
Highways, ferries and public transit	2.9	3.1	3.4	3.8	3.9	4.0	4.2	4.4	4.6	4.7	5.4
Other	0.3	0.3	0.4	0.6	0.9	1.1	1.2	1.4	1.5	1.6	20.3
Total taxpayer-supported debt	13.9	13.5	13.0	15.3	15.3	15.9	17.0	18.2	18.3	18.1	3.0
Self-supported debt:
Commercial Crown corporations & agencies	4.0	4.1	4.7	6.1	6.4	7.1	7.9	8.5	9.0	9.1	9.5
Warehouse borrowing program	—	—	1.0	—	—	—	—	—	—	—	n/a
Total self-supported debt	4.0	4.1	5.7	6.1	6.4	7.1	7.9	8.5	9.0	9.1	9.5
Total provincial debt	17.9	17.6	18.7	21.4	21.7	23.1	24.9	26.9	27.3	27.3	4.8
Growth rates:
Taxpayer-supported debt:
Provincial government direct operating	-21.6	-14.5	-24.5	28.1	-5.4	12.2	17.5	19.6	-3.1	-6.1	0.2
Education facilities	5.3	7.7	5.7	5.2	5.1	4.8	5.6	5.4	4.4	5.5	5.5
Health facilities	15.9	15.0	12.1	11.5	11.5	8.1	9.0	8.5	7.9	7.7	10.7
Highways, ferries and public transit	11.3	13.0	11.2	9.8	7.9	6.8	9.4	8.8	7.9	6.8	9.3
Other	-27.0	22.6	16.1	46.3	55.8	31.1	17.2	17.8	13.8	7.4	20.1
Total taxpayer-supported debt	-4.7	2.4	-0.5	13.5	6.1	8.9	10.5	11.0	4.5	3.5	5.5
Self-supported debt:
Commercial Crown corporations & agencies	3.7	7.7	17.9	25.1	12.1	16.6	14.3	12.5	9.5	5.5	12.5
Warehouse borrowing program	—	—	—	-100.0	—	—	—	—	—	—	n/a
Total self-supported debt	3.7	7.7	43.7	2.6	12.1	16.6	14.3	12.5	9.5	5.5	12.8
Total provincial debt	-3.0	3.6	9.7	10.2	7.8	11.2	11.8	11.7	6.2	4.3	7.4
Per capita: (2)
Taxpayer-supported debt:
Provincial government direct operating	2,095	1,764	1,310	1,650	1,537	1,707	1,985	2,353	2,256	2,092	0.0
Education facilities	1,894	2,008	2,087	2,157	2,232	2,314	2,419	2,526	2,607	2,719	4.1
Health facilities	719	815	898	984	1,081	1,157	1,248	1,341	1,431	1,523	8.7
Highways, ferries and public transit	1,281	1,425	1,558	1,682	1,787	1,889	2,046	2,206	2,354	2,484	7.6
Other	130	157	180	258	396	513	596	695	783	831	22.9
Total taxpayer-supported debt	6,119	6,170	6,032	6,731	7,033	7,580	8,293	9,121	9,431	9,648	5.2
Self-supported debt:
Commercial Crown corporations & agencies	1,761	1,867	2,164	2,660	2,936	3,387	3,834	4,272	4,627	4,823	11.8
Warehouse borrowing program	—	—	475	—	—	—	—	—	—	—	n/a
Total self-supported debt	1,761	1,867	2,638	2,660	2,936	3,387	3,834	4,272	4,627	4,823	11.8
Total provincial debt	7,880	8,037	8,670	9,391	9,969	10,967	12,138	13,436	14,105	14,539	7.0
Real Per Capita Provincial Debt (2015 $) (3)	9,083	9,104	9,620	10,420	10,915	11,730	12,839	13,998	14,406	14,539	5.4
Growth rate (per cent)	-5.6	0.2	5.7	8.3	4.7	7.5	9.5	9.0	2.9	0.9	4.3

(1) Debt as a per cent of GDP is calculated using nominal GDP for the calendar year ending in the fiscal year (e.g. 2013/14 debt divided by nominal GDP for the 2013 calendar year). GDP amounts prior to 2007 are Ministry of Finance estimates (Statistics Canada issued restated GDP amounts from 2007 to 2011 and is recalculating data for the 1981 to 2006 period).

(2) Per capita debt is calculated using July 1 population (e.g. 2013/14 debt divided by population on July 1, 2013).

(3) Debt is converted to real (inflation-adjusted) terms using the consumer price index (CPI) for the corresponding calendar year (e.g. 2013 CPI for 2013/14 debt).

Budget and Fiscal Plan – 2013/14 to 2015/16

Appendices

Table A19 Key Provincial Debt Indicators — 2006/07 to 2015/16 (1)

	Actual 2006/07	Actual 2007/08	Actual 2008/09	Actual 2009/10	Actual 2010/11	Actual 2011/12	Updated Forecast 2012/13	Budget Estimate 2013/14	Plan 2014/15	Plan 2015/16	Average annual change
											(per cent)
Debt to revenue (per cent)
Total provincial	68.7	68.8	77.1	86.4	88.4	94.7	104.6	111.6	115.7	118.3	6.2
Taxpayer-supported	69.2	68.9	70.9	82.6	78.7	84.9	93.3	98.4	101.9	102.3	4.4
Debt per capita ($) (2)
Total provincial	7,880	8,037	8,670	9,391	9,969	10,967	12,138	13,436	14,105	14,539	7.0
Taxpayer-supported	6,119	6,170	6,032	6,731	7,033	7,580	8,293	9,121	9,431	9,648	5.2
Debt to nominal GDP (per cent) (3)
Total provincial	17.9	17.6	18.7	21.4	21.7	23.1	24.9	26.9	27.3	27.3	4.8
Taxpayer-supported	13.9	13.5	13.0	15.3	15.3	15.9	17.0	18.2	18.3	18.1	3.0
Interest bite (cents per dollar of revenue) (4)
Total provincial	4.2	4.0	4.3	4.5	4.2	4.3	4.4	4.7	4.8	5.2	2.2
Taxpayer-supported	4.2	3.9	4.2	4.2	3.9	4.0	3.9	4.1	4.2	4.3	0.3
Interest costs ($ millions)
Total provincial	2,069	2,010	2,138	2,205	2,155	2,284	2,340	2,624	2,765	3,027	4.3
Taxpayer-supported	1,570	1,488	1,570	1,534	1,596	1,625	1,606	1,758	1,837	1,937	2.4
Interest rate (per cent) (5)
Taxpayer-supported	5.9	5.7	5.9	5.4	5.2	4.9	4.4	4.3	4.2	4.3	-3.5

Background Information:
Revenue ($ millions)
Total provincial (6)	48,689	50,322	49,278	48,477	51,067	52,986	53,632	56,148	57,512	58,675	2.1
Taxpayer-supported (7)	37,552	38,576	37,301	36,367	40,471	40,871	41,098	43,256	43,661	45,037	2.0
Debt ($ millions)
Total provincial	33,439	34,637	38,014	41,885	45,154	50,193	56,111	62,689	66,548	69,428	8.5
Taxpayer-supported (8)	25,968	26,589	26,446	30,021	31,855	34,692	38,337	42,557	44,493	46,070	6.6
Provincial nominal GDP ($ millions) (9)	186,879	196,996	203,820	195,670	208,295	217,749	225,442	233,273	243,387	254,322	3.5
Population (thousands at July 1) (10)	4,244	4,310	4,384	4,460	4,530	4,577	4,623	4,666	4,718	4,775	1.3

(1) Includes fiscal data of school districts, post-secondary institutions and regional health authorities/societies (SUCH).

(2) The ratio of debt to population (e.g. 2013/14 debt divided by population at July 1, 2013).

(3) The ratio of debt outstanding at fiscal year end to provincial nominal gross domestic product (GDP) for the calendar year ending in the fiscal year (e.g. 2013/14 debt divided by 2013 nominal GDP). GDP amounts prior to 2007 are Ministry of Finance estimates (Statistics Canada issued restated GDP amounts from 2007 to 2011 and is recalculating data for the 1981 to 2006 period).

(4) The ratio of interest costs (less sinking fund interest) to revenue. Figures include capitalized interest expense in order to provide a more comparable measure to outstanding debt.

(5) Weighted average of all outstanding debt issues.

(6) Includes revenue of the consolidated revenue fund (excluding dividends from enterprises) plus revenue of all government organizations and enterprises.

(7) Excludes revenue of government enterprises, but includes dividends from enterprises paid to the consolidated revenue fund.

(8) Excludes debt of commercial Crown corporations and agencies and funds held under the province’s warehouse borrowing program.

(9) Nominal GDP for the calendar year ending in the fiscal year (e.g. Nominal GDP for 2013 is used for the fiscal year ended March 31, 2014). GDP amounts prior to 2007 are Ministry of Finance estimates (Statistics Canada issued restated GDP amounts from 2007 to 2011 and is recalculating data for the 1981 to 2006 period).

(10) Population at July 1st within the fiscal year (e.g. population at July 1, 2013 is used for the fiscal year ended March 31, 2014).

Budget and Fiscal Plan – 2013/14 to 2015/16

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British Columbia

Ministry of Finance